
12028562

Mueller Water Products

2012 ANNUAL REPORT

Overview

Mueller Water Products, Inc. (NYSE:MWA) is a leading manufacturer and marketer of products and services used in the transmission, distribution and measurement of water. Our broad product portfolio includes engineered valves, fire hydrants, metering products and systems, leak detection and pipe condition assessment. We help municipalities increase operational efficiencies, improve customer service and prioritize capital spending, demonstrating why Mueller Water Products is Where Intelligence Meets Infrastructure™. The piping component systems produced by Anvil help build connections that last in commercial, industrial, mechanical, fire protection and oil & gas applications. Visit us at www.muellerwaterproducts.com.

Complete Water Transmission Solutions


Drinking Water Source
Pump Station
Water Treatment Plant
Gate and Butterfly Valve
Office Building
Fittings, Couplings and Hangers
Fire Hydrant
Gate Valve
Gate Valve
Gate Valve
Fire Protection Hydrant and Valve
Corporation Valve
Curb Valve
Leak Detection
Metering Systems
Fittings, Couplings and Hangers
Gate, Butterfly, Plug and Ball Valve
Residential Homes
Pipe Condition
Pump Station
Water Discharge after Treatment
Mueller Co.
Anvil International

This diagram is for illustrative purposes only.

LETTER FROM GREG HYLAND | Chairman, President and Chief Executive Officer

DECEMBER 17, 2012

TO MY FELLOW STOCKHOLDERS:

I am pleased to share Mueller Water Products' 2012 results with you. It was a year of significant change and accomplishment for the company. We restructured our portfolio by divesting a lower-margin business. Our newer technology initiatives gained traction in the marketplace with new customers and product and service offerings. We continued to improve our operational efficiencies. And, after several challenging years, some of our key end markets began to show signs of recovery.

The actions we took during the year make us a stronger company today than a year ago. We remain well positioned to capitalize on the growing need for improvements and operational efficiencies in North America's water infrastructure and to continue our long history of leading the industry through innovation.

Divestiture of U.S. Pipe

One of the most significant developments in 2012 was the divestiture of U.S. Pipe, which has enabled us to focus on our higher-margin businesses and newer technology products and services. Our Mueller Co. and Anvil operating segments provide a solid platform to profitably grow our business and serve our markets.

2012 Business Review

We focus our comments in this annual report on our continuing operations. U.S. Pipe's operating results have been reclassified as discontinued operations for all periods.

2012 net sales of $1,023.9 million were up 6.1 percent compared to 2011 net sales of $964.6 million. Our adjusted EBITDA margin for 2012 was 12.5 percent, essentially flat with 2011. We reported adjusted net income of $6.3 million, or $0.04 per diluted share for 2012, compared to adjusted net loss of $2.9 million or $.02 per diluted share in 2011. Our previously reported 2011 adjusted net loss per diluted share, which included U.S. Pipe, was $0.18.

During 2012, we also generated free cash flow of $45.4 million up from $29.0 million in 2011.
Our debt leverage at the end of 2012 was 4.2x, compared to 5.2x at the end of 2011.

The net sales split among our end markets changed in 2012 primarily reflecting the divestiture of U.S. Pipe. For example, the oil & gas markets (addressed primarily through our Anvil business) became a more significant part of our business. We estimate that 55 percent of our 2012 net sales came from repair and replacement of water infrastructure, 30 percent from non-residential construction, 10 percent from oil & gas, and 5 percent from investment in water infrastructure driven by residential construction for new community development.

Our brands are recognized for quality and service. Our businesses have also built their reputation on developing innovative products and services that have become industry standards. We are committed to continuing that tradition. In 2012 we created the Mueller Technology Center to focus our research and development efforts on developing new solutions that improve efficiency, distribution and monitoring capabilities for water utilities.

We are still in the investment phase with our metering systems, leak detection and pipe condition assessment solutions. Our investments in these businesses negatively impacted Mueller Co.'s operating income in the short term; however, we are bullish about their long-term potential. They continued to gain traction in the marketplace in 2012. Our new product development efforts extend to other parts of our business as well.

We continue to invest in new products and services that utilize the latest technology to help address industry trends such as conserving water and improving operational efficiencies. We are equally committed to improving our own internal processes through our overall Operational Excellence manufacturing initiatives. Over the past several years, these initiatives have made us an even more efficient and better managed organization.

Strategy

We are proud of our position as a leading North American provider of flow control products to the water infrastructure market. Mueller is the most recognized brand in the water infrastructure industry with one of the largest installed bases of fire hydrants and iron gate valves in the United States.

Our strategy is to continue to increase our financial flexibility, improve our operating leverage, reduce costs and leverage the Mueller brand to pursue strategic growth opportunities. We will continue to focus on these areas with the overall objective of capitalizing on the large, attractive and growing water infrastructure markets worldwide. Specifically, we will:

- Maintain our leadership positions with customers and end users by ensuring that our product portfolio, quality and service levels continue to set the standard for the industry
- Continue to drive operational and organizational excellence as we continuously improve our processes and efficiencies
- Increase the value we offer our customers by expanding the breadth and depth of our products, technologies and services, and leveraging the Mueller and Anvil brands and our sales infrastructure
- Opportunistically expand internationally.

Summary

Over the past year, we restructured our portfolio; invested in new products and services, which continue to gain traction in the marketplace; implemented new processes that have improved the way we do business; and reduced our net debt leverage. We believe that we are well positioned to benefit from these initiatives as our end markets continue to improve, especially the residential construction end market.

We also believe operating margins will continue to be positively impacted by the efficiencies generated from our Operational Excellence initiatives and as we experience higher levels of capacity utilization.

I appreciate the dedication of our employees and their commitment to safely producing quality products and delivering exceptional customer service. They are responsible for our many accomplishments and for ensuring that Mueller and Anvil remain leading brands in the marketplace.

I look forward to updating you on our progress throughout the year. In the meantime, thank you for the trust you have invested in us.

Sincerely,



Gregory E. Hyland

Chairman, President
and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-32892

MUELLER WATER PRODUCTS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-3547095**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1200 Abernathy Road N.E.
Suite 1200
Atlanta, GA 30328
(Address of Principal Executive Offices)
Registrant's telephone number: **(770) 206-4200**
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.505 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one): ☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

There were 156,949,115 shares of common stock of the registrant outstanding at November 13, 2012. At March 31, 2012, the aggregate market value of the voting and non-voting common stock held by non-affiliates (assuming only for purposes of this computation that directors and executive officers may be affiliates) was $514 million based on the closing price per share as reported on the New York Stock Exchange.

DOCUMENTS INCORPORATED BY REFERENCE

Applicable portions of the Proxy Statement for the Annual Meeting of Stockholders of the Company to be held on January 30, 2013 are incorporated by reference into Part III of this Form 10-K.

Introductory Note

In this Annual Report on Form 10-K (this "annual report"), (1) the "Company," "we," "us" or "our" refer to Mueller Water Products, Inc. and its subsidiaries, including Mueller Co. and Anvil or their management; (2) "Mueller Co." refers to Mueller Co. LLC, our subsidiary; (3) "Anvil" refers to Anvil International, LLC, our subsidiary; and (4) "U.S. Pipe" refers to United States Pipe and Foundry Company, LLC, our former subsidiary. With regard to the Company's segments, "we," "us" or "our" may also refer to the segment being discussed or its management.

On April 1, 2012, we sold the businesses comprising our former U.S. Pipe segment. U.S. Pipe's results of operations have been reclassified as discontinued operations, and its assets and liabilities reclassified as held for sale, for all prior periods. Unless the context indicates otherwise, amounts related to our former U.S. Pipe segment have been excluded from amounts presented in this annual report.

Certain of the titles and logos of our products referenced in this annual report are our intellectual property. Each trade name, trademark or servicemark of any other company appearing in this annual report is the property of its holder.

Unless the context indicates otherwise, whenever we refer in this annual report to a particular year, we mean the fiscal year ended or ending September 30 in that particular calendar year. We manage our business and report operations through two business segments: Mueller Co. and Anvil, based largely on the products sold and the customers served.

Industry and Market Data

In this annual report, we rely on and refer to information and statistics from third-party sources regarding economic conditions and trends, the demand for our water infrastructure products, flow control and piping component system products and services and the competitive conditions we face in serving our customers and end users. We believe that these sources of information and estimates are accurate, but we have not independently verified them.

Most of our primary competitors are not publicly traded companies. Accordingly, only limited current public information is available with respect to the size of our end markets or our relative strength or competitive position. Our statements in this annual report about our relative market strength and competitive position with respect to other products are based on our beliefs, studies and judgments concerning industry trends.

Forward-Looking Statements

This annual report contains certain statements that may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events or developments that we intend, expect, plan, project, believe or anticipate will or may occur in the future are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements we make regarding general economic conditions, spending by municipalities, the outlook for the residential and non-residential construction markets, the stability of Anvil's markets, Hurricane Sandy and the "fiscal cliff" and the impacts of these factors on our business. Forward-looking statements are based on certain assumptions and assessments made by us in light of our experience and perception of historical trends, current conditions and expected future developments. Actual results and the timing of events may differ materially from those contemplated by the forward-looking statements due to a number of factors, including regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

- the spending level for water and wastewater infrastructure;
- the level of manufacturing and construction activity;
- our ability to service our debt obligations; and
- the other factors that are described under the section entitled "RISK FACTORS" in Item 1A of Part I of this annual report.

Undue reliance should not be placed on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements except as required by law.

TABLE OF CONTENTS

* All or a portion of the referenced section incorporated by reference from our definitive proxy statement that will be issued in connection with the Annual Meeting of Stockholders to be held on January 30, 2013.

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PART I

Item 1. BUSINESS

Our Company

Mueller Water Products, Inc. is a leading manufacturer and marketer of products and services used in the transmission, distribution and measurement of water. Our product portfolio includes engineered valves, fire hydrants, metering products and systems, leak detection and pipe condition assessment services and a broad range of pipe fittings, couplings and hangers for heating, ventilation and air conditioning ("HVAC"), fire protection, industrial, energy and oil & gas applications. Our products and services are used by municipalities and the residential and non-residential construction industries, and enjoy leading positions due to their strong brand recognition and reputation for quality, service and innovation. We believe that we have one of the largest installed bases of iron gate valves and fire hydrants in the United States. Our valve or fire hydrant products are specified for use in the 100 largest metropolitan areas in the United States. Our large installed base, broad product range and well-known brands have led to long-standing relationships with the key distributors and end users of our products. Approximately 70% of our net sales in 2012 came from products for which we believe we have a leadership position in the United States and Canada. Our net sales were $1,023.9 million in 2012.

We manage our business and report operations through two business segments, based largely upon the products sold and the customers served: Mueller Co. and Anvil. Segment revenue and profit information and additional financial data and commentary on the recent financial results for operating segments are provided in the Segment Analysis section in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 17 to the consolidated financial statements in Part II, Item 8. "Financial Statements and Schedules" of this annual report.

Mueller Co.

Mueller Co. manufactures valves for water and gas systems, including iron gate, butterfly, tapping, check, plug and ball valves, as well as dry-barrel and wet-barrel fire hydrants and a broad line of pipe repair products, such as clamps and couplings used to repair leaks. Mueller Co. also offers residential and commercial metering products and systems and leak detection and pipe condition assessment products and services. Sales of Mueller Co. products are driven principally by spending on water and wastewater infrastructure upgrade, repair and replacement and construction of new water and wastewater infrastructure, which is typically associated with construction of new residential communities. Mueller Co. products are sold primarily through waterworks distributors. We estimate that a substantial majority of Mueller Co.'s 2012 net sales were for infrastructure upgrade, repair and replacement.

Anvil

Anvil manufactures and sources a broad range of products, including a variety of fittings, couplings, hangers, valves and related products for use in many forms of non-residential construction for HVAC, fire protection, industrial, energy and oil & gas applications. Anvil's products are sold primarily through distributors who then sell the products to a wide variety of end users. These distributors are serviced primarily through Anvil's distribution centers. We believe Anvil's network of distributors is the largest such distribution network serving similar end users.

Major products and selected brand names

The table below illustrates each segment's net sales during 2012, major product lines, estimated product positions, selected brand names and primary end users.

	Mueller Co.	Anvil
Net sales (in millions)	$652.4	$371.5
Major product lines (estimated product position in U.S. and Canada*)	Fire hydrants (#1) Iron gate valves (#1) Butterfly and ball valves (#1) Plug valves (#2) Metering products and systems Brass products (#2)	Pipe fittings and couplings (#1) Grooved products (#2) Pipe hangers (#2)
Selected brand names	Canada Valve™ Echologics Hersey® HydroGate® HydroGuard® Jones® LeakFinderRT™ LeakListener™ LeakTuner™ Mi.Data™ Mi.Hydrant™ Mi.Net® Milliken™ Mueller Service℠ Mueller Systems℠ Mueller® Pratt® U.S. Pipe Valve and Hydrant	Anvil® AnvilStar® Anvil-Strut® Beck® Catawissa™ Gruvlok® J.B. Smith™ Merit® SPF®
Primary end users	Water and wastewater infrastructure	HVAC, fire protection, industrial, energy and oil & gas

* Product position information is based on our net sales compared to our estimates of the net sales of our principal competitors for these product categories. Our estimates are based on internal analyses and information from trade associations and our distributor networks, where available.

The Public Offerings, the Spin-off and the Sale of U.S. Pipe

Mueller Water Products, Inc. is a Delaware corporation that was incorporated on September 22, 2005 under the name Mueller Holding Company, Inc. It is the surviving corporation of the merger on February 2, 2006 of Mueller Water Products, LLC and Mueller Water Products Co-Issuer, Inc. with and into Mueller Holding Company, Inc. We changed our name to Mueller Water Products, Inc. on February 2, 2006. On June 1, 2006, we completed an initial public offering of 28,750,000 shares of common stock.

On December 14, 2006, Walter Energy, Inc. ("Walter Energy", formerly Walter Industries, Inc.) distributed to its shareholders 85,844,920 shares of our Series B common stock (the "Spin-off"). On January 28, 2009, each share of Series B common stock was converted into one share of Series A common stock and the Series A designation was discontinued.

On September 23, 2009, we completed a public offering of 37,122,000 shares of common stock.

On April 1, 2012, we completed the sale of the businesses comprising our former U.S. Pipe segment.

Our principal executive offices are located at 1200 Abernathy Road N.E., Suite 1200, Atlanta, Georgia 30328, and our main telephone number at that address is (770) 206-4200.

Business Strategy

Our business strategy is to capitalize on the large, attractive and growing water infrastructure markets worldwide. Key elements of this strategy are as follows:

We will maintain our leadership positions with our customers and end users.

We will maintain our leadership positions with our customers and end users by leveraging our brand names and large installed base; our valve or fire hydrant products' specification in all of the largest 100 metropolitan areas in the United States; our established and extensive distribution channels; and our broad range of leading water infrastructure, flow control and piping component system products, as well as by developing and introducing additional products and services.

We will continue to enhance operational excellence.

We will continue to pursue superior product engineering, design and manufacturing by investing in technologically advanced manufacturing processes, such as lost foam casting and automated molding machinery. We will also seek opportunities to improve manufacturing efficiency safely by increasing the use of our manufacturing facility in China and continuing our other cost-reduction and efficiency initiatives. We will continue to expand the use of LEAN manufacturing and Six Sigma business improvement methodologies where appropriate to safely capture higher levels of quality, service and operational efficiency. We will also continue to evaluate outsourcing certain products wherever doing so will lower our costs while maintaining quality and service.

We will increase the breadth and depth of our products and services.

We will continue to focus on delivering value to our customers and end users by increasing the breadth and depth of our products and services. Further, through acquisition and internal development of proprietary technologies and intellectual capital, we will continue to enhance and develop products and services that will be recognized for their superior quality and reliability.

We will expand internationally.

We will selectively pursue attractive international opportunities, including potential acquisitions, that may enable us to enter new markets with growth potential, strengthen our current competitive positions, enhance our existing product and service offerings, expand our technological capabilities or provide synergy opportunities.

Description of Products and Services

We offer a broad line of water infrastructure, flow control and piping component system products primarily in the United States and Canada. Our principal products are water and gas valves, fire hydrants, metering products and systems and a broad range of pipe fittings, couplings and hangers. Our products are generally designed, manufactured and tested in compliance with industry standards.

We also offer leak detection and pipe condition assessment services through Mueller Co.

Mueller Co.

Mueller Co.'s water products are manufactured to meet or exceed American Water Works Association ("AWWA") Standards and are certified to NSF 61 for potable water conveyance. In addition, many of these products carry Underwriters Laboratory ("UL") and Factory Mutual ("FM") approvals. These products are typically specified by the water utility for use in its system.

Water and Gas Valves and Related Products. Mueller Co. manufactures valves for water and gas systems, including iron gate, butterfly, tapping, check, plug and ball valves and sells these products under a variety of brand names, including Mueller and U.S. Pipe Valve and Hydrant. Water and gas valves and related products accounted for $401.8 million, $387.9 million and $411.6 million of our gross sales during 2012, 2011 and 2010, respectively. Our valve products are used to control transmission of potable water, non-potable water or gas. Water valve products typically range in size from ¾ inch to 36 inches in diameter, but we also manufacture significantly larger valves as custom order work through our Henry Pratt unit. Most of these valves are used in water distribution and water treatment facilities.

We also produce small valves, meter bars and line stopper fittings for use in gas systems. In addition, we manufacture machines and tools for tapping, drilling, extracting, installing and stopping-off, which are designed to work with our water and gas fittings and valves as an integrated system.

Fire Hydrants. Mueller Co. manufactures dry-barrel and wet-barrel fire hydrants. Sales of fire hydrants and fire hydrant parts accounted for $149.0 million, $137.6 million and $137.6 million of our gross sales in 2012, 2011 and 2010, respectively. We sell fire hydrants for new water infrastructure development, fire protection systems and water infrastructure repair and replacement projects.

Our fire hydrants consist of an upper barrel and nozzle section and a lower barrel and valve section that connects to a water main. In dry-barrel hydrants, the valve connecting the barrel of the hydrant to the water main is located below ground at or below the frost line, which keeps the hydrant upper barrel dry. We sell dry-barrel fire hydrants with the Mueller and U.S. Pipe Valve and Hydrant brand names in the United States and the Mueller and Canada Valve brand names in Canada. We also make wet-barrel hydrants, where the valves are located in the hydrant nozzles and the barrel contains water at all times. Wet-barrel hydrants are made for warm weather climates in locations such as California and Hawaii and sold under the Jones brand name.

Most municipalities have a limited number of fire hydrant brands that are approved for installation within their system due to their desire to use the same tools and operating instructions across their system and to minimize inventories of spare parts. We believe that our large installed base of fire hydrants throughout the United States and Canada and our reputation for superior quality and performance, together with our incumbent specification position, have contributed to the leading positions of our fire hydrants. Our large installed base also leads to recurring sales as components of an installed hydrant are replaced.

Water technologies and other products and services. Mueller Co. manufactures a variety of intelligent water technology products under the Mueller Systems and Hersey Meters brand names that are designed to help water providers accurately measure water usage. These products include water meters, advanced metering infrastructure systems and automated meter reading products. These products have the capability to measure water usage ranging from small residential flows to large commercial and industrial applications.

Mueller Co. offers leak detection and pipe condition assessment products and services under the Echologics brand name and installation, replacement and maintenance services on new and existing valves, fire hydrants and service lines under the Mueller Service brand name. Services include wet taps, dry installs, line stops and main-to-meter connections with full excavation and refurbishment.

Other products include pipe repair products, such as clamps and couplings used to repair leaks and municipal castings, such as manhole covers and street drain grates. We sell these products under the Mueller and Jones brand names.

Anvil

Anvil products include a variety of fittings, couplings, hangers, valves and related pipe products for use in non-residential construction for industrial, HVAC, fire protection, energy and oil & gas applications. Anvil's net sales were $371.5 million, $359.1 million and $346.9 million in 2012, 2011 and 2010, respectively, of which $94.7 million, $87.9 million and $100.3 million, respectively, were of products manufactured by third parties.

The majority of Anvil's products are not specified by an architect or an engineer, but are required to be manufactured to industry specifications, which could include material composition, tensile strength and various other requirements. Many products carry the UL, FM or other approval rating.

Fittings and Couplings. Anvil manufactures threaded and grooved pipe fittings and couplings. Pipe fittings and couplings join two pieces of pipe together. The five primary categories of pipe fittings and couplings that we manufacture are listed below.

- *Cast Iron Fittings.* Cast iron is an economical threaded fittings material and is the standard used in the United States for low pressure applications, such as sprinkler systems and other fire protection systems. We believe that the substantial majority of our cast iron products are used in the fire protection industry, with the remainder used in steam and other HVAC applications.

- *Malleable Iron Fittings and Unions.* Malleable iron is a cast iron that is heat-treated to make it stronger, allowing a thinner wall and a lighter product. Malleable iron is primarily used to join pipe in various gas, plumbing and HVAC applications.
- *Grooved Fittings, Couplings and Valves.* Grooved products use a threadless pipe-joining method that does not require welding.
- *Threaded Steel Pipe Couplings.* Threaded steel pipe couplings are used by plumbing and electrical end users to join pipe and conduit and by pipe mills as threaded end protectors.
- *Nipples.* Pipe nipples are used to expand or compress the flow between pipes of different diameters. The pipe nipples product line is a complementary product offering that is packaged with cast iron fittings for fire protection products, malleable iron fittings for industrial applications and our forged steel products for oil & gas and chemical applications. Pipe nipples are also general plumbing items.

Hangers. Anvil manufactures a broad array of pipe hangers and supports. Standard pipe hangers and supports are used in fire protection sprinkler systems and HVAC applications where the objective is to provide rigid support from the building structure. Special order, or engineered, pipe supports are used in power plants and petrochemical plants where the objective is to support a piping system that is subject to thermal, dynamic or seismic movement.

Other Products. Anvil also distributes other products, including forged steel pipe fittings, hammer unions, bull plugs and swage nipples used to connect pipe in oil & gas applications.

Sales, Marketing and Distribution

We sell primarily to distributors. Our distributor relationships are generally non-exclusive, but we attempt to align ourselves with key distributors in every market we serve. We believe that Mueller is the most recognized brand in the U.S. water infrastructure industry.

Mueller Co.

Mueller Co. sells its products, primarily through waterworks distributors, to a wide variety of end user customers, including municipalities, water and wastewater utilities, gas utilities, and fire protection and construction contractors. Sales of our products are heavily influenced by the specifications for the underlying projects. Approximately 13%, 14% and 15% of Mueller Co.'s net sales were to Canadian customers in 2012, 2011 and 2010, respectively.

At September 30, 2012, Mueller Co. had 118 sales representatives in the field and 117 inside marketing and sales professionals, as well as 130 non-employee manufacturers' representatives. In addition to calling on distributors, these representatives also call on municipalities, water companies and other end users to ensure that the products specified for their projects are our products or comparable to our products. Municipalities often require contractors to use the same products that have been historically used by that municipality.

Mueller Co.'s large installed base, broad product range and well-known brands have led to many long-standing relationships with the key distributors in the industries we serve. Our distribution network covers all of the major locations for our products in the United States and Canada. Although we have long-standing relationships with most of our key distributors, we typically do not have long-term contracts with them. We do not have written contracts with our two largest distributors, which together accounted for approximately 29%, 29% and 31% of Mueller Co.'s gross sales in 2012, 2011 and 2010, respectively. The loss of either of these distributors could have a material adverse effect on our business. See "Item 1A. RISK FACTORS-Our business depends on a small group of key distributors for a significant portion of our sales."

Anvil

Anvil sells its products primarily to distributors who then resell the products to a wide variety of end users, including commercial contractors. At September 30, 2012, Anvil's sales force consisted of 130 sales and customer service representatives and 21 independent sales representatives. Anvil ships products primarily from four major regional distribution centers, from which we are generally able to provide 24-hour turnaround. Approximately 7%, 7% and 14% of Anvil's net sales were to Canadian customers during 2012, 2011 and 2010, respectively. Anvil sold its Canadian wholesale distribution business in January 2010.

Anvil generally does not have written contracts with its distributors, although it has long-standing relationships with most of its key distributors. Anvil's top five distributors together accounted for approximately 24%, 24% and 20% of Anvil's gross sales in 2012, 2011 and 2010, respectively. The loss of any one of these distributors could have a material adverse effect on our business. See "Item 1A. RISK FACTORS-Our business depends on a small group of key distributors for a significant portion of our sales."

Backlog

Backlog is a meaningful indicator for the Henry Pratt and Mueller Systems units of Mueller Co. Henry Pratt manufactures valves and other parts for large projects that typically require design and build specifications. The delivery lead time for parts used for these projects can be as long as nine months. Mueller Systems manufactures water meters that are sometimes ordered in large quantities with sequential delivery dates over an extended time period. Backlog for Henry Pratt and Mueller Systems is presented below.

	September 30,	
	2012	2011
	(in millions)	
Henry Pratt	$ 64.1	$ 57.7
Mueller Systems	21.9	13.2

Manufacturing

See "Item 2. PROPERTIES" for a description of our principal manufacturing facilities.

We will continue to expand the use of LEAN manufacturing and Six Sigma business improvement methodologies where appropriate to safely capture higher levels of quality, service and operational efficiency.

Mueller Co.

At September 30, 2012, Mueller Co. operated ten manufacturing facilities in the United States, Canada and China. Our manufacturing operations include foundry, machining, fabrication, assembly, testing and painting operations. Not all facilities perform each of these operations. Our existing manufacturing capacity is sufficient for anticipated near-term requirements. We have no current plans to expand capacity.

Mueller Co. foundries use lost foam and green sand casting techniques. We utilize the lost foam technique for fire hydrant production in our Albertville, Alabama facility and for iron gate valve production in our Chattanooga, Tennessee facility. The lost foam technique has several advantages over the green sand technique for high-volume products, including a reduction in the number of manual finishing operations, lower scrap levels and the ability to reuse some of the materials. The selection of the appropriate casting technique, pattern, core-making equipment, sand and other raw materials depends on the final product and its complexity, specifications, function and production volume.

Anvil

At September 30, 2012, Anvil operated eight manufacturing facilities in the United States. Our manufacturing operations include foundry, heat treating, machining, fabricating, assembling, testing and painting operations. Not every facility performs each of these operations. Our foundry operations employ automated vertical and horizontal green sand molding equipment. Our products are made in a high volume production environment extensively using high-speed computer controlled machines and other automated equipment.

Purchased Components and Raw Materials

Our products are made using various purchased components and several basic raw materials, including scrap steel, sand, resin, brass ingot and steel pipe. Purchased parts and raw materials represented 34% and 16%, respectively, of cost of goods sold in 2012.

Research and Development

Our primary research and development ("R&D") facilities are located in Chattanooga, Tennessee and Middleborough, Massachusetts for Mueller Co. and in North Kingstown, Rhode Island for Anvil. The primary focus of these operations is to develop new products, improve and refine existing products and obtain and assure compliance with industry approval certifications or standards (such as AWWA, UL, FM and The Public Health and Safety Company). At September 30, 2012, we employed 86 people dedicated to R&D activities. R&D expenses were $12.7 million, $9.9 million and $7.8 million during 2012, 2011 and 2010, respectively. The increases in our R&D expense relate primarily to development of our newer water-technology products. We actively seek patent protection where possible to prevent copying of our proprietary products.

Patents, Licenses and Trademarks

We have active patents and trademarks relating to the design of our products and trademarks for our brands and products. We have filed and continue to file, when appropriate, patent applications used in connection with our business and products. Most of the patents for technology underlying our products have been in the public domain for many years, and we do not believe third-party patents individually or in the aggregate are material to our business. However, we consider the pool of proprietary information, consisting of expertise and trade secrets relating to the design, manufacture and operation of our products to be particularly important and valuable. We generally own the rights to the products that we manufacture and sell and we are not dependent in any material way upon any license or franchise to operate. See "Item 1A. RISK FACTORS-Any inability to protect our intellectual property and the expiration of our patents could adversely affect our competitive position."

Seasonality

See "Item 1A. RISK FACTORS-Seasonal demand of certain of our products may adversely affect our financial results." and "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-Effect of Inflation; Seasonality."

Competition

The U.S. and Canadian markets for water infrastructure, flow control and piping component system products are very competitive. See "Item 1A. RISK FACTORS-Our markets are very competitive." However, there are only a few competitors for most of our product offerings. Many of our competitors are well-established companies with strong brand recognition. We consider our installed base, product quality, customer service level, brand recognition, price, innovation, distribution and technical support to be competitive strengths.

The competitive environment for most Mueller Co. products is mature and many end users are slow to transition to brands other than their historically preferred brand. It is difficult to increase market share in this environment. We believe that Mueller Co. fire hydrants and valves enjoy strong competitive positions based largely on their installed base, product quality and brand recognition. Our principal competitors for fire hydrants and iron gate valves are McWane, Inc. and American Cast Iron Pipe Company. The primary competitors for our brass products are The Ford Meter Box Company, Inc. and A.Y. McDonald Mfg. Co. Many brass valves are interchangeable among different manufacturers.

The markets for Anvil's products are highly competitive, price sensitive and vulnerable to the increased acceptance of products produced in perceived lower-cost countries, such as China and India. We compete primarily on the basis of availability, service, price and breadth of product offerings. Our primary competitors are Ward Manufacturing L.L.C. for cast iron and malleable iron fittings, Victaulic Company and Tyco International Ltd. for ductile grooved fittings and ERICO International Corporation, Cooper Industries plc and Carpenter & Paterson, Inc. for pipe hangers. Our mechanical and industrial customers have been slower to accept products manufactured outside the United States than our fire protection customers.

Environmental Matters

See "Item 3. LEGAL PROCEEDINGS - Environmental."

Regulatory Matters

The production and marketing of our products and services are subject to the rules and regulations of various U.S. and non-U.S. federal, state and local agencies, including, but not limited to, rules and regulations concerning bribery, competition, environmental protection, international trade, our relationships with distributors and workplace health and safety. We are not aware of any pending rule or regulation that is likely to have a material adverse effect on our operations. See "Item 3. LEGAL PROCEEDINGS."

Employees

At September 30, 2012, we employed approximately 3,900 people, of whom approximately 86% work in the United States. At September 30, 2012, approximately 67% of our hourly workforce was covered by collective bargaining agreements.

Our locations with employees covered by such agreements are presented below.

Location	Expiration of current agreement(s)
Albertville, AL	September 2014
Aurora, IL	August 2015
Decatur, IL	June 2016
University Park, IL	April 2014
Bloomington, MN	March 2015
Columbia, PA	April 2014 and May 2014
Chattanooga, TN	September 2013 and October 2014
Henderson, TN	December 2015
St. Jerome, Canada	November 2014
Simcoe, Canada	November 2013

We believe that relations with our employees, including those represented by collective bargaining agreements, are good.

Geographic Information

See Note 17 to the consolidated financial statements in Part II, Item 8. "Financial Statements and Schedules".

Item 1A. RISK FACTORS

Risks Relating to Our Business

Our end markets are subject to economic cycles.

Our primary end markets are municipal water distribution and treatment systems, the non-residential construction industry, the oil & gas industry and new water and wastewater infrastructure associated with new residential construction. Sustained uncertainty about these end markets could cause our distributors and our end use customers to delay purchasing, or determine not to purchase, our products or services. General economic and other factors, including high levels of unemployment and home foreclosures, interest rate fluctuations, fuel and other energy costs, labor and healthcare costs, the state of credit markets (including municipal bonds, mortgages, home equity loans and consumer credit), weather, natural disasters and other factors beyond our control, could adversely affect our sales, profitability and cash flows.

A significant portion of our business depends on spending for water and wastewater infrastructure construction activity.

A significant portion of our business depends on local, state and federal spending on water and wastewater infrastructure upgrade, repair and replacement. Funds for water and wastewater infrastructure repair and replacement typically come from local taxes or water rates, and the ability of state and local governments to increase taxes or water rates may be limited. In addition, state and local governments that do not budget for capital expenditures in setting tax rates and water rates may be unable to pay for water infrastructure repair and replacement if they do not have access to other funding sources. It is not unusual for water and wastewater projects to be delayed and rescheduled for a number of reasons, including changes in project priorities and difficulties in complying with environmental and other governmental regulations.

Some state and local governments have placed or may place significant restrictions on the use of water by their constituents. These water use restrictions may lead to reduced water revenues by private water entities, municipalities or other governmental agencies, which could similarly affect funding decisions for water-related projects.

Poor economic conditions may cause states, municipalities or private water entities to receive lower than anticipated revenues, which may lead to reduced or delayed funding for water infrastructure projects. Even if favorable economic conditions exist, water infrastructure owners may choose not to address deferred infrastructure needs due to a variety of political factors or competing spending priorities.

Low levels of spending for water and wastewater infrastructure construction activity could adversely affect our sales, profitability and cash flows.

Portions of our business depend on both non-residential and new residential construction activity.

A portion of our business depends on non-residential construction, which is cyclical. Low levels of non-residential construction activity could adversely affect our sales, profitability and cash flows.

In addition, a portion of our business depends on new water and wastewater infrastructure spending, which in turn largely depends on residential construction, which is cyclical and has historically represented a significant portion of our sales, profitability and cash flows. Our previously high level of exposure to the residential construction market caused us to be severely impacted by the U.S. economic downturn over the last several years. As the U.S. economy slowly recovers and the new homebuilding market improves, our residential construction-related business may lag any increased levels of new home construction.

Our business depends on a small group of key distributors for a significant portion of our sales.

We sell our products primarily to distributors and our success depends on these outside parties operating their businesses profitably and effectively. Their profitability and effectiveness can vary significantly from company to company and among different regional groups served by the same company. Further, our distributors generally also carry competing products. We may fail to align our operations with successful distributors in any given market.

Approximately 36% of our 2012 gross sales were to our 10 largest distributors, and approximately 22% of our 2012 gross sales were to our two largest distributors, Ferguson Enterprises, Inc. and HD Supply, Inc. In 2012, Ferguson Enterprises, Inc. and HD Supply, Inc. accounted for 14% and 15%, respectively, of gross sales for Mueller Co.

Distributors in our industry have experienced consolidation in recent years. If such consolidation continues, our distributors could be acquired by other distributors who have better relationships with our competitors. Pricing and profit margin pressure may also result if consolidation among distributors continues. Pricing and profit margin pressure or the loss of any one of our key distributors in any market could adversely affect our operating results.

Our business strategy includes acquiring and investing in companies and technologies that complement our existing business, which could be unsuccessful or consume significant resources and adversely affect our operating results.

We will continue to evaluate the acquisition of strategic business, technologies and product lines with the potential to strengthen our industry position or enhance our existing set of product and service offerings. We cannot assure that we will identify or successfully complete suitable acquisitions in the future or that completed acquisitions will be successful.

Acquisitions and technology investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. These types of transactions involve numerous other risks, including:

- diversion of management time and attention from daily operations;
- difficulties integrating acquired businesses, technologies and personnel into our business;
- difficulties in obtaining and verifying full information regarding a business or technology prior to the consummation of the transaction, including the identification and assessment of liabilities, claims or other circumstances, including those relating to intellectual property claims, that could result in litigation or regulatory exposure;
- verifying the financial statements and other business information of an acquired business;
- inability to obtain required regulatory approvals and/or required financing on favorable terms;
- potential loss of key employees, key contractual relationships or key customers;
- increased operating expenses related to the acquired business or technologies;
- the failure of new technologies, products or services to gain market acceptance with acceptable profit margins;

- entering into new markets in which we have little or no experience or in which competitors may have stronger market positions;
- dilution of interests of holders of our common shares through the issuance of equity securities or equity-linked securities; and
- inability to achieve expected synergies.

Any acquisitions or investments may ultimately harm our business or financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

Our markets are very competitive.

The U.S. and Canadian markets for water infrastructure and flow control products are very competitive. While there are only a few competitors for most of our product and service offerings, many of our competitors are well-established companies with strong brand recognition. We compete on the basis of a variety of factors, including the quality, price and innovation of our products and services. Anvil's products in particular also compete on availability and breadth of product offerings and are sold in fragmented markets with low barriers to entry. Our ability to retain our customers in the face of competition depends on our ability to market our products and services to our customers effectively.

In addition to competition from U.S. companies, we face the threat of competition from companies from other countries. The intensity of competition from these companies is affected by fluctuations in the value of the U.S. dollar against their local currencies, by the cost to ship competitive products into North America and by the availability of trade remedies. Competition may also increase as a result of U.S. competitors shifting their operations to lower-cost countries or otherwise reducing their costs.

Our competitors may reduce the prices of their products or services, improve their quality, improve their functionality or enhance their marketing or sales activities. Any of these potential developments could adversely affect our sales, profitability and cash flows.

Disruptions in our supply chain and other factors affecting the distribution of our products could adversely affect our business.

A disruption within our logistics or supply chain network, including a work stoppage at any of the freight companies that deliver our products to our customers, could adversely affect our business and result in lost sales or damage to our reputation. Such a disruption could adversely affect our financial performance or financial condition.

Transportation costs are relatively high for most of our products.

Transportation costs can be an important factor in a customer's purchasing decision. Our valve and hydrant products are generally big, bulky and heavy, which tend to increase transportation costs. We also have relatively few manufacturing sites, which tends to increase transportation distances to our customers and costs. High transportation costs could make our products less competitive compared to similar or alternative products offered by competitors.

We typically depend on rail, barge and trucking systems to deliver our products to customers. While our customers typically arrange and pay for transportation from our factory to the point of use, disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply our products to our customers, thereby adversely affecting our sales, profitability and cash flows.

Normal operations at our key manufacturing facilities may be interrupted.

Some of our key products, including fire hydrants and valves, are manufactured at single or few manufacturing facilities that depend on critical pieces of heavy equipment that cannot be economically moved to other locations. We are therefore limited in our ability to shift production between locations. The operations at our manufacturing facilities may be interrupted or impaired by various operating risks, including, but not limited to:

- catastrophic events, such as fires, floods, explosions, natural disasters, severe weather or other similar occurrences;
- interruptions in the delivery of raw materials or other manufacturing inputs;
- adverse government regulations;
- equipment breakdowns or failures;
- information systems failures;
- violations of our permit requirements or revocation of permits;
- releases of pollutants and hazardous substances to air, soil, surface water or ground water;
- shortages of equipment or spare parts;
- labor disputes; and
- terrorist acts.

The occurrence of any of these events may impair our production capabilities and adversely affect our sales, profitability and cash flows.

We manage our business as a decentralized organization.

We have two business segments that operate under a decentralized organizational structure. Our operations have different business practices, accounting policies, internal controls, procedures and compliance programs. Further, we may need to modify existing programs and processes to increase efficiency and operating effectiveness and improve corporate visibility into our decentralized operations. We also regularly update compliance programs and processes to comply with existing laws, new interpretations of existing laws and new laws and we may not implement those modifications effectively. It could take time for any such modifications to be implemented across our operations. During the implementation periods, our decentralized operating approach could result in inconsistent management practices and procedures, which could adversely affect our business. Once achieved, it may also be difficult to maintain operational consistency across our organization.

Any inability to protect our intellectual property and the expiration of our patents could adversely affect our competitive position.

Our business depends on our technology and expertise, which were largely developed internally and are not subject to statutory protection. We rely on a combination of patent protection, copyright and trademark laws, trade secrets protection, employee and third party confidentiality agreements and technical measures to protect our intellectual property rights. The measures that we take to protect our intellectual property rights may not adequately deter infringement, misappropriation or independent third-party development of our technology, and they may not prevent an unauthorized third party from obtaining or using information or intellectual property that we regard as proprietary or keep others from using brand names similar to our own. The disclosure, misappropriation or infringement of our intellectual property could harm our competitive position. In addition, our actions to enforce our rights may result in substantial costs and the diversion of management time and other resources. We may also be subject to intellectual property infringement claims from time to time, which may result in our incurring additional expenses and diverting resources to respond to these claims. Finally, for those products in our portfolio that rely on patent protection, once a patent has expired the product is generally open to competition. Products under patent protection usually generate significantly higher revenue and earnings than those not protected by patents. If we fail to successfully enforce our intellectual property rights or register new patents, our competitive position could suffer, which could adversely affect our business, financial condition, results of operations and cash flows.

If we do not successfully maintain and/or upgrade our information and technology networks, or if we are unable to maintain the security of our information and technology networks, our operations could be disrupted.

We rely on various information technology systems to manage various aspects of our operations. We are continuously upgrading and consolidating our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the systems, demands on management time and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the implementation of new technology systems may adversely affect our business and operations.

We depend on the Internet and our information technology infrastructure for electronic communications among our locations around the world and between our personnel and suppliers and customers. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted or we may suffer financial damage or loss because of lost or misappropriated information.

We are subject to a variety of claims and litigation that could cause our results of operations to be adversely affected and our reputation to suffer.

In the normal course of our business, we are subject to claims and lawsuits, including from time to time claims for damages related to product liability and warranties, litigation alleging the infringement of intellectual property rights and litigation related to employee matters and commercial disputes. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we were required to participate in a product recall or take other action to address a product liability or other claim, our reputation could suffer. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

We rely on successors to Tyco to indemnify us for certain liabilities and they may become financially unable or fail to comply with the terms of the indemnity.

Under the terms of the acquisition agreement relating to the August 1999 sale by Tyco of the Mueller Co. and Anvil businesses to the prior owner of these businesses, we are indemnified by certain Tyco entities ("Tyco Indemnitors") for all liabilities arising in connection with the operation of these businesses prior to their sale by Tyco, including with respect to products manufactured or sold prior to the closing of that transaction, as well as certain environmental liabilities. These indemnities survive indefinitely and are not subject to any dollar limits. In the past, Tyco Indemnitors have made substantial payments and assumed defense of claims in connection with these indemnification obligations. Since 2007, Tyco has engaged in multiple corporate restructurings, split-offs and divestitures. While none of these transactions directly affects the indemnification obligations of the Tyco Indemnitors under the 1999 acquisition agreement, the result of such transactions is that the assets of, and control over, such Tyco Indemnitors has changed. Should any of these Tyco Indemnitors become financially unable or fail to comply with the terms of the indemnity, we may be responsible for such obligations or liabilities.

Our expenditures for pension obligations are significant and could be materially higher than we have predicted.

We provide pension benefits to certain current and former employees. In determining our future payment obligations under the plans, we assume certain rates of return on the plan assets and growth rates of certain costs. We contributed $21.3 million, $23.3 million and $23.0 million in 2012, 2011 and 2010, respectively, to our pension plans. At September 30, 2012, the market value of our pension plan assets was $387.1 million, which represents an 86% funded status. The Pension Protection Act of 2006 ("PPA") incents U.S. plans to be fully funded by 2015. PPA funded status is assessed annually on January 1. At January 1, 2012, the funded status of our U.S. plan was 103%.

Assumed discount rates and expected return on plan assets have a significant effect on the amounts reported for the pension obligations and pension expense. Significant adverse changes in credit and capital markets or changes in investments could result in discount rates or actual rates of return on plan assets being materially lower than projected and increased pension expense in future years to meet funding level requirements. If increased funding requirements are particularly significant and sustained, our overall liquidity could be materially reduced, which could force us to reduce investments and capital expenditures, sell assets, seek additional capital or restructure or refinance our debt.

Failure to attract, motivate, train and retain qualified personnel could adversely affect our business. We also rely on certain key personnel, the loss of whose services would adversely affect our business.

Our ability to expand or maintain our business depends on our ability to hire, train and retain employees with the skills necessary to understand and adapt to the continuously developing needs of our customers. The increasing demand for qualified personnel makes it more difficult for us to attract and retain employees with requisite skill sets. If we fail to attract, motivate, train and retain qualified personnel, or if we experience excessive turnover, we may experience declining sales, manufacturing delays or other inefficiencies, increased recruiting, training and relocation costs and other difficulties, and our business, financial condition, results of operations and cash flows could be materially and adversely affected. In addition, our business depends on the efforts, skills, reputations and business relationships of certain key personnel who are not obligated to remain employed with us. The loss of these personnel could jeopardize our relationships with customers and may adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to generate sufficient cash flows from operating activities to service all of our debt.

Our business may not generate cash flows from operating activities in an amount sufficient to enable us to pay our debt or to fund our other debt service obligations. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce investments and capital expenditures, sell assets, seek additional capital, or restructure or refinance our debt. However, we may not be able to accomplish these actions on satisfactory terms, or at all. In addition, these actions, if accomplished, could adversely affect the operation and growth of our business.

Covenants in our debt instruments may adversely affect us.

Our debt instruments contain various covenants that limit our ability to engage in certain transactions that might be beneficial. The indentures governing our notes restrict our ability to, among other things, borrow money or issue preferred stock, pay dividends, make certain types of investments and other restricted payments, create liens, sell certain assets or merge with or into other companies, engage in sale and leaseback transactions and enter into certain transactions with affiliates. Our asset based lending agreement also requires the maintenance of a specified amount of excess availability when our fixed charge coverage ratio is below a certain level.

The prices of our purchased components and raw materials can be volatile.

Our operations require substantial amounts of purchased components and raw materials, such as scrap steel, sand, resin, brass ingot and steel pipe. We generally purchase components and raw materials at current market prices. Purchased parts and raw materials represented 34% and 16%, respectively, of cost of goods sold in 2012. The cost and availability of these materials are subject to economic forces largely beyond our control, including North American and international demand, foreign currency exchange rates, freight costs and speculation. Mueller Co. experienced a 3% decrease in the average cost per ton of scrap steel and a 5% decrease in the average cost of brass ingot purchased in the 2012 compared to 2011. Anvil experienced a 5% increase in the average cost per ton of scrap steel purchased in 2012 compared to 2011.

We may not be able to pass on the entire cost of price increases for purchased components and raw materials to our customers or offset fully the effects of these higher costs through productivity improvements. In particular, when purchased component or raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass cost increases through to our customers on a timely basis, if at all, which would reduce our profitability and cash flows. In addition, if purchased components or raw materials were not available or not available on commercially reasonable terms, that would reduce our sales, profitability and cash flows. Our competitors could operate better under different market conditions than we do, which could give them a cost advantage compared to us.

We may be affected by new governmental legislation and regulations relating to carbon dioxide emissions.

Many of our manufacturing plants use significant amounts of electricity generated by burning fossil fuels, which releases carbon dioxide. Federal and state courts and administrative agencies are considering the scope and scale of carbon dioxide emission regulation under various laws pertaining to the environment, energy use and development and greenhouse gas emissions. For example, although various attempts to pass comprehensive legislation reducing carbon emissions have been unsuccessful in the United States, the EPA has proceeded with regulating carbon emissions from stationary sources under existing law. In addition, several states are considering various carbon dioxide registration and reduction programs. The final details and scope of these various legislative, regulatory and policy measures are unclear and their potential impact is still uncertain, so we cannot fully predict the impact on our business.

The potential impacts of climate change on our operations are highly uncertain. The EPA has found that global climate change could increase the severity and possibly the frequency of severe weather patterns. Although the financial impact of these potential changes is not reasonably estimable at this time, our operations in certain locations and those of our customers and suppliers could potentially be adversely affected, which could adversely affect our profitability and cash flows.

We are subject to environmental, health and safety laws and regulations.

We are subject to various laws and regulations relating to the protection of the environment and human health and safety and must incur capital and other expenditures to comply with these requirements. Failure to comply with any environmental, health or safety requirements could result in the assessment of damages, the imposition of penalties, suspension of production, changes to equipment or processes or a cessation of operations at our facilities. Because these laws are complex, subject to change and may be applied retroactively, these requirements, in particular as they change in the future, may adversely affect our sales, profitability and cash flows.

In addition, we incurred costs to comply with the National Emissions Standards for Hazardous Air Pollutants issued by the EPA for iron and steel foundries and for our foundries' painting operations. We may be required to conduct investigations and perform remedial activities that could require us to incur material additional costs. Our operations involve the use of hazardous substances and the disposal of hazardous wastes. We may incur additional costs to manage these substances and wastes, and we may be subject to claims for damage for personal injury, property damage or damage to natural resources.

Our former U.S. Pipe subsidiary has been identified as a potentially responsible party liable under federal environmental laws for a portion of the cleanup costs with regard to two sites and is currently subject to an administrative consent order requiring certain monitoring and cleanup with regard to a property in New Jersey. Such cleanup costs could be substantial and, since we remain responsible for these potential liabilities, could adversely affect our profitability and cash flows in any given reporting period.

Seasonal demand of certain of our products may adversely affect our financial results.

Sales of some of our products, including valves and fire hydrants, are seasonal, with lower sales in our first and second fiscal quarters when weather conditions throughout most of North America tend to be cold resulting in lower levels of construction activity. This seasonality in demand has resulted in fluctuations in our sales and operating results. To satisfy demand during expected peak periods, we may incur costs associated with inventory build-up, and our projections as to future needs may not be accurate. Because many of our expenses are fixed, seasonal trends can cause reductions in our profitability and profit margins and deterioration of our financial condition during periods affected by lower production or sales activity.

Potential international business opportunities may expose us to additional risks.

A part of our growth strategy depends on us expanding internationally. Although net sales outside of the United States and Canada have historically accounted for a small percentage of our total net sales, we expect to increase our level of business activity outside of the United States and Canada. Some countries that present good business opportunities also face political and economic instability and vulnerability to infrastructure and other disruptions. Seeking to expand our business internationally exposes us to additional risks, which include political and economic uncertainties, currency fluctuations, changes in local business conditions and national and international conflicts. A primary risk that we face in connection with our export orders relates to our ability to collect amounts due from customers. We also face the potential risks that arise from staffing, monitoring and managing international operations, including the risk that such activities may divert our resources and management time.

In addition, compliance with the laws and regulations of multiple international jurisdictions increases our cost of doing business. International operations also are subject to anti-corruption laws and anti-competition regulations, among others. For example, the U.S. Foreign Corrupt Practices Act and similar foreign anti-corruption laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence foreign government officials and certain others for the purpose of obtaining or retaining business, or obtaining an unfair advantage. Violations of these laws and regulations could result in severe criminal and civil sanctions, could disrupt our business and adversely affect our brands, our international expansion efforts, our business and our operating results.

Any failure to satisfy international trade compliance regulations may adversely affect us.

Our operations require importing and exporting goods and technology between countries on a regular basis. From time to time, we obtain or receive information alleging improper activity in connection with our imports or exports. Our policy mandates strict compliance with U.S. and non-U.S. trade laws applicable to our products. If we receive information alleging improper activity, our policy is to investigate that information and respond appropriately, including, if warranted, reporting our findings to relevant governmental authorities. Nonetheless, we cannot provide assurance that our policies and procedures will always protect us from actions that would violate U.S. and/or non-U.S. laws. Any improper actions could subject us to civil or criminal penalties, including material monetary fines, or other adverse actions, including denial of import or export privileges, and could damage our reputation and our business prospects.

A material weakness in our internal control over financial reporting could lead to errors in our financial statements and a lack of investor confidence and a resulting decline in our stock price.

In connection with changes to our internal controls over financial reporting during the quarter ended September 30, 2012, management discovered errors in the classification of cash flows as between those from continuing operations and those from discontinued operations. These errors related to the classification of deferred income tax and retirement plan adjustments in determining net cash used in operating activities due to designating our U.S. Pipe segment as discontinued operations in our consolidated financial statements during the quarter ended March 31, 2012. Specifically, net cash used in operating activities was overstated by $8.0 million for the six months ended March 31, 2011 and by $10.0 million for the nine months ended June 30, 2011, as presented in our Quarterly Reports filed on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012, respectively. Net cash used in discontinued operations was understated by these same amounts for these periods. As a result of these errors, management concluded that as of March 31, 2012 and June 30, 2012 our internal control over financial reporting and our disclosure controls and procedures were not effective. In connection with this determination, management also concluded that we had a material weakness, at those dates, in these controls. We remediated this material weakness during the quarter ended September 30, 2012.

In addition, management determined that a non-cash adjustment of $2.5 million was necessary to increase certain health and welfare accrued liabilities and related expenses at September 30, 2011. This adjustment did not result in any material misstatement of any previously issued financial statements. As a result of this adjustment, management concluded that we had a material weakness in our period end consolidating process for reconciling certain health and welfare accrued liability accounts. Consequently, management concluded that we had not maintained effective internal control over financial reporting. We remediated this material weakness during the quarter ended December 31, 2011 by changing our period end consolidating account reconciliation process related to these accounts.

The fact that we have previously identified material weaknesses could lead investors to question the reliability and accuracy of our reported financial information and could adversely impact the market price of our common stock.

Risks Relating to Our Relationship with Walter Energy

We may have substantial additional liability for federal income tax allegedly owed by Walter Energy.

Each member of a consolidated group for federal income tax purposes is severally liable for the federal income tax liability of each other member of the consolidated group for any year in which it is a member of the group at any time during such year. Each member of the Walter Energy consolidated group, which included us (including our subsidiaries) through December 14, 2006, is also jointly and severally liable for pension and benefit funding and termination liabilities of other group members, as well as certain benefit plan taxes. Accordingly, we could be liable under such provisions in the event any such liability is incurred, and not discharged, by any other member of the Walter Energy consolidated group for any period during which we were included in the Walter Energy consolidated group.

A dispute exists with regard to federal income taxes for years 1980 to 1994 and 1999 to 2001 allegedly owed by the Walter Energy consolidated group, which included U.S. Pipe during these periods. As a matter of law, we are jointly and severally liable for any final tax determination, which means that in the event Walter Energy is unable to pay any amounts owed, we would be liable.

The tax allocation agreement between us and Walter Energy allocates to us certain tax risks associated with the Spin-off.

Walter Energy effectively controlled all of our tax decisions for periods during which we were a member of the Walter Energy consolidated federal income tax group and certain combined, consolidated or unitary state and local income tax groups. Under the terms of the income tax allocation agreement between us and Walter Energy dated May 26, 2006, we generally compute our tax liability on a stand-alone basis, but Walter Energy has sole authority to respond to and conduct all tax proceedings (including tax audits) relating to our federal income and combined state returns, to file all such returns on our behalf and to determine the amount of our liability to (or entitlement to payment from) Walter Energy for such periods. This arrangement may result in conflicts of interests between us and Walter Energy. In addition, the tax allocation agreement provides that if the Spin-off is determined not to be tax-free pursuant to Section 355 of the Internal Revenue Code of 1986, as amended, we generally will be responsible for any taxes incurred by Walter Energy or its shareholders if such taxes result from certain of our actions or omissions and for a percentage of any such taxes that are not a result of our actions or omissions or Walter Energy's actions or omissions or taxes based on our market value relative to Walter Energy's market value. Additionally, to the extent that Walter Energy was unable to pay taxes, if any, attributable to the Spin-off and for which it is responsible under our tax allocation agreement, we could be liable for those taxes as a result of being a member of the Walter Energy consolidated federal income tax group for the year in which the Spin-off occurred. Walter Energy's income tax returns for the year in which the Spin-off occurred are still open for federal examination.

Item 2. PROPERTIES

Our principal properties are listed below.

Location	Activity	Size (sq. ft.)	Owned or leased
Mueller Co.:			
Albertville, AL	Manufacturing	422,000	Leased
Aurora, IL	Manufacturing and distribution	230,000	Owned
Decatur, IL	Manufacturing	467,000	Owned
Hammond, IN	Manufacturing	51,000	Owned
Cleveland, NC	Manufacturing	190,000	Owned
Chattanooga, TN	Manufacturing and research and development	547,000	Owned
Cleveland, TN	Manufacturing	40,000	Owned
Brownsville, TX	Manufacturing	108,000	Leased
Barrie, Ontario	Distribution	50,000	Leased
St. Jerome, Quebec	Manufacturing	55,000	Owned
Jingmen, China	Manufacturing	154,000	Owned
Anvil:			
Ontario, CA	Distribution	73,000	Leased
University Park, IL	Distribution	192,000	Leased
Bloomington, MN	Distribution	105,000	Owned
Columbia, PA	Manufacturing and distribution	663,000	Owned
Greencastle, PA	Manufacturing	133,000	Owned
Waynesboro, PA	Manufacturing	73,000	Owned
North Kingstown, RI	Manufacturing and research and development	167,000	Leased
Henderson, TN	Manufacturing	180,000	Owned
Houston, TX	Manufacturing and distribution	105,000	Owned
Irving, TX	Distribution	218,000	Leased
Longview, TX	Manufacturing	114,000	Owned
Simcoe, Ontario	Distribution	126,000	Owned
Corporate:			
Atlanta, GA	Corporate headquarters	25,000	Leased

We consider our facilities to be well maintained and believe we have sufficient capacity to meet our anticipated needs through 2013. Our leased properties have terms expiring at various dates through August 2019.

Item 3. LEGAL PROCEEDINGS

We are involved in various legal proceedings that have arisen in the normal course of operations, including the proceedings summarized below. The effect of the outcome of these matters on our future results of operations cannot be predicted with certainty as any such effect depends on future results of operations and the amount and timing of the resolution of such matters. Other than the litigation described below, we do not believe that any of our outstanding litigation would have a material adverse effect on our business or prospects.

Environmental. We are subject to a wide variety of laws and regulations concerning the protection of the environment, both with respect to the operations at many of our properties and with respect to remediating environmental conditions that may exist at our own or other properties. We strive to comply with federal, state and local environmental laws and regulations. We accrue for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable. These expenses were $1.7 million, $1.3 million and $1.3 million during 2012, 2011 and 2010, respectively. We capitalize environmental expenditures that increase the life or efficiency of long-term assets or that reduce or prevent environmental contamination. Capital expenditures for environmental requirements are anticipated to be approximately $1 million during 2013. Capitalized environmental-related expenditures were $0.7 million, $0.5 million and $0.5 million during 2012, 2011 and 2010, respectively.

In the acquisition agreement pursuant to which a predecessor to Tyco sold our Mueller Co. and Anvil businesses to the prior owners of these businesses in August 1999, Tyco agreed to indemnify us and our affiliates, among other things, for all "Excluded Liabilities." Excluded Liabilities include, among other things, substantially all liabilities relating to the time prior to August 1999, including environmental liabilities. The indemnity survives indefinitely. Tyco's indemnity does not cover liabilities to the extent caused by us or the operation of our businesses after August 1999, nor does it cover liabilities arising with respect to businesses or sites acquired after August 1999. Since 2007, Tyco has engaged in multiple corporate restructurings, split-offs and divestitures. While none of these transactions directly affects the indemnification obligations of the Tyco Indemnitors under the 1999 acquisition agreement, the result of such transactions is that the assets of, and control over, such Tyco Indemnitors has changed. Should any of these Tyco Indemnitors become financially unable or fail to comply with the terms of the indemnity, we may be responsible for such obligations or liabilities.

In September 1987, we implemented an Administrative Consent Order ("ACO") for our Burlington, New Jersey property, which was required under the New Jersey Environmental Cleanup Responsibility Act (now known as the Industrial Site Recovery Act). The ACO required soil and ground-water cleanup, and we completed, and received final approval on, the soil cleanup required by the ACO. We retained this property related to the sale of our former U.S. Pipe segment. We expect ground-water issues as well as issues associated with the demolition of former manufacturing facilities at this site will continue and remediation by us could be required. Long-term ground-water monitoring may also be required, but we do not know how long such monitoring would be required and do not believe monitoring or further remediation costs, if any, will have a material adverse effect on our financial condition or results of operations.

On July 13, 2010, Rohcan Investments Limited ("Rohcan"), the former owner of property leased by Mueller Canada Ltd. and located in Milton, Ontario, filed suit against Mueller Canada Ltd. and its directors seeking C$10 million in damages arising from the defendants' alleged environmental contamination of the property and breach of lease. Mueller Canada Ltd. leased the property from 1988 through 2008. We are pursuing indemnification from a former owner for certain potential liabilities that are alleged in this lawsuit, and we have accrued for other liabilities not covered by indemnification. On December 7, 2011, the Court denied the plaintiff's motion for summary judgment.

Other Matters. We are party to a number of other lawsuits arising in the ordinary course of business, including product liability cases for products manufactured by us or third parties. We provide for costs relating to these matters when a loss is probable and the amount is reasonably estimable. Administrative costs related to these matters are expensed as incurred. The effect of the outcome of these matters on our future results of operations cannot be predicted with certainty as any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While the results of litigation cannot be predicted with certainty, we believe that the final outcome of such other litigation is not likely to have a materially adverse effect on our business or prospects.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the trading symbol MWA.

Covenants contained in certain of the debt instruments referred to in Note 7 to the consolidated financial statements restrict the amount we can pay in cash dividends. Future dividends will be declared at the discretion of our board of directors and will depend on our future earnings, financial condition and other factors.

The range of high and low intraday sales prices of our common stock and the dividends declared per share is presented below.

	High	Low	Dividends per share
2012:			
4th quarter	$ 4.93	$ 3.33	$ 0.0175
3rd quarter	4.06	3.12	0.0175
2nd quarter	3.57	2.47	0.0175
1st quarter	3.15	1.96	0.0175
2011:			
4th quarter	$ 4.09	$ 1.94	$ 0.0175
3rd quarter	4.80	3.49	0.0175
2nd quarter	4.73	3.61	0.0175
1st quarter	4.45	2.80	0.0175

At September 30, 2012, there were 132 stockholders of record for our common stock.

Equity Compensation Plan Information

The information regarding our compensation plans under which equity securities are authorized for issuance is set forth in "Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS."

Sale of Unregistered Securities

We did not issue any unregistered securities within the past three years.

Issuer Purchases of Equity Securities

We did not repurchase shares of our common stock in the quarter ended September 30, 2012.

Stock Price Performance Graph

The following graph compares the cumulative quarterly stock market performance of our common stock with the Russell 2000 Stock Index ("Russell 2000") and the Dow Jones U.S. Building Materials & Fixtures Index ("DJ Building Materials & Fixtures") since September 30, 2007.

Total return values were calculated based on cumulative total return assuming (i) the investment of $100 in our common stock, the Russell 2000 and the DJ Building Materials & Fixtures on the dates indicated and (ii) reinvestment of all dividends.


Comparison of Cumulative Total Return
Assumes Initial Investment of $100
Total Return since September 30, 2007
$120
$100
$80
$60
$40
$20
$0
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mueller Water Products, Inc.
Russell 2000 Index
Dow Jones Building Materials & Fixtures

Item 6. SELECTED FINANCIAL DATA

The selected financial and other data presented below should be read in conjunction with, and are qualified by reference to, "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the consolidated financial statements and notes thereto included elsewhere in this annual report.

	2012	2011	2010	2009	2008
	(in millions, except per share data)				
Statement of operations data:					
Net sales	$ 1,023.9	$ 964.6	$ 959.7	$ 1,017.0	$ 1,313.3
Cost of sales	752.8	716.5	700.6	754.4	918.1
Gross profit	271.1	248.1	259.1	262.6	395.2
Selling, general and administrative expenses	204.2	191.8	188.8	203.5	231.7
Restructuring	2.8	3.6	0.6	6.2	—
Impairment[1]	—	—	—	911.4	—
Interest expense, net	59.9	65.6	68.0	78.4	72.3
Loss on early extinguishment of debt, net	1.5	—	4.6	3.8	—
Income (loss) before income taxes	2.7	(12.9)	(2.9)	(940.7)	91.2
Income tax expense (benefit)	7.9	(2.9)	2.5	(53.5)	38.0
Income (loss) from continuing operations	(5.2)	(10.0)	(5.4)	(887.2)	53.2
Discontinued operations[2]	(103.2)	(28.1)	(39.8)	(109.5)	(11.2)
Net income (loss)	$ (108.4)	$ (38.1)	$ (45.2)	$ (996.7)	$ 42.0
Net income (loss) per basic share:					
Continuing operations	$ (0.03)	$ (0.07)	$ (0.03)	$ (7.61)	$ 0.46
Discontinued operations	(0.66)	(0.18)	(0.26)	(0.94)	(0.10)
Net income (loss)	$ (0.69)	$ (0.25)	$ (0.29)	$ (8.55)	$ 0.36
Net income (loss) per diluted share:					
Continuing operations	$ (0.03)	$ (0.07)	$ (0.03)	$ (7.61)	$ 0.46
Discontinued operations	(0.66)	(0.18)	(0.26)	(0.94)	(0.10)
Net income (loss)	$ (0.69)	$ (0.25)	$ (0.29)	$ (8.55)	$ 0.36
Weighted average shares outstanding:					
Basic	156.5	155.3	154.3	116.6	115.1
Diluted	156.5	155.3	154.3	116.6	115.5
Balance sheet data (at September 30):					
Cash and cash equivalents	$ 83.0	$ 61.0	$ 84.0	$ 61.6	$ 185.6
Working capital	321.5	404.0	452.7	525.3	755.6
Property, plant and equipment, net	144.7	145.7	157.0	178.8	193.9
Assets held for sale	—	249.7	260.0	281.2	465.9
Total assets	1,240.9	1,485.0	1,568.2	1,739.5	3,090.2
Total debt	622.8	678.3	692.2	740.2	1,095.5
Long-term liabilities	841.3	911.2	979.2	1,082.0	1,466.4
Liabilities held for sale	—	56.9	41.1	55.4	1.1
Total liabilities	1,009.7	1,106.0	1,162.9	1,303.2	1,761.3
Stockholders' equity	231.2	379.0	405.3	436.3	1,328.9
Other data (year ended September 30):					
Depreciation and amortization[3]	60.6	63.1	65.6	69.0	70.4
Capital expenditures[3]	31.4	23.1	21.8	28.5	29.6
Cash dividends declared per share	0.07	0.07	0.07	0.07	0.07

(1) In 2009, goodwill was determined to be fully impaired resulting in charges of $717.3 million for Mueller Co., and $92.7 million for Anvil. Mueller Co.'s trademarks and trade names were determined to be partially impaired resulting in a charge of $101.4 million.

(2) In 2012, we sold our former U.S. Pipe segment. U.S. Pipe's results of operations have been reclassified as discontinued operations and its assets and liabilities reclassified as held for sale for all periods presented.

(3) Excludes discontinued operations.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto that appear elsewhere in this annual report.

Overview

Organization

On October 3, 2005, Walter Energy acquired all outstanding shares of capital stock representing the Mueller Co. and Anvil businesses and contributed them to its U.S. Pipe business to form the Company. In June 2006, we completed an initial public offering of 28,750,000 shares of Series A common stock and in December 2006, Walter Energy distributed to its shareholders all of its equity interests in the Company, consisting of all of the Company's outstanding shares of Series B common stock. On January 28, 2009, each share of Series B common stock was converted into one share of Series A common stock and the Series A designation was discontinued.

The businesses comprising our former U.S. Pipe segment were sold effective April 1, 2012.

Unless the context indicates otherwise, whenever we refer to a particular year, we mean the fiscal year ended or ending September 30 in that particular calendar year. We manage our business and report operations through two business segments: Mueller Co. and Anvil, based largely on the products sold and the customers served.

Business

Overall, we think the signs we are seeing in our water markets are mostly positive, giving us more confidence that our markets have stabilized and we could see some continued growth.

Most of the net sales of Mueller Co. are for municipal or residential construction water infrastructure projects in the United States.

Spending on water infrastructure is based on the condition of the infrastructure systems and access to funding from existing resources, the issuance of debt, higher tax rates or higher water rates. Water authorities may find it challenging to increase tax or water rates. We believe the general municipal spending environment continues to remain stable although budget pressures and economic uncertainty persist. According to U.S. Census Bureau data at September 30, 2012, state and local tax receipts grew at over 3% year-over-year for the fifth consecutive quarter. While both are showing improving trends, local tax receipt improvement is weaker than improvement in state tax receipts.

We believe residential construction activity measures indicate the housing market may be stabilizing. U.S. Census Bureau data for housing starts, on a seasonally adjusted annualized basis, indicates that housing starts in September 2012 represented the ninth consecutive month of greater than 700,000 units. September 2012 housing permit activity was above 800,000 units for the first time since September 2008. Furthermore, September 2012 single family housing starts were above 500,000 units for the sixth consecutive month and the 603,000 units reported was the highest since August 2000.

As another potential future indicator, U.S. Census Bureau data shows housing permits in September 2012 were close to 900,000 seasonally adjusted annualized units and represented the highest level since July 2008. Total permits in September 2012 grew by 45%, while single family permits reached their highest level since July 2008 and grew 27% on a year-over-year basis.

We believe an improving housing market would also bolster municipalities' fiscal condition, since local governments benefit from increased property taxes as well as connection and other ancillary fees associated with residential construction.

Most of Anvil's net sales are driven by commercial construction, which we expect to be essentially flat with the possibility of higher spending in some segments in 2013. We also believe spending in the oil & gas market will increase in the second half of 2013.

Hurricane Sandy inflicted significant damage in the northeastern United States, particularly upon making landfall on October 29, 2012. The operations at our facilities in North Kingstown, Rhode Island and Columbia, Greencastle and Waynesboro, Pennsylvania were temporarily interrupted by the effects of the hurricane. It is too early to quantify any potential impact, whether favorable or unfavorable, Hurricane Sandy may have on our results.

There continues to be growing concerns about the potential impact of the "fiscal cliff" arising from the combination of tax increases and automatic spending cuts scheduled to take effect at the end of calendar 2012 and in early calendar 2013 in the United States. A failure by Congress to act to avert or delay these tax increases and spending cuts could negatively affect the overall economy and our primary end markets. In particular, these changes could increase the level of uncertainty among our customers and end users, which could cause them to delay or cancel purchases of our products and services.

Our U.S. pension plan was 103% funded at January 1, 2012 under the provisions of the PPA. This reflects the revised governmental guidance of Moving Ahead for Progress in the 21st Century ("MAP-21"). The total market value of our U.S. pension plan assets was $375.8 million and $321.1 million at September 30, 2012 and 2011, respectively. During 2012, the investment performance of these assets was a gain of $57.3 million and we contributed $21.3 million to this plan. As a result of the MAP-21 changes, we do not expect to make any contributions to our U.S. pension plan during 2013. For financial reporting purposes, our pension plan obligations were 86% funded at September 30, 2012. If we lower our estimated rate of return on pension plan assets, pension expense and required contributions to these plans may increase.

Results of Operations

Year Ended September 30, 2012 Compared to Year Ended September 30, 2011

	Year ended September 30, 2012			
	Mueller Co.	Anvil	Corporate	Total
	(in millions)			
Net sales	$ 652.4	$ 371.5	$ —	$ 1,023.9
Gross profit	$ 162.8	$ 108.3	$ —	$ 271.1
Operating expenses:				
Selling, general and administrative	102.6	70.7	30.9	204.2
Restructuring	2.5	0.3	—	2.8
	105.1	71.0	30.9	207.0
Operating income (loss)	$ 57.7	$ 37.3	$ (30.9)	64.1
Interest expense, net				59.9
Loss on early extinguishment of debt				1.5
Loss before income taxes				2.7
Income tax expense				7.9
Loss from continuing operations				(5.2)
Loss from discontinued operations, net of tax				(103.2)
Net loss				$ (108.4)

	Year ended September 30, 2011			
	Mueller Co.	Anvil	Corporate	Total
	(in millions)			
Net sales	$ 605.5	$ 359.1	$ —	$ 964.6
Gross profit	$ 147.0	$ 101.1	$ —	$ 248.1
Operating expenses:				
Selling, general and administrative	91.8	68.1	31.9	191.8
Restructuring	1.4	1.2	1.0	3.6
	93.2	69.3	32.9	195.4
Operating income (loss)	$ 53.8	$ 31.8	$ (32.9)	52.7
Interest expense, net				65.6
Loss before income taxes				(12.9)
Income tax benefit				(2.9)
Loss from continuing operations				(10.0)
Loss from discontinued operations, net of tax				(28.1)
Net income (loss)				$ (38.1)

Consolidated Analysis

Net sales for 2012 increased to $1,023.9 million from $964.6 million in 2011. Net sales increased $34.6 million due to higher shipment volumes and $27.1 million due to higher pricing.

Gross profit for 2012 increased to $271.1 million from $248.1 million in 2011. Gross profit increased primarily due to $27.1 million in higher sales prices and manufacturing cost savings, partially offset by increased raw material costs. Gross margin was 26.5% in 2012 and 25.7% in 2011.

Selling, general and administrative expenses in 2012 increased to $204.2 million from $191.8 million in 2011. As a percentage of net sales, selling, general and administrative expenses was 19.9% in each year.

Interest expense, net was $59.9 million in 2012 compared to $65.6 million in the prior year period. The components of interest expense, net are detailed below.

	2012	2011
	(in millions)	
7.375% Senior Subordinated Notes	$ 31.0	$ 31.0
8.75% Senior Unsecured Notes	19.3	20.0
Interest rate swap contracts	5.0	8.0
ABL Agreement borrowings	1.1	1.9
Deferred financing fees amortization	2.3	2.3
Other interest expense	1.5	2.7
	60.2	65.9
Interest income	(0.3)	(0.3)
	$ 59.9	$ 65.6

Interest expense included expenses related to terminated interest rate swap contracts. The losses on these contracts were initially recorded in other comprehensive loss and were being amortized to interest expense over the original lives of the swap contracts. At September 30, 2012, all deferred swap contract expenses were fully recognized. Interest expense excluding the effects of the interest rate swap contracts decreased by $2.7 million primarily due to reduced borrowing levels.

Income tax expense for 2012 includes $5.9 million expense related to a valuation allowance provided on deferred tax assets existing at the beginning of the year. In 2012 and 2011, the remaining other differences between income tax expense and the amount expected using the U.S. federal statutory rate of 35% relate primarily to state taxes and non-deductible compensation.

Segment Analysis

Mueller Co.

Net sales in 2012 increased to $652.4 million from $605.5 million in 2011 primarily due to increased shipment volumes.

Gross profit in 2012 increased to $162.8 million from $147.0 million in 2011 primarily due to manufacturing and other cost savings, higher sales prices and higher shipment volumes, partially offset by higher raw material costs. Gross margin increased to 25.0% in 2012 compared to 24.3% in 2011 primarily due to lower manufacturing costs.

Excluding restructuring charges, operating income in 2012 was $60.2 million compared to $55.2 million in 2011. This increase was primarily due to increased gross profit of $15.8 million partially offset by higher selling, general and administrative expenses of $10.8 million. Expenses associated with the development of our newer technology products contributed to the higher selling, general and administrative expenses.

Anvil

Net sales in 2012 increased to $371.5 million from $359.1 million in 2011 due to higher pricing partially offset by a decline in shipment volumes.

Gross profit in 2012 increased to $108.3 million from $101.1 million in 2011 due primarily to higher sales prices, which were partially offset by higher raw material costs. Gross margin was 29.2% in 2012 compared to 28.2% in 2011. Gross margin improved primarily as a result of higher sales prices.

Excluding restructuring charges, operating income in 2012 increased to $37.6 million from $33.0 million in 2011, driven primarily by the increased gross profit. As a percentage of net sales, selling, general and administrative expenses was 19.0% in each year.

Corporate

Selling, general and administrative expenses decreased to $30.9 million in 2012 from $31.9 million in 2011 primarily due to lower employee-related costs.

Year Ended September 30, 2011 Compared to Year Ended September 30, 2010

	Year ended September 30, 2011			
	Mueller Co.	**Anvil**	**Corporate**	**Total**
		(in millions)		
Net sales	$ 605.5	$ 359.1	$ —	$ 964.6
Gross profit	$ 147.0	$ 101.1	$ —	$ 248.1
Operating expenses:				
Selling, general and administrative	91.8	68.1	31.9	191.8
Restructuring	1.4	1.2	1.0	3.6
	93.2	69.3	32.9	195.4
Operating income (loss)	$ 53.8	$ 31.8	$ (32.9)	52.7
Interest expense, net				65.6
Loss before income taxes				(12.9)
Income tax benefit				(2.9)
Loss from continuing operations				(10.0)
Loss from discontinued operations, net of tax				(28.1)
Net loss				$ (38.1)

	Year ended September 30, 2010			
	Mueller Co.	**Anvil**	**Corporate**	**Total**
		(in millions)		
Net sales	$ 612.8	$ 346.9	$ —	$ 959.7
Gross profit	$ 170.3	$ 88.8	$ —	$ 259.1
Operating expenses:				
Selling, general and administrative	89.2	66.2	33.4	188.8
Restructuring	0.1	0.5	—	0.6
	89.3	66.7	33.4	189.4
Operating income (loss)	$ 81.0	$ 22.1	$ (33.4)	69.7
Interest expense, net				68.0
Loss on early extinguishment of debt, net				4.6
Loss before income taxes				(2.9)
Income tax expense				2.5
Loss from continuing operations				(5.4)
Loss from discontinued operations, net of tax				(39.8)
Net loss				$ (45.2)

Consolidated Analysis

Net sales for 2011 increased to $964.6 million from $959.7 million in 2010. Net sales increased $30.0 million after excluding the net sales of two businesses Anvil divested in 2010 for $25.1 million. Net sales increased $30.6 million due to higher pricing across both business segments and $5.2 million of favorable Canadian currency exchange rates offset by $5.8 million of lower shipment volumes.

Gross profit for 2011 decreased to $248.1 million from $259.1 million in 2010. Gross profit decreased $25.1 million due to higher raw material costs, $6.4 million due to higher manufacturing costs, $6.2 million due to lower shipment volumes and $5.5 million due to the loss of gross profit from the divested Anvil businesses. These factors were mostly offset by $30.6

million of higher sales pricing. Gross margin was 25.7% in 2011 and 27.0% in 2010. The biggest contributor to lower gross margin in 2011 was higher raw material costs.

Selling, general and administrative expenses in 2011 increased to $191.8 million from $188.8 million in 2010. Mueller Co. increased $2.6 million, Anvil increased $1.9 million and Corporate decreased $1.5 million.

Interest expense, net was $65.6 million in 2011 compared to $68.0 million in the prior year period. The components of interest expense, net are detailed below.

	2011	2010
	(in millions)	
7.375% Senior Subordinated Notes	$ 31.0	$ 31.0
8.75% Senior Unsecured Notes	20.0	2.0
2007 Credit Agreement, including swap contracts	8.0	28.8
ABL Agreement borrowings	1.9	0.2
Deferred financing fees amortization	2.3	2.9
Other interest expense	2.7	3.4
	65.9	68.3
Interest income	(0.3)	(0.3)
	$ 65.6	$ 68.0

Interest expense in both 2011 and 2010 included net expenses of $8.0 million related to terminated interest rate swap contracts. The losses on these swap contracts were initially recorded in other comprehensive loss and amortized to interest expense over the original lives of the swap contracts. Interest expense decreased by $2.4 million primarily due to a lower effective interest rate.

Loss on early extinguishment of debt in 2010 represents writing off deferred financing fees pursuant to debt prepayments.

In 2011 and 2010, the differences between income tax benefit (expense) reported and those expected using the U.S. federal statutory rate of 35% related primarily to state income taxes and non-deductible compensation as well as a $2.2 million expense related to the repatriation of earnings from Canada for 2010. After the divestiture of a Canadian business early in 2010, we determined the Canadian operations no longer needed approximately $21 million of cash, which we repatriated.

Segment Analysis

Mueller Co.

Net sales in 2011 decreased to $605.5 million from $612.8 million in 2010. Net sales decreased due to $30.8 million of lower shipment volumes, partially offset by $18.9 million of higher pricing and $4.6 million of favorable Canadian currency exchange rates.

Gross profit in 2011 decreased to $147.0 million from $170.3 million in 2010. Gross profit decreased $17.1 million due to higher raw material costs, $13.7 million due to higher net manufacturing costs and $12.2 million due to lower shipment volumes. Higher net manufacturing costs consisted primarily of generally comparable fixed costs allocated over lower production levels in 2011, which were offset by certain manufacturing and other cost savings. These factors were partially offset primarily by $18.9 million of higher sales pricing. Gross margin decreased to 24.3% in 2011 compared to 27.8% in 2010. Gross margin decreased primarily due to higher manufacturing costs.

Excluding restructuring charges, operating income in 2011 was $55.2 million compared to $81.1 million in 2010. This decrease was primarily due to decreased gross profit of $23.3 million and higher selling, general and administrative expenses of $2.6 million. Expenses associated with the development of our newer technology products contributed to the higher selling, general and administrative expenses.

Anvil

Net sales in 2011 increased to $359.1 million from $346.9 million in 2010. Net sales increased $37.3 million excluding net sales of $25.1 million of two divested businesses in 2010. Net sales increased $25.0 million due to higher shipment volumes and $11.7 million due to higher pricing.

Gross profit in 2011 increased to $101.1 million from $88.8 million in 2010. Gross profit increased $11.7 million due to higher sales pricing, $7.3 million from manufacturing and other cost savings and $6.0 million from higher shipment volumes. These factors were partially offset primarily by $8.0 million of higher raw material costs and the loss of $5.5 million of gross profit from the divested businesses. Gross margin was 28.2% in 2011 compared to 25.6% in 2010. Gross margin improved primarily as a result of manufacturing and other cost savings.

Excluding restructuring charges, operating income in 2011 increased to $33.0 million from $22.6 million in 2010. Selling, general and administrative expenses in 2010 included $4.4 million of gains from the sale of two businesses. Excluding these gains, operating income increased $14.8 million due to $12.3 million of higher gross profit and $4.4 million of lower selling, general and administrative expenses, as a result of expenses related to the divested businesses and $1.9 million of higher selling, general and administrative expenses related to ongoing operations due to higher net sales.

Corporate

Selling, general and administrative expenses decreased to $31.9 million in 2011 from $33.4 million in 2010 primarily due to lower employee-related costs.

Financial Condition

Cash and cash equivalents were $83.0 million at September 30, 2012 compared to $61.0 million at September 30, 2011. Cash and cash equivalents increased during 2012 as a result of cash provided by operating activities of $76.8 million and cash provided by discontinued operations of $44.2 million, partially offset by cash used in investing and financing activities of $32.4 million and $68.1 million, respectively. Cash and cash equivalents also increased $1.5 million during 2012 due to changes in currency exchange rates.

Receivables, net were $166.1 million at September 30, 2012 compared to $147.4 million million at September 30, 2011. Receivables at September 30, 2012 represented approximately 53.8 days net sales compared to September 30, 2011 receivables representing approximately 52.4 days net sales.

Inventories were $183.2 million at September 30, 2012 compared to $175.9 million at September 30, 2011. We continue improving our processes to minimize inventory levels. Inventory turns per year at September 30, 2012 were 4.2x compared to 3.8x at September 30, 2011.

Property, plant and equipment, net was $144.7 million at September 30, 2012 compared to $145.7 million at September 30, 2011. Capital expenditures were $31.4 million and depreciation expense was $31.2 million in 2012.

Identifiable intangible assets were $573.7 million at September 30, 2012 compared to $602.4 million at September 30, 2011. Finite-lived intangible assets, $274.0 million of net book value at September 30, 2012, are amortized over their estimated useful lives. Such amortization expense was $29.4 million during 2012 and is expected to be between $20 million and $30 million for each of the next five years. Indefinite-lived identifiable intangible assets, $299.7 million at September 30, 2012, are not amortized, but tested at least annually for possible impairment.

Accounts payable and other current liabilities were $167.3 million at September 30, 2012 compared to $137.0 million at September 30, 2011. Increased payables relate primarily to increased purchasing activity in the 2012 fourth quarter compared to the 2011 fourth quarter.

Outstanding borrowings were $622.8 million at September 30, 2012 compared to $678.3 million at September 30, 2011. The decrease of $55.5 million during 2012 represents repayments of $34.0 million of borrowings under our asset based lending agreement (the "ABL Agreement") and early retirement of $22.5 million in principal of our 8.75% Senior Unsecured Notes.

Deferred income taxes were net liabilities of $113.2 million at September 30, 2012 compared to net liabilities of $125.5 million at September 30, 2011. Deferred tax assets decreased by $14.0 million, which was primarily related to increased valuation allowances against state and federal net operating losses partially offset by net increases relating to various other items. Deferred tax liabilities related to property, plant and equipment and identifiable intangible assets were $212.3 million and $238.6 million at September 30, 2012 and 2011, respectively. The sale of our former U.S. Pipe segment was the most significant driver of these deferred tax changes.

Liquidity and Capital Resources

We had cash and cash equivalents of $83.0 million and $140.5 million of additional borrowing capacity under our ABL Agreement at September 30, 2012.

Cash flows from operating activities are categorized below.

	2012	2011
	(in millions)	
Collections from customers	$ 1,005.4	$ 951.0
Disbursements, other than interest and income taxes	(882.2)	(839.5)
Interest payments, net	(53.3)	(54.8)
Income tax refunds (payments), net	6.9	(4.6)
Cash provided by operating activities	$ 76.8	$ 52.1

Collections of receivables were higher during 2012 compared to 2011 due primarily to higher net sales in 2012.

Increased disbursements, other than interest and income taxes, during 2012 reflect timing differences of material, labor and overhead purchased.

We sold our former U.S. Pipe segment on April 1, 2012. We believe there are purchase price adjustments related to net working capital and net indebtedness that would increase our cash proceeds by $9.2 million. However, the purchaser has claimed purchase price adjustments related to net working capital and net indebtedness that would reduce our cash proceeds by $4.8 million. This dispute will be resolved by an independent auditor who has been selected by the parties, and we cannot make a reliable estimate of what the resolution may be. The resolution of the purchase price adjustments dispute will likely result in a cash settlement within the range described above and an adjustment to our recorded loss on sale of discontinued operations.

Capital expenditures were $31.4 million during 2012 compared to $23.1 million during 2011. We estimate 2013 capital expenditures to be between $30 million and $34 million. In 2011, Mueller Co. acquired Echologics, a water leak detection and pipe condition and diagnostic assessment company, for $7.4 million.

Our U.S. pension plan was 103% funded at January 1, 2012 under the provisions of the PPA. This reflects the revised governmental guidance of MAP-21. During 2012, the investment performance of these assets was a gain of $57.3 million and we contributed $21.3 million to this plan. As a result of our MAP-21 changes, we do not expect to make any contributions to our U.S. pension plan during 2013. If we lower our estimated rate of return on pension plan assets, pension expense and required contributions to these plans may increase.

We anticipate that our existing cash, cash equivalents and borrowing capacity combined with our expected operating cash flows will be sufficient to meet our anticipated operating expenses, capital expenditures and debt service obligations as they become due through September 30, 2013. However, our ability to make these payments will depend partly upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

ABL Agreement

The ABL Agreement consists of a revolving credit facility of up to $275 million of revolving credit borrowings, swing line loans and letters of credit. The ABL Agreement also permits us to increase the size of the credit facility by an additional $150 million. We may borrow up to $25 million through swing line loans and have up to $60 million of letters of credit outstanding.

Borrowings under the ABL Agreement bear interest at a floating rate equal to LIBOR plus a margin ranging from 275 to 325 basis points, or a base rate as defined in the ABL Agreement plus a margin ranging from 175 to 225 basis points. At September 30, 2012, the applicable rate was LIBOR plus 300 basis points.

The ABL Agreement terminates in August 2015 and we had no outstanding borrowings at September 30, 2012. We pay a commitment fee of 50 basis points for any unused borrowing capacity under the ABL Agreement. The borrowing capacity under the ABL Agreement is not subject to any financial maintenance covenants unless excess availability is less than the greater of $34 million and 12.5% of the aggregate commitments under the ABL Agreement. Excess availability, as reduced by outstanding borrowings, outstanding letters of credit and accrued fees and expenses of $37.8 million, was $140.5 million based on September 30, 2012 data.

The ABL Agreement is subject to mandatory prepayments if total outstanding borrowings under the ABL Agreement are greater than the aggregate commitments under the revolving credit facility or if we dispose of overdue accounts receivable in certain circumstances. The borrowing base under the ABL Agreement is equal to the sum of (a) 85% of the value of eligible accounts receivable and (b) the lesser of (i) 65% of the value of eligible inventory or (ii) 85% of the net orderly liquidation value of the value of eligible inventory, less certain reserves. Prepayments can be made at any time with no penalty.

Substantially all of our U.S. subsidiaries are borrowers under the ABL Agreement and are jointly and severally liable for any outstanding borrowings. Our obligations under the ABL Agreement are secured by a first-priority perfected lien on all of our U.S. inventory, accounts receivable, certain cash and other supporting obligations.

The ABL Agreement contains customary negative covenants and restrictions on our ability to engage in specified activities, such as:

- limitations on other debt, liens, investments and guarantees;
- restrictions on dividends and redemptions of our capital stock and prepayments and redemptions of debt; and
- restrictions on mergers and acquisition, sales of assets and transaction with affiliates.

8.75% Senior Unsecured Notes

We owed $202.5 million of principal of 8.75% Senior Unsecured Notes at September 30, 2012. Interest on the Senior Unsecured Notes is paid semi-annually and the principal is due September 2020. We may redeem up to $22.5 million of the Senior Unsecured Notes at a redemption price of 103% plus accrued and unpaid interest once in the year ending September 1, 2013. We may also redeem up to $56.3 million of the original issued principal amount of the Senior Unsecured Notes at a redemption price of 108.75%, plus accrued and unpaid interest, with the net cash proceeds from certain equity offerings prior to September 2013, provided that at least $146.2 million remains outstanding immediately after such redemption. After August 2015, the Senior Unsecured Notes may be redeemed at specified redemption prices plus accrued and unpaid interest. Upon a "Change of Control" (as defined in the indenture securing the Senior Unsecured Notes), we are required to offer to purchase the outstanding Senior Unsecured Notes at a purchase price of 101%, plus accrued and unpaid interest. The Senior Unsecured Notes are essentially guaranteed by all of our U.S. subsidiaries, but are subordinate to borrowings under the ABL Agreement.

7.375% Senior Subordinated Notes

We also owed $420 million of principal of 7.375% Senior Subordinated Notes ("Senior Subordinated Notes") at September 30, 2012. Interest on the Senior Subordinated Notes is payable semi-annually and the principal is due June 2017. We may redeem any portion of the Senior Subordinated Notes at specified redemption prices plus accrued and unpaid interest, subject to restrictions in the Senior Unsecured Notes. Upon a "Change of Control" (as defined in the indenture securing the Senior Subordinated Notes), we are required to offer to purchase the outstanding Senior Subordinated Notes at 101%, plus accrued and unpaid interest. The Senior Subordinated Notes are secured by the guarantees of essentially all of our U.S. subsidiaries, but are subordinate to the borrowings under the ABL Agreement and the Senior Unsecured Notes.

Our corporate credit rating and the credit rating for our debt are presented below.

	September 30, 2012		**September 30, 2011**	
	Moody's	**Standard & Poor's**	**Moody's**	**Standard & Poor's**
Corporate credit rating	B3	B	B3	B
ABL Agreement	Not rated	Not rated	Not rated	Not rated
8.75% Senior Unsecured Notes	B2	B+	B2	B+
7.375% Senior Subordinated Notes	Caa2	CCC+	Caa2	CCC+
Outlook	Positive	Stable	Stable	Stable

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt or any derivative contracts other than those described in "Item 7A. Quantitative and Qualitative Disclosure About

Market Risk" or synthetic leases. Therefore, we are not exposed to any financing, liquidity, market or credit risk that could have arisen had we engaged in such relationships.

We use letters of credit and surety bonds in the ordinary course of business to ensure the performance of contractual obligations. At September 30, 2012, we had $37.6 million of letters of credit and $43.7 million of surety bonds outstanding.

Contractual Obligations

Our contractual obligations at September 30, 2012 are presented below.

	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
			(in millions)		
Long-term debt:					
Principal payments[1]	$ 1.1	$ 1.6	$ 420.2	$ 202.5	$ 625.4
Interest	48.9	97.7	97.5	53.2	297.3
Operating leases	6.6	9.8	6.4	2.2	25.0
Unconditional purchase obligations[2]	59.2	0.1	—	—	59.3
Other noncurrent liabilities[3]	0.2	0.3	0.2	0.5	1.2
	$ 116.0	$ 109.5	$ 524.3	$ 258.4	$ 1,008.2

(1) The long-term debt balance at September 30, 2012 is net of $2.6 million of unamortized discount on the 8.75% Senior Unsecured Notes.

(2) Includes contractual obligations for purchases of raw materials and capital expenditures.

(3) Consists of obligations for other postretirement benefits and represents the estimated minimum payments required to meet obligations. Required pension contributions for 2013 are less than $1 million. Actual payments may differ. We have not estimated required pension contributions beyond 2013.

Effect of Inflation; Seasonality

We experience changing price levels related to purchased components and raw materials. Mueller Co. experienced a 3% decrease in the average cost per ton of scrap steel and a 5% decrease in the average cost of brass ingot purchased in the 2012 compared to 2011. Anvil experienced a 5% increase in the average cost per ton of scrap steel purchased in 2012 compared to 2011.

We do not believe that changing prices for other goods had a material impact on our financial position or results of operations in 2012 compared to 2011.

Our water infrastructure business is dependent upon construction activity, which is seasonal due to the impact of cold weather conditions on construction. Net sales and operating income have historically been lowest in the three-month periods ending December 31 and March 31 when the northern United States and all of Canada generally face weather conditions that restrict significant construction activity. In general, approximately 45% of a fiscal year's net sales occurs in the first half of the fiscal year with 55% occurring in the second half of the fiscal year. See "Item 1A. RISK FACTORS-Seasonal demand of certain of our products may adversely affect our financial results."

Critical Accounting Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. These estimates are based upon experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. We consider an accounting estimate to be critical if changes in the estimate that are reasonably likely to occur over time or the use of reasonably different estimates could have a material impact on our financial condition or results of operations. We consider the accounting topics presented below to include our critical accounting estimates.

Revenue Recognition

We recognize revenue when delivery of a product has occurred and there is persuasive evidence of a sales arrangement, sales prices are fixed and determinable and collectability from the customers is reasonably assured. Sales are recorded net of estimated discounts, returns and rebates. Discounts, returns and rebates are estimated based upon current offered sales terms and actual historical return and allowance rates.

Receivables

The estimated allowance for doubtful receivables is based upon judgments and estimates of expected losses and specific identification of problem accounts. Significantly weaker than anticipated industry or economic conditions could impact customers' ability to pay such that actual losses may be greater than the amounts provided for in this allowance. The periodic evaluation of the adequacy of the allowance for doubtful receivables is based on an analysis of prior collection experience, specific customer creditworthiness and current economic trends within the industries served. In circumstances where a specific customer's inability to meet its financial obligation is known to us (e.g., bankruptcy filings or substantial downgrading of credit ratings), we record a specific allowance to reduce the receivable to the amount we reasonably believe will be collected.

Inventories

We record inventories at the lower of first-in, first-out method cost or market value. Inventory cost includes an overhead component that can be affected by levels of production and actual costs incurred. We evaluate the need to record adjustments for impairment of inventory at least quarterly. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels and ultimate product sales value. Inventory that, in the judgment of management, is obsolete or in excess of our normal usage is written-down to its estimated market value, if less than its cost. Significant judgments must be made when establishing the allowance for obsolete and excess inventory.

Income Taxes

We recognize deferred tax liabilities and deferred tax assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statements and the tax basis of assets and liabilities, using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. If we were to reduce our estimates of future taxable income, we could be required to record additional valuation allowances against our deferred tax assets. Our tax balances are based on our expectations of future operating performance, tax planning strategies, interpretation of the tax regulations currently enacted and rulings in numerous tax jurisdictions.

We only record tax benefits for positions that we believe are more likely than not of being sustained under audit examination based solely on the technical merits of the associated tax position. The amount of tax benefit recognized for any position that meets the more likely than not threshold is the largest amount of the tax benefit that we believe is greater than 50% likely of being realized.

Accounting for the Impairment of Long-Lived Assets Including Goodwill and Other Intangible Assets

We test goodwill and indefinite-lived intangible assets for impairment annually (or more frequently if events or circumstances indicate possible impairment). We performed this annual impairment testing at September 1, with the assistance of a valuation specialist, and concluded that our indefinite-lived intangible assets were not impaired. We tested the indefinite-lived intangible assets for impairment using a "royalty savings method," which is a variation of the discounted cash flow method. This method estimates a fair value by calculating an estimated discounted future cash flow stream from the hypothetical licensing of the indefinite-lived intangible assets. If this estimated fair value exceeds the carrying value, no impairment is indicated. This analysis is dependent on management's best estimates of future operating results and the selection of reasonable discount rates and hypothetical royalty rates. Significantly different projected operating results could result in a different conclusion regarding impairment. No impairments would have been indicated for any discount rates and hypothetical royalty rates consistent with standard valuation methodologies considered reasonable by management.

Other long-lived assets, including finite-lived intangible assets, are amortized over their respective estimated useful lives and reviewed for impairment if events or circumstances indicate possible impairment.

We tested U.S. Pipe's amortizing long-lived assets, principally property, plant and equipment, for possible impairment at September 30, 2011 due to U.S. Pipe's then-recent financial performance and the exploration of strategic alternatives for our U.S. Pipe businesses. As required by GAAP, we performed this test on a "held and used" basis using management's best estimate of probability-weighted undiscounted future cash flows of various alternatives. We concluded that U.S. Pipe's amortizing long-lived assets were not impaired at September 30, 2011 on a "held and used" basis. As our efforts to sell U.S. Pipe proceeded, we concluded that U.S. Pipe qualified for treatment as "held for sale" during the quarter ended March 31, 2012. Accordingly, we evaluated U.S. Pipe's long-lived assets for impairment and concluded that an impairment was indicated at that time.

Litigation, Investigations and Claims

We are involved in litigation, investigations and claims arising out of the normal conduct of our business. We estimate and accrue liabilities resulting from such matters based on a variety of factors, including outstanding legal claims and proposed settlements; assessments by internal counsel of pending or threatened litigation; and assessments of potential environmental liabilities and remediation costs. We believe we have adequately accrued for these potential liabilities; however, facts and circumstances may change and could cause the actual liability to exceed the estimates, or may require adjustments to the recorded liability balances in the future.

Workers Compensation, Defined Benefit Pension and Other Postretirement Benefits, Environmental and Other Long-term Liabilities

We are obligated for various liabilities that will ultimately be determined over what could be a very long future time period. We established the recorded liabilities for such items at September 30, 2012 using estimates for when such amounts will be paid and what the amounts of such payments will be. These estimates are subject to change based on numerous factors, including among others, regulatory changes, technology changes, the investment performance of related assets, the discount rate used, the lifespan of plan participants and other individuals and changes to plan designs.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to various market risks, which are potential losses arising from adverse changes in market rates and prices, such as various commodity prices, interest rates, foreign exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Our primary financial instruments are cash and cash equivalents. This includes cash in banks and highly rated, liquid money market investments. We believe that those instruments are not subject to material potential near-term losses in future earnings from reasonably possible near-term changes in market rates or prices.

Commodity Price Risk

Our products are made using various purchased components and several basic raw materials, including scrap steel, sand, resin, brass ingot and steel pipe. Price levels for such goods change and our product margins and level of profitability may fluctuate if we do not pass changes in purchased component and raw material costs to our customers.

We do not believe that changing prices for other goods had a material impact on our financial position or results of operations in 2012 compared to 2011. We expect these prices to fluctuate based on marketplace demand. Mueller Co. experienced a 3% decrease in the average cost per ton of scrap steel and a 5% decrease in the average cost of brass ingot purchased in the 2012 compared to 2011. Anvil experienced a 5% increase in the average cost per ton of scrap steel purchased in 2012 compared to 2011. See "Item 1A. RISK FACTORS-The prices of our purchased components and raw materials can be volatile."

We used natural gas swap contracts to hedge against cash flow variability arising from changes in natural gas prices, but terminated our natural gas swap contracts after the sale of U.S. Pipe.

Interest Rate Risk

At September 30, 2012, we had fixed rate debt of $622.8 million and no variable rate debt. There would be no impact on pre-tax earnings or cash flows resulting from a 100 basis point increase in interest rates on variable rate debt, holding other variables constant.

Currency Risk

We maintain assets and operations in Canada and, to a much lesser extent, China, and Europe that use local currency as their functional currency. The assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at currency exchange rates in effect at the end of each period, with the effect of such translation reflected in other comprehensive loss. Our stockholders' equity will fluctuate depending upon the weakening or strengthening of the U.S. dollar against these non-U.S.

currencies. Net sales and expenses of non-U.S. subsidiaries are translated into U.S. dollars at the average currency exchange rate during the period. At September 30, 2012, $66.3 million of our net assets were denominated in non-U.S. currencies.

We also have relatively small amounts of receivables and payables denominated in currencies other than an entity's functional currency. Changes in currency exchange rates between when these balances originate and when they are settled result in foreign exchange gains and losses that are recognized as they occur.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Report of Independent Registered Public Accounting Firm, our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements that are filed as part of this annual report are listed under "Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES" and are set forth on pages F-1 through F-44 immediately following the signature pages of this annual report.

Selected quarterly financial data for 2012 and 2011 are provided in Note 20 of the notes to consolidated financial statements.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC") and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, those officers have concluded that, as of September 30, 2012, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of September 30, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework*. After doing so, management concluded that, as of September 30, 2012, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting at September 30, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in this annual report.

Changes in Internal Control over Financial Reporting

During the quarter ended September 30, 2012, we changed our internal control over financial reporting and our disclosure controls and procedures by enhancing these controls with additional review procedures, including reviews by a more highly skilled and experienced manager, to help ensure appropriate classification of cash flows from operating activities as between those from continuing operations and those from discontinued operations in prior periods.

In connection with these control changes, we discovered errors that had been made earlier in the classification of cash flows as between those from continuing operations and those from discontinued operations. These errors, which were reported on a Current Report on Form 8-K filed with the SEC on November 23, 2012, had no impact on any consolidated balance sheet, consolidated statement of operations and other comprehensive income, consolidated statement of changes in stockholders' equity, debt compliance covenant or employee compensation metric for any period. These errors also had no impact on any consolidated statement of cash flows information for any period other than the six months ended March 31, 2011 and the nine months ended June 30, 2011 as presented in our Quarterly Reports filed on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012, respectively.

These errors related to the classification of deferred income tax and retirement plan adjustments in determining net cash used in operating activities due to designating our U.S. Pipe segment as discontinued operations in our condensed consolidated financial statements during the quarter ended March 31, 2012. Specifically, net cash used in operating activities was overstated by $8.0 million and $10.0 million for the six months ended March 31, 2011 and nine months ended June 30, 2011, respectively. Net cash used in discontinued operations was understated by these same amounts for these periods. Corrected unaudited condensed consolidated statements of cash flows for these periods are presented in Note 22 of the consolidated financial statements included in this annual report and, in addition, were reported in our Current Report on Form 8-K filed with the SEC on November 23, 2012.

As a result of these errors, management concluded that as of March 31, 2012 and June 30, 2012 our internal control over financial reporting and our disclosure controls and procedures were not effective. In connection with this determination, management also concluded that we had a material weakness as of March 31, 2012 and June 30, 2012 in these controls related to classification of cash flows as between those from continuing operations and those from discontinued operations related solely to the prior period cash flow statements as presented for comparative purposes. At the same time, in light of the enhancement of our internal control over financial reporting and our disclosure controls and procedures during the fourth quarter of 2012, management concluded that such weakness had been remediated as of September 30, 2012.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The name, age at November 15, 2012 and position of each of our executive officers and directors are presented below.

Name	Age	Position
Gregory E. Hyland	61	Chairman of the board of directors, President and Chief Executive Officer
Keith L. Belknap	54	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Robert D. Dunn	55	Senior Vice President, Human Resources
Thomas E. Fish	57	President, Anvil
Evan L. Hart	47	Senior Vice President and Chief Financial Officer
Robert P. Keefe	58	Senior Vice President and Chief Technology Officer
Kevin G. McHugh	54	Vice President and Controller
Gregory S. Rogowski	53	President, Mueller Co.
Marietta Edmunds Zakas	53	Senior Vice President, Strategy, Corporate Development and Communications
Howard L. Clark, Jr.	68	Director
Shirley C. Franklin	67	Director
Thomas J. Hansen	63	Director
Jerry W. Kolb	76	Director
Joseph B. Leonard	69	Director
Mark J. O'Brien	69	Director
Bernard G. Rethore	71	Director
Neil A. Springer	74	Director
Lydia W. Thomas	68	Director
Michael T. Tokarz	62	Director

Gregory E. Hyland has been Chairman of the board of directors since October 2005 and President and Chief Executive Officer since January 2006. Mr. Hyland was Chairman, President and Chief Executive Officer of Walter Energy, a homebuilding, financial services and natural resources company, from September 2005 to December 2006. Prior to that time, he was President, U.S. Fleet Management Solutions of Ryder System, Inc. ("Ryder"), a transportation and logistics company, from June 2005 to September 2005. Mr. Hyland was Executive Vice President, U.S. Fleet Management Solutions of Ryder from October 2004 to June 2005. He earned Bachelor and Master of Business Administration degrees from the University of Pittsburgh.

Keith L. Belknap has been our Senior Vice President, General Counsel and Corporate Secretary since April 2012, and our Chief Compliance Officer since October 2012. Previously, Mr. Belknap was Senior Vice President, General Counsel and Corporate Secretary of PRIMEDIA, Inc., a real estate advertising company, since 2007. Prior to that time, he held senior legal positions with PPG Industries, a supplier of paint, coating, optical product, specialty material, chemical, glass and fiberglass, and Georgia-Pacific Corporation, a manufacturer and marketer of tissue, packaging, paper, pulp and building products. Mr. Belknap earned a Bachelor of Arts degree from the University of Tulsa (Phi Beta Kappa) and a Juris Doctor with honors from Harvard Law School.

Robert D. Dunn has been our Senior Vice President, Human Resources since November 2007. Previously, Mr. Dunn was Senior Vice President, Human Resources of Dean Foods Company (formerly Suiza Foods Corporation), a food and dairy company since 1999. He earned a Bachelor of Science degree from Murray State University and a Master of Business Administration degree from Embry Riddle Aeronautical University.

Thomas E. Fish has been President of our Anvil segment since 2000. From January 2005 to November 2005, Mr. Fish was Mueller Co.'s Interim Chief Financial Officer. He earned a Bachelor of Science degree from the University of Rhode Island and is a certified public accountant.

Evan L. Hart has been our Senior Vice President and Chief Financial Officer since July 2008. Mr. Hart was our Controller from December 2007 to July 2008 and our Vice President of Financial Planning and Analysis from September 2006 to December 2007. Previously, he was Vice President, Controller and Treasurer for Unisource Worldwide, Inc., a marketer and distributor of commercial printing & business imaging papers, packaging systems and facility supplies and equipment from

2002 to 2006. Mr. Hart earned a Bachelor of Science degree from Birmingham-Southern College and is a certified public accountant.

Robert P. Keefe has been our Senior Vice President and Chief Technology Officer since December 2011 and our Senior Vice President and Chief Information Officer since March 2007. Previously, Mr. Keefe was Corporate Vice President and Chief Information Officer at Russell Corporation, an athletic apparel, footwear and equipment company. He is a director of the Society for Information Management, International, a non-profit trade organization. Mr. Keefe earned a Bachelor degree from the State University of New York at Oswego and a Master of Business Administration degree from Pace University.

Kevin G. McHugh has been our Vice President and Controller since July 2008. Mr. McHugh was our Vice President, Financial Reporting from January 2008 to July 2008. Previously, he was Corporate Controller at Unisource Worldwide, Inc. from 2003 to 2007. Mr. McHugh earned a Bachelor of Business Administration degree with honors from the University of Notre Dame and is a certified public accountant.

Gregory S. Rogowski has been President of our Mueller Co. segment since May 2009. Previously, Mr. Rogowski was President and/or Chief Executive Officer of Performance Fibers, Inc., a polyester industrial fibers business from 2004 to 2009. He earned a Bachelor of Science degree from Virginia Polytechnic Institute and State University, a Master of Science degree from the University of Akron and a Master of Business Administration degree from the University of Richmond.

Marietta Edmunds Zakas has been our Senior Vice President, Strategy, Corporate Development and Communications since November 2006. Previously, Ms. Zakas held various positions at Russell Corporation, culminating in her role as Corporate Vice President, Chief of Staff, Business Development and Treasurer. She earned a Bachelor of Arts degree from Randolph-Macon Woman's College (now known as Randolph College), a Master of Business Administration degree from the University of Virginia Darden School of Business and a Juris Doctor from the University of Virginia School of Law. Ms. Zakas is a director of Atlantic Capital Bank and Atlantic Capital Bancshares.

Howard L. Clark, Jr. has been a member of our board of directors since April 2006. Mr. Clark has been a director of Walter Energy since March 1995. He was Vice Chairman of Barclays Capital, the investment banking division of Barclays Bank PLC, from September 2008 through June 2011. Mr. Clark was Vice Chairman of Lehman Brothers Inc., an investment banking firm, from February 1993 to September 2008 and, before that, Chairman and Chief Executive Officer of Shearson Lehman Brothers Inc. Until June 2012, he was a director of United Rentals, Inc., an equipment rental company. Mr. Clark is a director of White Mountains Insurance Group, Ltd., a financial services and insurance holding company. Mr. Clark earned a Master of Business Administration degree from Columbia University, Graduate School of Business.

Shirley C. Franklin has been a member of our board of directors since November 2010. Ms. Franklin is Chair of the board of directors and Chief Executive Officer of Purpose Built Communities, Inc., a national non-profit organization established to transform struggling neighborhoods into sustainable communities. She also is Co-Chair of the Atlanta Regional Commission on Homelessness and Chair of the board of directors of the National Center for Civil and Human Rights. From 2002 to 2010, Ms. Franklin was mayor of Atlanta, Georgia. Since July 2011, she has been a director of Delta Air Lines, Inc., a provider of air transportation for passengers and cargo. Ms. Franklin earned a Bachelor of Science degree in sociology from Howard University and a Master's degree in sociology from the University of Pennsylvania.

Thomas J. Hansen has been a member of our board of directors since October 2011. Until March 2012, Mr. Hansen was Vice Chairman of Illinois Tool Works Inc. ("ITW"), a manufacturer of fasteners and components, consumable systems and a variety of specialty products and equipment. He joined ITW in 1980 as sales and marketing manager of the Shakeproof Industrial Products businesses. From 1998 until May 2006, Mr. Hansen was Executive Vice President of ITW. He is a member of the Northern Illinois University Executive Club, a member of the Economics Club of Chicago, Chairman of The ITW Better Government Council and a former member of the Board of Trustees of MAPI (Manufacturers Alliance). Mr. Hansen is a director of Terex Corporation, a diversified global manufacturer of a variety of machinery products. From 2005 through 2008, he was a director of CDW Corporation. Mr. Hansen earned a Bachelor of Science degree in marketing from Northern Illinois State University and a Master of Business Administration degree from Governors State University.

Jerry W. Kolb has been a member of our board of directors since April 2006. Mr. Kolb has been a director of Walter Energy since June 2003. He was a Vice Chairman of Deloitte & Touche LLP, a registered public accounting firm, from 1986 to 1998. Mr. Kolb earned a Bachelor of Science degree in accountancy from the University of Illinois and Master of Business Administration degree in finance from DePaul University. Mr. Kolb is a certified public accountant.

Joseph B. Leonard has been a member of our board of directors since April 2006. Mr. Leonard was a director of Walter Energy from June 2005 to April 2007 and he rejoined that board in February 2009. He was Interim Chief Executive Officer of Walter Energy from March 2010 through March 2011 and from August 2011 to September 2011. Mr. Leonard was Chairman of AirTran Holdings, Inc., a full service airline company, from November 2007 to June 2008, Chairman and Chief Executive Officer of AirTran Holdings, Inc. from January 1999 to November 2007 and President of AirTran Holdings, Inc. from January 1999 to January 2001. He is a director of Air Canada, a full service airline company. Mr. Leonard earned a Bachelor of Science degree in aerospace engineering from Auburn University.

Mark J. O'Brien has been a member of our board of directors since April 2006. Mr. O'Brien was a director of Walter Energy from June 2005 to April 2009. Since March 2006, he has been Chairman and Chief Executive Officer of Walter Investment Management Corp. (formerly Walter Energy's financing business). Mr. O'Brien has been President and Chief Executive Officer of Brier Patch Capital and Management, Inc., a real estate investment firm, since September 2004. He held various executive positions at Pulte Homes, Inc., a home building company, for 21 years, retiring as President and Chief Executive Officer in June 2003. Mr. O'Brien earned a Bachelor of Arts degree in history from the University of Miami.

Bernard G. Rethore has been a member of our board of directors since April 2006. He has been a director of Walter Energy since March 2002. Mr. Rethore has been Chairman of the Board Emeritus of Flowserve Corporation, a manufacturer of pumps, valves, seals and components, since April 2000. From January 2000 to April 2000, he was Flowserve's Chairman. Mr. Rethore had previously served as its Chairman, President and Chief Executive Officer. He had been a director of Belden, Inc., a manufacturer of specialty signal-transmission products, from 1997 until May 2012. Mr. Rethore is a director of Dover Corp., a diversified manufacturer of a wide range of proprietary products. In 2008, he was honored by the Outstanding Directors Exchange as an Outstanding Director of the Year and in 2012, he was designated a Board Leadership Fellow by the National Association of Corporate Directors. Mr. Rethore earned a Bachelor of Arts degree in Economics (Honors) from Yale University and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania, where he was a Joseph P. Wharton Scholar and Fellow.

Neil A. Springer has been a member of our board of directors since April 2006. Mr. Springer was a director of Walter Energy from August 2000 to April 2006. He has been managing director of Springer & Associates LLC, a board consulting and executive recruitment company, since 1994. Mr. Springer was a director of IDEX Corporation from 1990 until April 2011. He earned a Bachelor of Science degree in accounting from Indiana University, a Master of Business Administration degree from the University of Dayton and a certificate of accountancy from the University of Illinois.

Lydia W. Thomas has been a member of our board of directors since January 2008. Dr. Thomas was President and Chief Executive Officer of Noblis, Inc., a public interest research and development company, from 1996 to 2007. She was previously with The MITRE Corporation, Center for Environment, Resources and Space, serving as Senior Vice President and General Manager from 1992 to 1996, Vice President from 1989 to 1992 and Technical Director from 1982 to 1989. Dr. Thomas is a director of Cabot Corporation, a global performance materials company. She earned a Bachelor of Science degree in zoology from Howard University, a Master of Science degree in microbiology from American University and a Doctor of Philosophy degree in cytology from Howard University.

Michael T. Tokarz has been a member of our board of directors since April 2006. Mr. Tokarz has been a non-executive Chairman of the Board of Walter Energy since December 2006. Since February 2002, he has been a member of the Tokarz Group, LLC, a venture capital investment company. From January 1996 until February 2002, Mr. Tokarz was a member of the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co. L.P., a private equity company. He is a director of IDEX Corporation, CNO Financial Group, Inc. (formerly Conseco, Inc.), an insurance provider, MVC Capital, Inc., a registered investment company, Dakota Growers Pasta Company, Inc., a manufacturer and marketer of dry pasta products and Walter Investment Management Corp. In 2007, he was honored by the Outstanding Directors Exchange as an Outstanding Director of the Year. Mr. Tokarz earned a Bachelor of Arts degree in economics and a Master of Business Administration degree in finance from the University of Illinois.

Additional Information

Additional information required by this item will be contained in our definitive proxy statement issued in connection with the 2013 annual meeting of stockholders filed with the SEC within 120 days after September 30, 2012 and is incorporated herein by reference.

Our website address is *www.muellerwaterproducts.com*. You may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports from the investor relations section of our website. These reports are available on our website soon after we file them with or furnish them to the SEC. These reports should also be available through the SEC's website at *www.sec.gov*.

We have adopted a written code of conduct that applies to all directors, officers and employees, including a separate code that applies only to our principal executive officer and senior financial officers in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder. Our Code of Business Conduct and Ethics is available in the corporate governance section of our website. In the event that we make changes in, or provide waivers from, the provisions of this Code of Business Conduct and Ethics that the SEC requires us to disclose, we will disclose these events in the corporate governance section of our website.

We have adopted corporate governance guidelines. The guidelines and the charters of our board committees are available in the corporate governance section of our website. Copies of the Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are also available in print upon written request to the Corporate Secretary, Mueller Water Products, Inc., 1200 Abernathy Road N.E., Suite 1200, Atlanta, GA 30328.

Item 11. EXECUTIVE COMPENSATION

The information required by this item will be contained in our definitive proxy statement issued in connection with the 2013 annual meeting of stockholders is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except for the information set forth below and the information set forth in Part II, Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES, the information required by this item will be contained in our definitive proxy statement issued in connection with the 2013 annual meeting of stockholders and is incorporated herein by reference.

Securities Authorized for Issuance under Equity Compensation Plans

We have two compensation plans under which our equity securities are authorized for issuance. The Mueller Water Products, Inc. 2006 Employee Stock Purchase Plan was approved by our sole stockholder in May 2006 and the Mueller Water Products, Inc. 2006 Stock Incentive Plan was approved by our sole stockholder in May 2006 and amended by our stockholders in January 2008, January 2009 and January 2012.

The following table sets forth certain information relating to these equity compensation plans at September 30, 2012.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by stockholders:			
Mueller Water Products, Inc. 2006 Stock Incentive Plan	7,946,372 (1)	$ 6.30 (2)	8,890,767 (3)
Mueller Water Products, Inc. 2006 Employee Stock Purchase Plan	87,390	3.08	2,177,336 (4)
Total	8,033,762		11,068,103
Equity compensation plans not approved by stockholders	—	$ —	—

(1) Consists of shares to be issued upon exercise or vesting of outstanding stock awards granted under the Mueller Water Products, Inc. 2006 Stock Incentive Plan.

(2) Weighted average exercise price of 5,522,610 outstanding stock options.

(3) The number of shares available for future issuance under the Mueller Water Products, Inc. 2006 Stock Incentive Plan is 20,500,000 shares less the cumulative number of awards granted under the plan plus the cumulative number of awards canceled under the plan after January 25, 2012.

(4) The number of shares available for future issuance under the Mueller Water Products, Inc. 2006 Employee Stock Purchase Plan is 4,000,000 shares less the cumulative number of shares issued under the plan.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained in our definitive proxy statement issued in connection with the 2013 annual meeting of stockholders is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained in our definitive proxy statement issued in connection with the 2013 annual meeting of stockholders is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements

(b) Financial Statement Schedules

Except for Schedule II, Valuation and Qualifying Accounts, the schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted. The information required by Schedule II is included in the notes to consolidated financial statements.

(c) Exhibits

Exhibit no.	Document
2.1	Agreement and Plan of Merger dated as of June 17, 2005 among Mueller Water Products, Inc., Walter Industries, Inc., JW MergerCo, Inc. and DLJ Merchant Banking II, Inc., as stockholders' representative. Incorporated by reference to Exhibit 2.1 to Mueller Water Products, Inc. Form 8-K (File no. 333-116590) filed on June 21, 2005.
2.1.1	Letter Agreement dated as of February 23, 2006 between Walter Industries, Inc. and Mueller Water Products, Inc. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 8-K (File no. 333-131521) filed February 27, 2006.
2.2	Agreement and Plan of Merger, dated as of January 31, 2006, by and among Mueller Holding Company, Inc., Mueller Water Products, LLC and Mueller Water Products Co-Issuer, Inc. Incorporated by reference to Exhibit 2.1 Mueller Water Products, Inc. Form 8-K (File no. 333-116590) filed on February 3, 2006.
3.1	Second Restated Certificate of Incorporation of Mueller Water Products, Inc. Incorporated by reference to Exhibit 3.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on January 25, 2012.
3.1.1	Certificate of Merger, dated February 2, 2006, of Mueller Water Products, LLC and Mueller Water Products Co-Issuer, Inc. with and into Mueller Holding Company, Inc. Incorporated by reference to Exhibit 3.1.2 to Mueller Water Products, Inc. Form 8-K (File no. 333-116590) filed on February 3, 2006.

Exhibit no.	Document
3.2	Amended and Restated Bylaws of Mueller Water Products, Inc. Incorporated by reference to Exhibit 3.2 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on January 25, 2012.
4.1	Indenture dated as of May 24, 2007 among Mueller Water Products, Inc., the guarantors named on the signature pages thereto and The Bank of New York (including form of global notes). Incorporated by reference to Exhibit 4.6 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on May 30, 2007.
4.2	Indenture, dated August 26, 2010, among Mueller Water Products, Inc., the guarantors named on the signature pages thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (including form of global notes). Incorporated by reference to Exhibit 4.6 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on August 27, 2010.
10.2	Income Tax Allocation Agreement by and among Walter Industries, Inc., the Walter Affiliates (as defined therein), Mueller Water Products, Inc. and the Mueller Affiliates (as defined therein). Incorporated by reference to Exhibit 10.2 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on May 30, 2006.
10.3*	Mueller Water Products, Inc. Amended and Restated 2006 Stock Incentive Plan. Incorporated by reference to Exhibit A to Mueller Water Products, Inc. Form DEF 14A (File no. 001-32892) filed on December 14, 2011.
10.4	Mueller Water Products, Inc. Form of Notice of Stock Option Grant. Incorporated by reference to Exhibit 10.21 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on February 9, 2010.
10.5**	Mueller Water Products, Inc. Form of Restricted Stock Unit Award Agreement.
10.6*	Mueller Water Products, Inc. 2006 Employee Stock Purchase Plan, as amended September 27, 2006. Incorporated by reference to Exhibit 10.5 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 21, 2006.
10.7*	Mueller Water Products, Inc. Directors' Deferred Fee Plan. Incorporated by reference to Exhibit 10.7 to Mueller Water Products, Inc. 8-K (File no. 001-32892) filed on May 30, 2006.
10.8*	Form of Mueller Water Products, Inc. Director Indemnification Agreement. Incorporated by reference to Exhibit 99.2 to Mueller Water Products, Inc. 8-K (File no. 001-32892) filed on October 31, 2008.
10.9*	Executive Incentive Plan of Mueller Water Products, Inc. Incorporated by reference to Exhibit 10.6 to Mueller Water Products, Inc. 8-K (File no. 001-32892) filed on May 30, 2006.
10.10*	Mueller Water Products, Inc. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 99.3 to Mueller Water Products, Inc. 8-K (File no. 001-32892) filed on October 31, 2008.
10.11*	Employment Agreement, dated September 15, 2008 between Mueller Water Products, Inc. and Gregory E. Hyland. Incorporated by reference to Exhibit 99.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on October 6, 2008.
10.11.1*	Amendment, dated as of March 2, 2006, to Executive Employment Agreement dated September 9, 2005 between Walter Industries, Inc. and Gregory E. Hyland. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 8-K (File no. 333-131521) filed on March 3, 2006.
10.11.2*	Amended and Restated Mueller Water Products, Inc. Supplemental Defined Contribution Plan, effective as of January 1, 2009. Incorporated by reference to Exhibit 10.13.2 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on February 9, 2009.
10.11.3*	Amendment, dated December 1, 2009, to Executive Employment Agreement, dated September 9, 2005, between Mueller Water Products, Inc. and Gregory E. Hyland. Incorporated by reference to Exhibit 99.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on December 4, 2009.
10.11.4*	Amendment, dated December 1, 2010, to Executive Employment Agreement, dated September 9, 2005, between Mueller Water Products, Inc. and Gregory E. Hyland. Incorporated by reference to Exhibit 99.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on December 6, 2010.
10.11.5*	Amendment, dated March 31, 2012, to Executive Employment Agreement, dated September 9, 2005, between Mueller Water Products, Inc. and Gregory E. Hyland. Incorporated by reference to Exhibit 99.1 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on May 10, 2012.
10.12*	Executive Employment Agreement, dated as of July 16, 2008, between Mueller Water Products, Inc. and Evan L. Hart. Incorporated by reference to Exhibit 10.18 to Mueller Water Products, Inc. Form 10-Q (File 001-32892) filed on August 11, 2008.
10.12.1*	Amendment, dated December 1, 2009, to Executive Employment Agreement, dated September 6, 2006, between Mueller Water Products, Inc. and Evan L. Hart. Incorporated by reference to Exhibit 99.3 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on December 4, 2009.
10.12.2	Amendment, dated March 31, 2012, to Executive Employment Agreement, dated September 6, 2006, between Mueller Water Products, Inc. and Evan L. Hart. Incorporated by reference to Exhibit 99.3 to Mueller Water Products, Inc. Form 8-K (File no. 001-3892) filed on May 10, 2012.

Exhibit no.	Document
10.13*	Employment Agreement, dated as of July 31, 2006, between Mueller Water Products, Inc. and Thomas E. Fish. Incorporated by reference to Exhibit 10.2 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on August 3, 2006.
10.13.1*	Employment Agreement, dated as of February 22, 2010, between Mueller Water Products, Inc. and Thomas E. Fish. Incorporated by reference to Exhibit 99.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on February 26, 2010.
10.13.2*	Executive Change-in-Control Severance Agreement, dated February 22, 2010, between Mueller Water Products, Inc. and Thomas E. Fish. Incorporated by reference to Exhibit 99.2 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on February 26, 2010.
10.13.3	Amendment, dated March 31, 2012, to Executive Employment Agreement, dated September 9, 2005, between Mueller Water Products, Inc. and Thomas E. Fish. Incorporated by reference to Exhibit 99.1 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on May 10, 2012.
10.14*	Joint Litigation Agreement dated December 14, 2006 between Walter Industries, Inc. and Mueller Water Products, Inc. Incorporated by reference to Exhibit 10.3 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on December 19, 2006.
10.15*	Form of Executive Change-in-Control Severance Agreement. Incorporated by reference to Exhibit 99.3 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on October 6, 2008.
10.16*	Form of Amendment to Executive Employment Agreement. Incorporated by reference to Exhibit 99.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on February 6, 2009.
10.17*	Mueller Water Products, Inc. 2010 Management Incentive Plan. Incorporated by reference to Exhibit 10.20 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on February 9, 2010.
10.18*	Employment Agreement, dated August 9, 2010, between Mueller Water Products, Inc. and Paul Ciolino. Incorporated by reference to Exhibit 10.20 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on August 9, 2010.
10.18.1*	Executive Change-in-Control Severance Agreement, dated August 9, 2010, between Mueller Water Products, Inc. and Paul Ciolino. Incorporated by reference to Exhibit 10.21 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on August 9, 2010.
10.18.2*	Assignment and Amendment of Executive Change-in-Control Severance Agreement, dated June 10, 2011, among Mueller Water Products, Inc., United States Pipe and Foundry Company, LLC and Paul Ciolino. Incorporated by reference to Exhibit 10.23.2 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on June 14, 2011.
10.18.3	Assignment and Assumption Agreement, dated April 2, 2012, between United States Pipe and Foundry Company, LLC and Mueller Water Products, Inc. Incorporated by reference to Exhibit 10.21.3 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on April 4, 2012.
10.19	Purchase Agreement, dated August 19, 2010, between Mueller Water Products, Inc. and the Guarantors named therein and Banc of America Securities LLC. Incorporated by reference to Exhibit 10.22 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on August 20, 2010.
10.20	Credit Agreement, dated August 26, 2010, among Mueller Water Products, Inc. and the borrowing subsidiaries named on the signature pages thereto, each as a Borrower, certain financial institutions, as Lenders, JPMorgan Chase Bank, N.A., as Syndication Agent, Wells Fargo Bank, National Association and SunTrust Bank, as Co-Documentation Agents, Bank of America, N.A. as Administrative Agent and Banc of America Securities LLC and J.P. Morgan Securities Inc., as Joint Lead Arrangers and Joint Bookrunners. Incorporated by reference to Exhibit 10.23 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on August 27, 2010.
10.21*	Employment Agreement, dated April 10, 2009, between Mueller Water Products, Inc. and Gregory Rogowski. Incorporated by reference to Exhibit 10.26 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 23, 2010.
10.21.1*	Amendment to Employment Agreement, date December 1, 2009, between Mueller Water Products, Inc. and Gregory Rogowski. Incorporated by reference to Exhibit 10.27 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 23, 2010.
10.21.2*	Executive Change-in-Control Severance Agreement, dated May 4, 2009, between Mueller Water Products, Inc. and Gregory Rogowski. Incorporated by reference to Exhibit 10.28 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 23, 2010.
10.21.3	Amendment, dated March 31, 2012, to Executive Employment Agreement, dated September 9, 2005, between Mueller Water Products, Inc. and Gregory Rogowski. Incorporated by reference to Exhibit 99.1 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on May 10, 2012.

Exhibit no.	Document
10.22*	Special Incentive Award Program for Selected Employees of U.S. Pipe, dated June 2011. Incorporated by reference to Exhibit 10.29 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on June 14, 2011.
10.23	Purchase Agreement, dated March 7, 2012, among Mueller Water Products, Inc., Mueller Group, LLC and USP Holdings Inc. Incorporated by reference to Exhibit 2.3 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on March 8, 2012.
10.24**	Employment Agreement, dated September 15, 2008, between Mueller Water Products, Inc. and Robert Dunn.
10.24.1**	Executive Change-in-Control Severance Agreement, dated September 15, 2008.
10.24.2**	Amendment to Employment Agreement, dated February 6, 2009, between Mueller Water Products, Inc. and Robert Dunn.
10.24.3*	Amendment to Employment Agreement, dated December 1, 2009, between Mueller Water Products, Inc. and Robert Dunn. Incorporated by reference to Exhibit 99.3 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on December 4, 2009.
10.24.4**	Amendment to Employment Agreement, dated January 23, 2012, between Mueller Water Products, Inc. and Robert Dunn.
10.24.5**	Amendment to Employment Agreement, dated March 1, 2012, between Mueller Water Products, Inc. and Robert Dunn.
10.25**	Mueller Water Products, Inc. Form of Performance Share Award Agreement.
10.26**	Mueller Water Products, Inc. Form of Performance Share Award Agreement (Stub Period).
12.1**	Computation of Ratio of Earnings to Fixed Charges
14.1	Code of Business Conduct and Ethics for Mueller Water Products, Inc. Incorporated by reference to Exhibit 14.1 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 26, 2008.
21.1**	Subsidiaries of Mueller Water Products, Inc.
31.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101**	The following financial information from the Annual Report on Form 10-K for the year ended September 30, 2011, formatted in XBRL (Extensible Business Reporting Language), (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Other Comprehensive Income, (iii) the Consolidated Statements of Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (v) the Notes to Consolidated Financial Statements.

* Management compensatory plan, contract or arrangement

** Filed with this annual report

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2012

MUELLER WATER PRODUCTS, INC.

By: /s/ Gregory E. Hyland

Name: Gregory E. Hyland

Title: *Chairman, President and Chief Executive Officer*

Pursuant to the requirements of the Securities Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gregory E. Hyland Gregory E. Hyland	Chairman of the Board of Directors, President and Chief Executive Officer (principal executive officer)	November 29, 2012
/s/ Evan L. Hart Evan L. Hart	Senior Vice President and Chief Financial Officer (principal financial officer)	November 29, 2012
/s/ Kevin G. McHugh Kevin G. McHugh	Vice President and Controller (principal accounting officer)	November 29, 2012
/s/ Howard L. Clark Howard L. Clark	Director	November 29, 2012
/s/ Shirley C. Franklin Shirley C. Franklin	Director	November 29, 2012
/s/ Thomas J. Hansen Thomas J. Hansen	Director	November 29, 2012
/s/ Jerry W. Kolb Jerry W. Kolb	Director	November 29, 2012
/s/ Joseph B. Leonard Joseph B. Leonard	Director	November 29, 2012
/s/ Mark J. O'Brien Mark J. O'Brien	Director	November 29, 2012
/s/ Bernard G. Rethore Bernard G. Rethore	Director	November 29, 2012
/s/ Neil A. Springer Neil A. Springer	Director	November 29, 2012
/s/ Lydia W. Thomas Lydia W. Thomas	Director	November 29, 2012
/s/ Michael T. Tokarz Michael T. Tokarz	Director	November 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Mueller Water Products, Inc.

We have audited the accompanying consolidated balance sheets of Mueller Water Products, Inc. and subsidiaries as of September 30, 2012 and 2011, and the related consolidated statements of operations and other comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Water Products, Inc. and subsidiaries at September 30, 2012 and 2011, and the consolidated results of their operations and other comprehensive income and their cash flows for each of the three years in the period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mueller Water Products, Inc.'s internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
November 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Mueller Water Products, Inc.

We have audited Mueller Water Products, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Mueller Water Products, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mueller Water Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mueller Water Products, Inc. and subsidiaries as of September 30, 2012 and 2011, and the related consolidated statements of operations and other comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2012 and our report dated November 29, 2012 expressed an unqualified opinion on those financial statements.

/s/ Ernst & Young LLP

Atlanta, Georgia
November 29, 2012

MUELLER WATER PRODUCTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2012	September 30, 2011
	(in millions, except share amounts)	
Assets:		
Cash and cash equivalents	$ 83.0	$ 61.0
Receivables, net	166.1	147.4
Inventories	183.2	175.9
Deferred income taxes	19.6	28.7
Other current assets	38.0	43.8
Current assets held for sale	—	142.0
Total current assets	489.9	598.8
Property, plant and equipment, net	144.7	145.7
Identifiable intangible assets	573.7	602.4
Other noncurrent assets	32.6	30.4
Noncurrent assets held for sale	—	107.7
Total assets	$ 1,240.9	$ 1,485.0
Liabilities and stockholders' equity:		
Current portion of long-term debt	$ 1.1	$ 0.9
Accounts payable	84.5	59.1
Other current liabilities	82.8	77.9
Current liabilities held for sale	—	56.9
Total current liabilities	168.4	194.8
Long-term debt	621.7	677.4
Deferred income taxes	132.8	154.2
Other noncurrent liabilities	86.8	79.6
Total liabilities	1,009.7	1,106.0
Commitments and contingencies (Note 18)		
Common stock: 600,000,000 shares authorized;156,840,648 and 155,793,612 shares outstanding at September 30, 2012 and September 30, 2011, respectively	1.6	1.6
Additional paid-in capital	1,587.3	1,593.2
Accumulated deficit	(1,270.0)	(1,161.6)
Accumulated other comprehensive loss	(87.7)	(54.2)
Total stockholders' equity	231.2	379.0
Total liabilities and stockholders' equity	$ 1,240.9	$ 1,485.0

The accompanying notes are an integral part of the consolidated financial statements.

MUELLER WATER PRODUCTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

	Year ended September 30,		
	2012	2011	2010
	(in millions, except per share amounts)		
Net sales	$ 1,023.9	$ 964.6	$ 959.7
Cost of sales	752.8	716.5	700.6
Gross profit	271.1	248.1	259.1
Operating expenses:			
Selling, general and administrative	204.2	191.8	188.8
Restructuring	2.8	3.6	0.6
Total operating expenses	207.0	195.4	189.4
Operating income	64.1	52.7	69.7
Interest expense, net	59.9	65.6	68.0
Loss on early extinguishment of debt	1.5	—	4.6
Income (loss) before income taxes	2.7	(12.9)	(2.9)
Income tax expense (benefit)	7.9	(2.9)	2.5
Loss from continuing operations	(5.2)	(10.0)	(5.4)
Loss from discontinued operations, net of tax	(103.2)	(28.1)	(39.8)
Net loss	(108.4)	(38.1)	(45.2)
Other comprehensive loss:			
Derivatives	—	—	(0.7)
Income tax effects	—	—	0.3
Amortization of interest expense on terminated swap contracts	5.0	8.0	6.5
Income tax effects	(2.0)	(3.1)	(2.6)
Foreign currency translation	2.9	(1.1)	3.4
Minimum pension liability	(39.8)	19.2	14.6
Income tax effects	0.4	(7.6)	(5.8)
Other	—	0.6	—
	(33.5)	16.0	15.7
Comprehensive loss	$ (141.9)	$ (22.1)	$ (29.5)
Net loss per basic share:			
Continuing operations	$ (0.03)	$ (0.07)	$ (0.03)
Discontinued operations	(0.66)	(0.18)	(0.26)
Net loss	$ (0.69)	$ (0.25)	$ (0.29)
Net loss per diluted share:			
Continuing operations	$ (0.03)	$ (0.07)	$ (0.03)
Discontinued operations	(0.66)	(0.18)	(0.26)
Net loss	$ (0.69)	$ (0.25)	$ (0.29)
Weighted average shares outstanding:			
Basic	156.5	155.3	154.3
Diluted	156.5	155.3	154.3
Dividends declared per share	$ 0.07	$ 0.07	$ 0.07

The accompanying notes are an integral part of the consolidated financial statements.

MUELLER WATER PRODUCTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
			(in millions)		
Balance at September 30, 2009	$ 1.5	$ 1,599.0	$ (1,078.3)	$ (85.9)	$ 436.3
Net loss	—	—	(45.2)	—	(45.2)
Dividends declared	—	(10.8)	—	—	(10.8)
Stock-based compensation	—	8.3	—	—	8.3
Stock issued under stock compensation plans	—	1.0	—	—	1.0
Derivative instruments	—	—	—	3.5	3.5
Foreign currency translation	—	—	—	3.4	3.4
Minimum pension liability	—	—	—	8.8	8.8
Balance at September 30, 2010	1.5	1,597.5	(1,123.5)	(70.2)	405.3
Net loss	—	—	(38.1)	—	(38.1)
Dividends declared	—	(10.9)	—	—	(10.9)
Stock-based compensation	—	5.7	—	—	5.7
Stock issued under stock compensation plans	0.1	0.9	—	—	1.0
Derivative instruments	—	—	—	4.9	4.9
Foreign currency translation	—	—	—	(1.1)	(1.1)
Minimum pension liability	—	—	—	12.2	12.2
Balance at September 30, 2011	1.6	1,593.2	(1,161.6)	(54.2)	379.0
Net loss	—	—	(108.4)	—	(108.4)
Dividends declared	—	(11.0)	—	—	(11.0)
Stock-based compensation	—	4.9	—	—	4.9
Stock issued under stock compensation plans	—	0.2	—	—	0.2
Derivative instruments	—	—	—	3.0	3.0
Foreign currency translation	—	—	—	2.9	2.9
Minimum pension liability	—	—	—	(39.4)	(39.4)
Balance at September 30, 2012	$ 1.6	$ 1,587.3	$ (1,270.0)	$ (87.7)	$ 231.2

The accompanying notes are an integral part of the consolidated financial statements.

MUELLER WATER PRODUCTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,		
	2012	2011	2010
		(in millions)	
Operating activities:			
Net loss	$ (108.4)	$ (38.1)	$ (45.2)
Less: loss from discontinued operations	103.2	28.1	39.8
Loss from continuing operations	(5.2)	(10.0)	(5.4)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:			
Depreciation	31.2	33.9	35.6
Amortization	29.4	29.2	30.0
Loss on early extinguishment of debt, net	1.5	—	4.6
Stock-based compensation expense	5.1	5.0	7.2
Deferred income taxes	7.6	(5.9)	(10.3)
Retirement plans	4.6	7.5	9.4
Interest rate swap contracts	5.0	8.0	6.5
Other, net	3.0	5.1	(3.0)
Changes in assets and liabilities, net of acquisitions:			
Receivables	(17.6)	(13.6)	2.0
Inventories	(6.0)	24.7	44.3
Other current assets and other noncurrent assets	13.5	1.9	32.5
Accounts payable and other liabilities	4.7	(33.7)	(55.5)
Net cash provided by operating activities	76.8	52.1	97.9
Investing activities:			
Capital expenditures	(31.4)	(23.1)	(21.8)
Acquisitions	(1.3)	(9.2)	—
Proceeds from sales of assets	0.3	1.1	55.0
Net cash provided by (used in) investing activities	(32.4)	(31.2)	33.2
Financing activities:			
Debt borrowings	0.6	0.7	270.5
Debt paid or repurchased	(57.2)	(15.0)	(318.5)
Common stock issued	0.2	1.0	1.0
Payment of deferred financing fees	—	(0.4)	(9.8)
Dividends paid	(11.0)	(10.9)	(10.8)
Other	(0.7)	1.7	1.7
Net cash used in financing activities	(68.1)	(22.9)	(65.9)
Net cash flows from discontinued operations:			
Operating activities	(43.3)	(12.2)	(34.7)
Investing activities	87.5	(8.4)	(9.6)
Net cash provided by (used in) discontinued operations	44.2	(20.6)	(44.3)
Effect of currency exchange rate changes on cash	1.5	(0.4)	1.5
Net change in cash and cash equivalents	22.0	(23.0)	22.4
Cash and cash equivalents at beginning of year	61.0	84.0	61.6
Cash and cash equivalents at end of year	$ 83.0	$ 61.0	$ 84.0

The accompanying notes are an integral part of the consolidated financial statements.

MUELLER WATER PRODUCTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

Mueller Water Products, Inc., a Delaware corporation, together with its consolidated subsidiaries, operates in two business segments: Mueller Co. and Anvil. Mueller Co. manufactures valves for water and gas systems, including butterfly, iron gate, tapping, check, plug and ball valves, as well as dry-barrel and wet-barrel fire hydrants and a broad range of metering, leak detection and pipe condition assessment products and services for the water infrastructure industry. Anvil manufactures and sources a broad range of products including a variety of fittings, couplings, hangers and related products. The "Company," "we," "us" or "our" refer to Mueller Water Products, Inc. and its subsidiaries or their management. With regard to the Company's segments, "we," "us" or "our" may also refer to the segment being discussed or its management.

On April 1, 2012, we sold our former U.S. Pipe segment to USP Holdings Inc., an affiliate of Wynnchurch Capital, Ltd ("Wynnchurch"). U.S. Pipe's results of operations have been reclassified as discontinued operations, and its assets and liabilities reclassified as held for sale, for all prior periods.

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require us to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses and the disclosure of contingent assets and liabilities for the reporting periods. Actual results could differ from those estimates. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Unless the context indicates otherwise, whenever we refer to a particular year, we mean the fiscal year ended or ending September 30 in that particular calendar year.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition-Revenue is recognized when delivery of products has occurred or services have been rendered and there is persuasive evidence of a sales arrangement, selling prices are fixed or determinable and collectibility is reasonably assured. Revenue is reported net of estimated discounts, returns and rebates as "net sales."

Shipping and Handling-Costs to ship products to customers are included in cost of sales. Amounts billed to customers, if any, to cover shipping and handling costs are included in net sales.

Stock-based Compensation-Compensation expense for stock-based awards granted to employees and directors is based on the fair value at the grant dates for most of our outstanding stock-based compensation awards, and is based on the fair value at each reporting date for our Phantom Plan awards. See Note 12 for more information regarding our stock-based compensation. Stock-based compensation expense is a component of selling, general and administrative expenses.

Cash and Cash Equivalents-All highly liquid investments with remaining maturities of 90 days or less when purchased are classified as cash equivalents. Where there is no right of offset against cash balances, outstanding checks are included in accounts payable. At September 30, 2012 and 2011, checks issued but not yet presented to the banks for payment were $4.6 million and $5.3 million, respectively, and were included in accounts payable.

Receivables-Receivables relate primarily to amounts due from customers. To reduce credit risk, credit investigations are generally performed prior to accepting orders from new customers and, when necessary, letters of credit, bonds or other instruments are required to ensure payment.

The estimated allowance for doubtful receivables is based upon judgments and estimates of expected losses and specific identification of problem accounts. Significantly weaker than anticipated industry or economic conditions could impact customers' ability to pay such that actual losses may be greater than the amounts provided for in this allowance. The periodic evaluation of the adequacy of the allowance for doubtful receivables is based on an analysis of prior collection experience, specific customer creditworthiness and current economic trends within the industries served. In circumstances where we expect a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings or substantial downgrading of credit ratings), we record a specific allowance to reduce the receivable to the amount management reasonably believes will be collected.

The following table summarizes information concerning our allowance for doubtful receivables.

	2012	2011	2010
		(in millions)	
Balance at beginning of year	$ 4.8	$ 5.3	$ 3.0
Provision charged (credited) to expense	0.6	(0.1)	0.4
Balances written off, net of recoveries	(0.1)	(0.3)	(0.8)
Reclassifications	0.4	—	2.7
Other	—	(0.1)	—
Balance at end of year	$ 5.7	$ 4.8	$ 5.3

Inventories-Inventories are recorded at the lower of first-in, first-out method cost or market value. We evaluate our inventory in terms of excess and obsolete exposures. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels and ultimate product sales value. Inventory cost includes an overhead component that is affected by levels of production and actual costs incurred. Management periodically evaluates the effects of production levels and costs capitalized as part of inventory.

The following table summarizes information concerning our inventory reserves.

	2012	2011	2010
		(in millions)	
Balance at beginning of year	$ 15.0	$ 17.3	$ 20.0
Provision charged to expense	1.8	1.2	1.7
Amounts written off	(2.3)	(1.7)	(3.4)
Other	0.1	(1.8)	(1.0)
Balance at end of year	$ 14.6	$ 15.0	$ 17.3

Prepaid Expenses-Prepaid expenses include maintenance supplies and tooling costs. Costs for perishable tools and maintenance items are expensed when put into service. Costs for more durable items are amortized over their estimated useful lives, ranging from 3 to 10 years.

Property, Plant and Equipment-Property, plant and equipment is recorded at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 10 to 20 years for land improvements, 10 to 40 years for buildings and 3 to 15 years for machinery and equipment. Leasehold improvements and capitalized leases are depreciated using the straight-line method over the lesser of the useful life of the asset or the remaining lease term. Gains and losses upon disposition are reflected in operating results in the period of disposition.

Direct internal and external costs to implement computer systems and software are capitalized. Capitalized costs are depreciated over the estimated useful life of the system or software, generally 3 to 5 years, beginning when site installation or module development is complete and ready for use.

Liabilities are recognized at fair value for asset retirement obligations related to plant and landfill closures in the period in which they are incurred and the carrying amounts of the related long-lived assets are correspondingly increased. Over time, the liabilities are accreted to their estimated future values. At September 30, 2012 and 2011, asset retirement obligations were $3.5 million and $3.4 million, respectively.

Accounting for the Impairment of Long-Lived Assets-Management tests intangible assets that have an indefinite life for impairment annually (or more frequently if events or circumstances indicate possible impairment). We perform our annual impairment testing at September 1. Finite-lived intangible assets are amortized over their respective estimated useful lives and reviewed for impairment if events or circumstances indicate possible impairment.

Management tests goodwill for possible impairment by first determining the fair value of the related reporting unit and comparing this value to the recorded net assets of the reporting unit, including goodwill. Fair value is determined using a combination of a discounted cash flow model and stock market comparable valuations for a peer group of companies. Significant judgments and estimates must be made when estimating future cash flows, determining the appropriate discount rate and identifying appropriate comparable companies.

Workers Compensation-Our exposure to workers compensation claims is generally limited to $1 million per incident. Liabilities, including those related to claims incurred but not reported, are recorded principally using annual valuations based on discounted future expected payments and using historical data combined with insurance industry data when historical data is limited. We are indemnified by a predecessor to Tyco International Ltd. for all Mueller Co. and Anvil workers compensation liabilities related to incidents that occurred prior to August 16, 1999. See Note 18. We retained U.S. Pipe workers compensation liabilities related to incidents that occurred prior to April 1, 2012, but the Purchaser has agreed to reimburse us for up to $11.8 million in payments we make related to these liabilities. See Note 5. On an undiscounted basis, workers compensation liabilities were $22.6 million and $25.4 million at September 30, 2012 and 2011, respectively. On a discounted basis, workers compensation liabilities were $20.0 million and $22.4 million at September 30, 2012 and 2011, respectively.

We apply a discount rate at a risk-free interest rate, generally a U.S. Treasury bill rate, for each policy period. The rate used is one with a duration that corresponds to the weighted average expected payout period for each policy period. Once a discount rate is applied to a policy period, it remains the discount rate for that policy period until all claims are paid.

Warranty Costs-We accrue for warranty expenses that can include customer costs of repair and/or replacement, including labor, materials, equipment, freight and reasonable overhead costs. We accrue for the estimated cost of product warranties at the time of sale if such costs are determined to be reasonably estimable at that time. Warranty cost estimates are revised throughout applicable warranty periods as better information regarding warranty costs becomes available.

Activity in accrued warranty, reported as part of other current liabilities, is presented below.

	2012	2011	2010
		(in millions)	
Balance at beginning of year	$ 2.0	$ 1.5	$ 2.0
Warranty expense	1.4	1.6	1.3
Warranty payments	(1.8)	(1.1)	(1.8)
Balance at end of year	$ 1.6	$ 2.0	$ 1.5

Deferred Financing Fees-Costs of debt financing are charged to expense over the life of the related financing agreements, which range from 5 to 10 years. Remaining costs and the future period over which they would be charged to expense are reassessed when amendments to the related financing agreements or prepayments occur.

Derivative Instruments and Hedging Activities-Changes in the fair value of derivative instruments accounted for as effective cash-flow hedges are recorded to accumulated other comprehensive loss. Gains and losses on derivative instruments not qualifying as effective cash-flow hedges, representing hedge ineffectiveness and hedge components excluded from the assessment of effectiveness are recognized in earnings in the periods in which they occur.

Income Taxes-Deferred tax liabilities and deferred tax assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Such liabilities and assets are determined based on the differences between the financial statement basis and the tax basis of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We only record tax benefits for positions that management believes are more likely than not of being sustained under audit based solely on the technical merits of the associated tax position. The amount of tax benefit recognized for any position that meets the more likely than not threshold is the largest amount of the tax benefit that we believe is greater than 50% likely of being realized.

Environmental Expenditures-We capitalize environmental expenditures that increase the life or efficiency of noncurrent assets or that reduce or prevent environmental contamination. We accrue for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable. We are indemnified under an agreement with a predecessor to Tyco for certain environmental liabilities that existed at August 16, 1999. See Note 18.

Research and Development-Research and development costs are expensed as incurred.

Advertising-Advertising costs are expensed as incurred.

Translation of Foreign Currency-Assets and liabilities of our businesses whose functional currency is other than the U.S. dollar are translated into U.S. dollars using currency exchange rates at the balance sheet date. Revenues and expenses are translated at average currency exchange rates during the period. Foreign currency translation gains and losses are reported as a component of accumulated other comprehensive loss. Gains and losses resulting from foreign currency transactions are included in operating results as incurred.

Note 3. Identifiable Intangible Assets

Identifiable intangible assets are presented below.

	September 30, 2012	September 30, 2011
	(in millions)	
Cost:		
Finite-lived intangible assets:		
Technology	$ 79.3	$ 79.3
Customer relationships and other	398.2	397.7
Indefinite-lived intangible assets:		
Trade names and trademarks	299.7	299.5
	777.2	776.5
Accumulated amortization:		
Technology	(53.5)	(45.5)
Customer relationships	(150.0)	(128.6)
	(203.5)	(174.1)
Net book value	$ 573.7	$ 602.4

At September 30, 2012, the remaining weighted-average amortization period for the finite-lived intangible assets was 10.2 years. Amortization expense related to finite-lived intangible assets was $29.4 million, $29.2 million and $30.0 million for 2012, 2011 and 2010, respectively. Amortization expense for each of the next five years is scheduled to be $29.5 million in 2013, $28.1 million in 2014, $27.2 million in 2015, $21.9 million in 2016 and $21.9 million in 2017.

Note 4. Acquisition and Goodwill

On December 14, 2010, we acquired Echologics Engineering Inc., a water leak detection and pipe condition assessment company headquartered in Toronto, Canada, for $7.9 million in cash, which included $1.5 million placed in escrow related to seller indemnifications. During the quarter ended December 31, 2011, we resolved one of these contingencies in our favor and reduced the purchase price by $0.5 million, which reduced the associated goodwill balance to zero. During 2012, we released the remaining $1.0 million from escrow to the sellers. We have included the operating results of the business in Mueller Co. effective December 14, 2010. The fair values of the related assets and liabilities are presented below, in millions.

Assets acquired:	
Receivables	$ 0.3
Inventories	0.1
Other current assets	0.2
Property, plant, and equipment	0.1
Identifiable intangible assets	7.3
Liabilities:	
Accounts payable and other current liabilities	(0.2)
Deferred income taxes	(0.4)
	$ 7.4

Identifiable intangible assets consisted of trade names and trademarks of $0.6 million that have indefinite useful lives and technology of $6.7 million that has an estimated useful life of 15 years.

The change in the carrying amount of goodwill in the year ended September 30, 2012 is presented below.

	Mueller Co.	Anvil	Total
		(in millions)	
Balances at September 30, 2011:			
Gross goodwill	$ 717.8	$ 92.7	$ 810.5
Accumulated impairment	(717.3)	(92.7)	(810.0)
	0.5	—	0.5
Purchase price adjustment	(0.5)	—	(0.5)
Balances at September 30, 2012:			
Gross goodwill	717.3	92.7	810.0
Accumulated impairment	(717.3)	(92.7)	(810.0)
	$ —	$ —	$ —

Note 5. Discontinued Operations, Assets Held for Sale and Divestitures

U.S. Pipe. On April 1, 2012, we sold our former U.S. Pipe segment and received proceeds of $94.0 million in cash, subject to adjustments, and the agreement by the purchaser to reimburse us for expenditures to settle certain previously-existing liabilities estimated at $10.1 million at March 31, 2012. We believe there are net additional purchase price adjustments related to net working capital and net indebtedness that would increase the purchase price by $9.2 million. However, the Purchaser has claimed net purchase price adjustments related to net working capital and net indebtedness that would reduce the purchase price by $4.8 million. This dispute will be resolved by an independent auditor who has been selected by the parties, and we cannot make a reliable estimate of what the resolution may be. The resolution of the purchase price adjustments dispute will likely result in an adjustment to our recorded loss on sale of discontinued operations.

There were no assets or liabilities held for sale at September 30, 2012. The table below presents the components of the balance sheet accounts classified as assets and liabilities held for sale at September 30, 2011, in millions.

Assets:	
Cash	$ 0.2
Receivables, net	73.4
Inventories	61.8
Other current assets	6.6
Total current assets held for sale	$ 142.0
Property, plant and equipment, net	$ 98.1
Identifiable intangible assets	8.5
Other noncurrent assets	1.1
Total noncurrent assets held for sale	$ 107.7
Liabilities:	
Accounts payable	$ 48.5
Other current liabilities	8.4
Total current liabilities held for sale	$ 56.9

The table below represents a summary of the operating results for the U.S. Pipe discontinued operations. These operating results do not reflect what they would have been had U.S. Pipe not been classified as discontinued operations.

	2012	2011	2010
		(in millions)	
Net sales	$ 197.0	$ 374.6	$ 377.8
Cost of sales	197.9	388.6	400.5
Gross loss	(0.9)	(14.0)	(22.7)
Operating expenses	4.2	32.0	43.0
Operating loss	(5.1)	(46.0)	(65.7)
Interest expense	0.3	—	—
Loss on sale of discontinued operations	119.7	—	—
Income tax benefit	(21.9)	(17.9)	(25.9)
Loss from discontinued operations, net of tax	$ (103.2)	$ (28.1)	$ (39.8)

Certain assets, liabilities and activities previously associated with our former U.S. Pipe segment have been retained by the Company, including ownership of certain real property and retention of pension and other postretirement obligations to employees of U.S. Pipe. Cash flows associated with some of these items are anticipated to continue indefinitely, but they are not clearly and closely related to the future operations of U.S. Pipe under its new owners.

Picoma. In November 2009, Anvil sold certain assets of Picoma, its former electrical fittings business, in exchange for cash and certain assets of Seminole Tubular Company that complement Anvil's existing mechanical pipe nipple business. A pre-tax gain of $1.6 million was recorded during 2010 to selling, general and administrative expenses in connection with this transaction.

MFC. In January 2010, Anvil sold its Canadian wholesale distribution business for $40.3 million, including post-closing adjustments, and recorded a pre-tax gain of $2.8 million to selling, general and administrative expenses. Anvil also entered into a 3½ year supply agreement with the buyer requiring the buyer to purchase at least a specified amount of products from Anvil at market rates.

Note 6. Income Taxes

The components of income (loss) before income taxes are presented below.

	2012	2011	2010
		(in millions)	
U.S.	$ (0.1)	$ (15.2)	$ (10.7)
Non-U.S.	2.8	2.3	7.8
Income (loss) before income taxes	$ 2.7	$ (12.9)	$ (2.9)

Income tax expense (benefit) is presented below.

	2012	2011	2010
		(in millions)	
Current:			
U.S. federal	$ 0.2	$ 3.8	$ 10.7
U.S. state and local	(1.0)	(0.6)	(0.5)
Non-U.S.	1.1	(0.2)	2.6
	0.3	3.0	12.8
Deferred:			
U.S. federal	(0.6)	(5.7)	(8.2)
U.S. state and local	9.0	(0.2)	(2.0)
Non-U.S.	(0.8)	—	(0.1)
	7.6	(5.9)	(10.3)
Income tax expense (benefit)	$ 7.9	$ (2.9)	$ 2.5

The reconciliation between income tax expense (benefit) at the U.S. federal statutory income tax rate and reported income tax expense (benefit) is presented below.

	2012	2011	2010
		(in millions)	
Tax at U.S. federal statutory income tax rate of 35%	$ 0.9	$ (4.5)	$ (1.0)
Adjustments to reconcile to income tax expense (benefit):			
State valuation allowance, net of federal benefit	5.9	—	0.1
Nondeductible compensation	1.4	1.3	1.2
State income taxes, net of federal benefit	(0.8)	(0.5)	(1.8)
Other nondeductible expenses	0.7	0.5	0.6
Foreign income taxes	(0.3)	0.2	(0.3)
Tax credits	(0.1)	(0.3)	—
Federal reserves and other	—	—	1.2
Repatriation of foreign earnings	—	—	2.0
U.S. manufacturing deduction	—	—	0.5
Other	0.2	0.4	—
Income tax expense (benefit)	$ 7.9	$ (2.9)	$ 2.5

Deferred income tax assets (liabilities) are presented below.

	September 30,	
	2012	2011
	(in millions)	
Deferred income tax assets:		
Receivable reserves	$ 0.8	$ 1.0
Inventory reserves	13.5	14.6
Accrued expenses	19.4	18.6
Pension and other postretirement benefits	24.7	17.5
Stock compensation	7.0	7.2
State net operating losses	16.9	13.2
Federal net operating losses and credit carryovers	65.1	40.4
All other	0.9	1.9
	148.3	114.4
Valuation allowance	(49.2)	(1.3)
Total deferred income tax assets	99.1	113.1
Deferred income tax liabilities:		
Identifiable intangible assets	(206.9)	(213.6)
Property, plant and equipment	(5.4)	(25.0)
Total deferred income tax liabilities	(212.3)	(238.6)
Net deferred income tax liabilities	$ (113.2)	$ (125.5)

After including the tax effect of the loss on the sale of U.S. Pipe, our deferred tax liabilities are insufficient to fully support our deferred tax assets, which include net operating loss carryforwards. Accordingly, we recorded income tax expense to establish valuation allowances related to deferred tax assets during 2012. GAAP requires us to allocate a portion of the valuation allowance charge relating to deferred tax assets to continuing operations.

Our net operating loss carryforwards remain available to offset future taxable earnings. Our state net operating losses expire between 2013 and 2032, with 90% of the state net operating losses expiring after 2018. Our federal net operating losses expire between 2030 and 2032.

The components of income tax expense (benefit) for the years ended September 30, 2012, 2011 and 2010 are provided below.

	2012	
	Continuing operations	Discontinued operations
	(in millions)	
Expense (benefit) from operations	$ 1.4	$ (48.7)
Valuation allowance-related expense	6.5	26.7
Other items	—	0.1
Income tax expense (benefit)	$ 7.9	$ (21.9)

	2011	
	Continuing operations	Discontinued operations
	(in millions)	
Benefit from operations	$ (3.4)	$ (17.9)
Valuation allowance-related expense	0.5	—
Income tax benefit	$ (2.9)	$ (17.9)

	2010	
	Continuing operations	Discontinued operations
	(in millions)	
Benefit from operations	$ (0.1)	$ (25.9)
Valuation allowance-related expense	0.4	—
Other items [(1)]	2.2	—
Income tax expense (benefit)	$ 2.5	$ (25.9)

(1) During 2010, the Company repatriated excess cash from the disposal of Anvil's Canadian distribution business, resulting in $2.0 million additional U.S. tax and $0.2 million of additional net foreign tax.

The cumulative amount of undistributed earnings of foreign subsidiaries for which United States income taxes have not been provided was $54.3 million at September 30, 2012. It is not currently practical to estimate the amount of unrecognized United States income taxes that might be payable on the repatriation of these earnings.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is presented below.

	2012	2011
	(in millions)	
Balance at beginning of year	$ 7.8	$ 10.6
Increases related to prior year positions	0.6	0.6
Decreases related to prior year positions	(0.2)	(0.6)
Decreases due to lapse in statute of limitations	(2.5)	(2.7)
Increases related to current year positions	—	—
Payments and settlements	(1.4)	(0.1)
Balance at end of year	$ 4.3	$ 7.8

All unrecognized tax benefits would, if recognized, impact the effective tax rate.

After including the tax effect of the loss on the sale of U.S. Pipe, our net reversing deferred tax credits are insufficient to fully support our deferred tax assets, which include net operating loss carryforwards. After considering all sources of available income, including tax planning strategies, we concluded that a valuation allowance was necessary to reduce our net reversing deferred tax assets to zero. Accordingly, we recorded income tax expense to establish valuation allowances related to deferred tax assets. GAAP requires us to allocate a portion of the valuation allowance charge relating to deferred tax assets at September 30, 2011 to continuing operations, with the remaining valuation allowances charged against minimum pension liability in accumulated other comprehensive loss and to discontinued operations. The allocation to these categories is noted in the table below.

A reconciliation of the beginning and ending deferred tax valuation allowances is presented below.

	2012	2011
	(in millions)	
Balance at beginning of year	$ 1.3	$ 1.4
Increase charged to continuing operations	6.5	0.5
Increase charged to discontinued operations	26.7	—
Increase charged to accumulated other comprehensive income	15.2	—
Expired items	(0.5)	(0.6)
Balance at end of year	$ 49.2	$ 1.3

Income tax expense for 2012 includes $5.9 million expense related to a valuation allowance provided on deferred tax assets existing at September 30, 2011 and $0.6 million associated with executive stock compensation that is limited pursuant to Section 162 of the Internal Revenue Code.

We expect to settle certain state income tax audits within the next 12 months and believe it is reasonably possible that these audit settlements will reduce the gross unrecognized tax benefits by $0.8 million.

We recognize interest related to uncertain tax positions as interest expense and recognize any penalties incurred as a component of selling, general and administrative expenses. At September 30, 2012 and 2011, we had $0.9 million and $1.8 million, respectively of accrued interest expense related to unrecognized tax benefits.

The federal income tax returns for Mueller Co. and Anvil are closed for years prior to 2005. U.S. Pipe is subject to statute extension agreements that may be applicable to Walter Energy, and we remain liable for any tax related to U.S. Pipe pursuant to the terms of our sale of those businesses. See Note 18. During 2012, the Internal Revenue Service ("IRS") completed its audit of our income tax returns filed for 2010, 2009, 2008 and 2007. The IRS audit resulted in no additional tax liability.

Our state income tax returns are generally closed for years prior to 2006. Our Canadian income tax returns are generally closed for years prior to 2005. We are currently under audit by several states at various levels of completion. We do not have any material unpaid assessments.

Note 7. Borrowing Arrangements

The components of our long-term debt are presented below.

	September 30,	
	2012	2011
	(in millions)	
ABL Agreement	$ —	$ 34.0
8.75% Senior Unsecured Notes	199.9	221.7
7.375% Senior Subordinated Notes	420.0	420.0
Other	2.9	2.6
	622.8	678.3
Less current portion	(1.1)	(0.9)
Long-term debt	$ 621.7	$ 677.4

ABL Agreement. At September 30, 2012, our asset based lending agreement (the "ABL Agreement") consisted of a revolving credit facility for up to $275 million of revolving credit borrowings, swing line loans and letters of credit. The ABL Agreement also permits us to increase the size of the credit facility by an additional $150 million in certain circumstances subject to adequate borrowing base availability. We may borrow up to $25 million through swing line loans and may have up to

$60 million of letters of credit outstanding. We estimate the carrying value of the borrowings under the ABL Agreement approximates the fair value.

Borrowings under the ABL Agreement bear interest at a floating rate equal to LIBOR plus a margin ranging from 275 to 325 basis points, or a base rate, as defined in the ABL Agreement, plus a margin ranging from 175 to 225 basis points. At September 30, 2012, the applicable rate was LIBOR plus 300 basis points.

The ABL Agreement terminates in August 2015. We pay a commitment fee of 50 basis points for any unused borrowing capacity and our obligations are secured by a first-priority perfected lien on all of our U.S. inventory, accounts receivable, certain cash and other supporting obligations. Borrowings are not subject to any financial maintenance covenants unless excess availability is less than the greater of $34 million or 12.5% of the aggregate commitments under the ABL Agreement. Excess availability based on September 30, 2012 data, as reduced by outstanding borrowings, outstanding letters of credit and accrued fees and expenses of $37.8 million, was $140.5 million.

8.75% Senior Unsecured Notes. The 8.75% Senior Unsecured Notes (the "Senior Unsecured Notes") mature in September 2020 and bear interest at 8.75%, paid semi-annually. The Senior Unsecured Notes balance at September 30, 2012 is net of $2.6 million of unamortized discount. Based on quoted market prices, the outstanding Senior Unsecured Notes had a fair value of $227.8 million at September 30, 2012.

We may redeem up to $22.5 million of the Senior Unsecured Notes at a redemption price of 103% plus accrued and unpaid interest once through September 1, 2013. We may also redeem up to $56.3 million of the Senior Unsecured Notes at a redemption price of 108.75%, plus accrued and unpaid interest, with the net cash proceeds from certain equity offerings prior to September 2013, provided that at least $146.2 million remains outstanding immediately after such redemption. After August 2015, we may redeem the Senior Unsecured Notes at specified redemption prices plus accrued and unpaid interest. Upon a Change of Control (as defined in the indenture securing the Senior Unsecured Notes), we are required to offer to purchase the outstanding Senior Unsecured Notes at a purchase price of 101% plus accrued and unpaid interest. The Senior Unsecured Notes are subordinate to borrowings under the ABL Agreement.

The indenture securing the Senior Unsecured Notes contains customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make investments. Substantially all of our U.S. subsidiaries guarantee the Senior Unsecured Notes. We believe we were compliant with these covenants at September 30, 2012 and expect to remain in compliance through September 30, 2013.

7.375% Senior Subordinated Notes. The 7.375% Senior Subordinated Notes (the "Senior Subordinated Notes") mature in June 2017 and bear interest at 7.375%, paid semi-annually. Based on quoted market prices, the outstanding Senior Subordinated Notes had a fair value of $430.5 million at September 30, 2012.

We may redeem any portion of the Senior Subordinated Notes at specified redemption prices plus accrued and unpaid interest, subject to restrictions in the Senior Unsecured Notes. Upon a Change of Control (as defined in the indenture securing the Senior Subordinated Notes), we are required to offer to purchase the outstanding Senior Subordinated Notes at a purchase price of 101%, plus accrued and unpaid interest. The Senior Subordinated Notes are subordinate to the borrowings under the ABL Agreement and the Senior Unsecured Notes.

The indenture securing the Senior Subordinated Notes contains customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make investments. Substantially all of our U.S. subsidiaries guarantee the Senior Subordinated Notes. We believe we were compliant with these covenants at September 30, 2012 and expect to remain in compliance through September 30, 2013.

Future maturities of outstanding borrowings at September 30, 2012 for each of the following years are $1.1 million for 2013, $1.0 million for 2014, $0.6 million for 2015, $0.2 million for 2016, $420.0 million for 2017 and $202.5 million after 2017.

Note 8. Derivative Financial Instruments

Our ongoing business operations expose us to commodity price risk, interest rate risk and foreign currency exchange risk, which we have managed to some extent using derivative instruments. We have used natural gas swap contracts to manage the commodity price risk associated with purchases of natural gas used in certain of our manufacturing processes, interest rate swap contracts to manage interest rate risk associated with our variable-rate borrowings and foreign currency forward exchange contracts to manage foreign currency exchange risk associated with our Canadian operations. During 2010, we terminated all of our remaining interest rate swap contracts and settled our only outstanding foreign currency forward contract, and no new interest rate or foreign currency contracts have been initiated. During 2012, we terminated our remaining natural gas swap contract.

We had designated our natural gas swap contracts and interest rate swap contracts as cash flow hedges of our purchases of natural gas and interest payments, respectively. As a result, to the extent the hedges were effective, the changes in the fair value of these contracts prior to settlement were reported as a component of other comprehensive loss and reclassified into earnings in the periods during which the hedged transactions affected earnings. Gains and losses on those contracts representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness were recognized in earnings as they occurred.

Our derivative contracts were recorded at fair value using publicly observable data such as market natural gas prices and market interest rates. We did not have any derivative contracts outstanding at September 30, 2012.

Natural Gas Swap Contracts. Our outstanding natural gas swap contracts at September 30, 2012 and 2011 are presented below.

Rate benchmark	September 30, 2012	September 30, 2011
	(MMBtu)	
NYMEX natural gas	—	406,000

The effects of our natural gas swap contracts on the consolidated statements of operations are presented below, net of tax.

	2012	2011	2010
		(in millions)	
Gain (loss) reclassified from accumulated other comprehensive loss into discontinued operations	$ —	$ 0.1	$ 0.2
Ineffectiveness loss recognized in discontinued operations	—	(0.2)	(0.5)

Interest Rate Swap Contracts. During 2010, we recorded a non-cash net credit to interest expense and a pre-tax debit to accumulated other comprehensive loss of $4.7 million related to interest rate swap contracts that had been terminated in September 2009.

The effects of our interest rate swap contracts on the consolidated statements of operations are presented below, net of tax.

	2012	2011	2010
		(in millions)	
Loss recognized in other comprehensive loss	$ —	$ —	$ (0.4)
Loss reclassified from accumulated other comprehensive loss into income	(3.0)	(4.9)	(8.1)
Ineffectiveness loss recognized in interest expense	—	—	(0.7)

Foreign Currency Forward Contracts. We settled our only outstanding foreign currency forward contract during 2010 with a cash payment of $1.7 million. Gains and losses on our foreign currency forward contract were included in selling, general, and administrative expenses, where they offset transaction losses and gains recorded in connection with an intercompany loan. The effects of our foreign currency forward contract on the condensed consolidated statements of operations are presented below, net of tax.

	2012	2011	2010
		(in millions)	
Loss recognized in income	$ —	$ —	$ (0.6)

Note 9. Deferred Financing Fees

Deferred financing fees of $10.7 million at September 30, 2012 are scheduled to amortize as follows: $3.0 million related to the ABL Agreement amortizes on a straight-line basis; $4.1 million related to the Senior Unsecured Notes amortizes using the effective-interest rate method; and $3.6 million related to the Senior Subordinated Notes amortizes using the effective-interest rate method. All such amortization is over the remaining term of the respective debt.

Note 10. Retirement Plans

We have various pension and other retirement plans covering substantially all our employees (the "Pension Plans"). We fund the Pension Plans in accordance with their requirements and, where applicable, in amounts sufficient to satisfy the minimum funding requirements of applicable laws. The Pension Plans provide benefits based on years of service and compensation or at stated amounts for each year of service.

We also provide certain postretirement benefits other than pensions, primarily healthcare, to eligible retirees. Our postretirement benefit plans are funded as benefits are paid.

On April 1, 2012, we changed certain provisions of our pension and postretirement benefit plans affecting U.S. Pipe participants in these plans. These changes vested all accumulated pension benefits and then froze the plan such that no additional pension benefits would accumulate. Postretirement medical benefits will substantially cease on December 31, 2012. As a result of these provision changes, we remeasured the funded status of our U.S. pension plan and our other postretirement benefit plans in 2012. We recorded a pension curtailment expense of $0.2 million and an other postretirement benefit plan curtailment gain of $2.4 million, which are included in loss from discontinued operations for 2012.

We froze the participation of new entrants into our Pension Plans for all remaining U.S. employees in 2011. This amendment decreased our pension and postretirement benefit liabilities by $30.6 million and $1.8 million, respectively, and resulted in an after-tax decrease in accumulated other comprehensive loss of $19.7 million. We also recorded a pension plan curtailment expense of $0.7 million.

We closed U.S. Pipe's North Birmingham facility in 2010 and recorded pension curtailment expense of $2.6 million and an other postretirement benefit plan curtailment gain of $1.8 million in discontinued operations. We also recorded $0.4 million settlement cost for the divestiture of Anvil's Canadian wholesale distribution business. See Note 5 for more information on this divestiture.

The measurement date for all Pension Plans and other postretirement plans was September 30.

Information for Pension Plans with accumulated benefit obligations in excess of plan assets is presented below.

	September 30,	
	2012	2011
	(in millions)	
Projected benefit obligations	$ 445.2	$ 377.3
Accumulated benefit obligations	445.0	375.3
Fair value of plan assets	383.2	326.8

Information for Pension Plans with accumulated benefit obligations less than plan assets is presented below.

	September 30,	
	2012	2011
	(in millions)	
Projected benefit obligations	$ 3.1	$ 4.0
Accumulated benefit obligations	3.1	4.0
Fair value of plan assets	3.9	5.0

The components of net periodic benefit cost (gain) are presented below.

	Pension Plans		
	2012	2011	2010
		(in millions)	
Service cost	$ 1.8	$ 2.5	$ 3.6
Interest cost	20.2	21.2	21.1
Expected return on plan assets	(24.0)	(23.4)	(21.7)
Amortization of prior service cost (gain)	0.6	0.6	0.7
Amortization of net loss (gain)	6.0	5.9	8.8
Curtailment / special settlement loss (gain)	0.2	0.7	3.0
Costs allocated to discontinued operations	(1.1)	(4.3)	(9.7)
Net periodic benefit cost (gain)	$ 3.7	$ 3.2	$ 5.8

Amounts recognized for our Pension Plans and other postretirement benefit plans are presented below.

	Pension Plans		Other Plans	
	2012	2011	2012	2011
		(in millions)		
Projected benefit obligations:				
Beginning of year	$ 381.3	$ 398.9	$ 3.7	$ 6.7
Service cost	1.8	2.5	—	0.1
Interest cost	20.2	21.2	0.2	0.3
Plan amendment	—	—	(1.4)	—
Actuarial loss (gain)	71.6	(12.4)	(0.1)	(1.0)
Benefits paid	(24.7)	(24.2)	(0.6)	(0.5)
Currency translation	0.6	(0.1)	—	—
Decrease in obligation due to curtailment	(2.8)	(4.6)	—	(1.9)
Other	0.3	—	—	—
End of year	$ 448.3	$ 381.3	$ 1.8	$ 3.7
Accumulated benefit obligations at end of year	$ 448.1	$ 379.3	$ 1.8	$ 3.7
Plan assets:				
Beginning of year	$ 331.8	$ 313.1	$ —	$ —
Actual return on plan assets	58.2	19.6	—	—
Employer contributions	21.3	23.3	0.6	0.5
Currency translation	0.5	—	—	—
Benefits paid	(24.7)	(24.2)	(0.6)	(0.5)
End of year	$ 387.1	$ 331.8	$ —	$ —
Accrued benefit cost at end of year:				
Unfunded status	$ (61.2)	$ (49.5)	$ (1.8)	$ (3.7)
Recognized on balance sheet:				
Other noncurrent assets	$ 0.9	$ 1.0	$ —	$ —
Other current liabilities	—	(0.3)	(0.2)	(0.5)
Other noncurrent liabilities	(62.1)	(50.2)	(1.6)	(3.2)
	$ (61.2)	$ (49.5)	$ (1.8)	$ (3.7)
Recognized in accumulated other comprehensive loss, before tax:				
Prior year service cost (gain)	$ 0.3	$ 0.7	$ (0.5)	$ (3.8)
Net actuarial loss (gain)	136.9	108.2	(4.6)	(13.4)
	$ 137.2	$ 108.9	$ (5.1)	$ (17.2)

Pension and other postretirement benefits activity in accumulated other comprehensive loss, before tax, in 2012 is presented below.

	Pension benefits	Other postretirement benefits
	(in millions)	
Balance at beginning of year	$ 108.9	$ (17.2)
Amounts reclassified as amortization of net periodic cost:		
Gain (loss) amortization	(8.8)	9.0
Prior year service gain (loss) amortization and curtailment	(0.6)	4.6
Net prior service costs	0.1	(1.4)
Loss (gain) during the year	37.5	(0.1)
Other	0.1	—
Balance at end of year	$ 137.2	$ (5.1)

The components of accumulated other comprehensive loss related to pension and other postretirement benefits that management expects to be amortized into net periodic benefit cost in 2013, including both continuing and discontinued operations, are presented below.

	Pension benefits	Other postretirement benefits
	(in millions)	
Amortization of unrecognized prior year service cost (credit)	$ —	$ (0.4)
Amortization of unrecognized gain (loss)	(9.0)	(4.2)
	$ (9.0)	$ (4.6)

The discount rates for determining the present value of pension and other postretirement liabilities were selected using a "bond settlement" approach, which constructs a hypothetical bond portfolio that could be purchased such that the coupon payments and maturity values could be used to satisfy the projected benefit payments. The discount rate is the equivalent rate that results in the present value of the projected benefit payments equaling the market value of this bond portfolio. Only high quality (AA graded or higher), non-callable corporate bonds are included in this bond portfolio. We rely on the Pension Plans' actuaries to assist in the development of the discount rate model.

Separate discount rates were selected for different plans due to differences in the timing of projected benefit payments. The discount rate model for the plan covering participants in the United States reflected yields available on investments in the United States, while plans covering participants in Canada reflected yields available on investments in Canada. The discount rate for the other postretirement benefit plans was remeasured at April 1, 2012 to 5.00%.

Management's expected returns on plan assets and assumed healthcare cost trend rates were determined with the assistance of the Pension Plans' actuaries and investment consultants. Expected returns on plan assets were developed using forward looking returns over a time horizon of 10 to 15 years for major asset classes along with projected risk and historical correlations.

A summary of key assumptions for our pension and other postretirement benefit plans is below.

	Plan measurement date					
	Pension Plans			Other Plans		
	2012	2011	2010	2012	2011	2010
Weighted average used to determine benefit obligations:						
Discount rate	4.21%	5.66%	5.44%	4.22%	5.69%	5.44%
Rate of compensation increases	3.50%	3.50%	3.50%	n/a	n/a	n/a
Weighted average used to determine net periodic cost:						
Discount rate	5.66%	5.88%	5.45%	5.69%	5.88%	5.45%
Expected return on plan assets	6.95%	7.47%	7.88%	n/a	n/a	n/a
Rate of compensation increases	3.50%	3.50%	3.50%	n/a	n/a	n/a
Assumed healthcare cost trend rates:						
Next year – pre-65	n/a	n/a	n/a	n/a	7.50%	7.90%
Ultimate trend rate – pre-65	n/a	n/a	n/a	n/a	5.00%	4.90%
Year ultimate trend rate achieved	n/a	n/a	n/a	n/a	2016	2016

Assumed healthcare cost trend rates, discount rates, expected return on plan assets and salary increases affect the amounts reported for the pension and healthcare plans. The effects of a one-percentage-point change in the trend rate for these assumptions are below.

	1 Percentage point increase	1 Percentage point decrease
	(in millions)	
Pension Plans:		
Discount rate:		
Effect on pension service and interest cost components	$ (0.3)	$ 0.4
Effect on pension benefit obligations	(48.0)	58.7
Effect on 2013 pension expense	(2.7)	3.2
Expected return on plan assets:		
Effect on current year pension expense	(3.7)	3.8
Rate of compensation increase:		
Effect on pension benefit obligations	0.1	—
Effect on 2013 pension expense	0.1	—
Other plans:		
Discount rate:		
Effect on postretirement service and interest cost components	—	—
Effect on postretirement benefit obligations	(0.3)	0.4

We maintain a single trust to hold the assets of the U.S. pension plan. This trust's strategic asset allocations, tactical range at September 30, 2012 and actual asset allocations at September 30, 2012, 2011 and 2010, respectively, are presented below.

	Strategic asset allocation	Tactical range	Actual asset allocations at September 30,		
			2012	2011	2010
Equity investments:					
Large capitalization stocks	38%	19-57%			
Small capitalization stocks	8%	4-12%			
International stocks	14%	7-21%			
	60%	50-70%	59%	46%	58%
Fixed income investments	40%	30-50%	39%	53%	39%
Cash	—%	0-5%	2%	1%	3%
	100%		100%	100%	100%

Assets of the Pension Plans are allocated to various investments to attain diversification and reasonable risk-adjusted returns while also managing our exposure to asset and liability volatility. These ranges are targets and deviations may occur from time to time due to market fluctuations. Portfolio assets are typically rebalanced to the allocation targets at least annually.

Following is a description of the valuation methodologies used to measure the assets of the Pension Plans at fair value.

- Equity investments are valued at the closing price reported on the active market when reliable market quotations are readily available. When market quotations are not readily available, assets of the Pension Plans are valued by a method the trustees of the Pension Plans believe accurately reflects fair value.
- Bond fund investments are valued using the closing price reported in the active market in which the investment is traded or based on yields currently available on comparable securities of issuers with similar credit ratings.
- Other investments are valued as determined by the trustees of the Pension Plans based on their net asset values and supported by the value of the underlying securities and by the unit prices of actual purchase and sale transactions occurring at or close to the financial statement date.

The assets of the Pension Plans at September 30, 2012 and 2011, by level within the fair value hierarchy, are presented below, in millions.

	September 30, 2012			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Equity:				
International Funds	$ —	$ 10.6	$ —	$ 10.6
Large Cap Growth funds	—	15.6	—	15.6
Large Cap Value funds	—	30.4	—	30.4
S&P Midcap index funds	—	5.2	—	5.2
Smallcap index funds	—	31.1	—	31.1
Mutual funds	134.4	—	—	134.4
Total equity	134.4	92.9	—	227.3
Bond funds	—	151.3	—	151.3
Cash and cash equivalents	0.2	6.8	—	7.0
Other	—	—	1.5	1.5
Total	$ 134.6	$ 251.0	$ 1.5	$ 387.1

	September 30, 2011			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Equity:				
Large cap growth funds	$ —	$ 7.5	$ —	$ 7.5
Large cap value funds	—	7.3	—	7.3
S&P Midcap index funds	—	2.2	—	2.2
Mutual funds	137.1	—	—	137.1
Total equity	137.1	17.0	—	154.1
Bond funds	—	172.7	—	172.7
Cash	0.2	3.3	—	3.5
Other	—	—	1.5	1.5
Total	$ 137.3	$ 193.0	$ 1.5	$ 331.8

There were no changes in the fair value of Level 3 assets of the Pension Plans for 2012.

We currently estimate contributing less than $1 million to our Pension Plans during 2013.

The estimated benefit payments, which reflect expected future service, as appropriate, are presented below.

	Pension benefits	Other Plans
	(in millions)	
2013	$ 26.6	$ 0.2
2014	26.6	0.1
2015	26.5	0.1
2016	26.5	0.1
2017	26.7	0.1
2018-2022	136.4	0.5

Our U.S. plan comprises 97% of the total Pension Plans' obligation at September 30, 2012.

Defined Contribution Retirement Plan-Certain U.S. employees participate in defined contribution 401(k) plans. We make matching contributions as a function of employee contributions. Matching contributions were $4.4 million, $4.4 million and $3.5 million during 2012, 2011 and 2010, respectively. Matching contributions were suspended from April 2009 through December 2009.

Note 11. Capital Stock

Common stock share activity is presented below.

Shares outstanding at September 30, 2009	153,790,887
Stock options	26,346
Employee stock purchase plan	431,964
Restricted stock units, net	459,277
Shares outstanding at September 30, 2010	154,708,474
Stock options	7,327
Employee stock purchase plan	397,010
Restricted stock units, net	680,801
Shares outstanding at September 30, 2011	155,793,612
Stock options	8,552
Employee stock purchase plan	339,242
Restricted stock units, net	699,242
Shares outstanding at September 30, 2012	156,840,648

Note 12. Stock-based Compensation Plans

The Mueller Water Products, Inc. 2006 Stock Incentive Plan (the "2006 Plan") authorizes an aggregate of 20.5 million shares of common stock that may be granted through the issuance of stock-based awards. Any awards canceled are available for reissuance. Generally, all of our employees and members of our board of directors are eligible to participate in the 2006 Plan. At September 30, 2012, 8,890,767 shares of common stock were available for future grants of awards under the 2006 Plan.

An award granted under the 2006 Plan becomes exercisable at such times and in such installments as set by the Compensation and Human Resources Committee of the board of directors, but no award will be exercisable after the tenth anniversary of the date on which it is granted. Stock option exercise prices equal the closing stock price on the grant date.

Outstanding stock options generally vest on each anniversary date of the original grant on a pro rata basis based on the total number of years until all awards are vested, usually three years. Outstanding restricted stock units generally vest either on each anniversary date of the original grant on a pro rata basis based on the total number of years until all awards are vested, usually three years, or cliff vest after either three years or seven years from the grant date. Awards that cliff vest after seven years generally provide for an acceleration of vesting if certain stock price performance targets are met.

Stock awards granted since November 2007 also vest upon the participant accumulating the required number of points, which are a function of age and years of service. The exercise prices for stock options outstanding at September 30, 2012 range from $2.03 to $20.56 per share. Stock option activity under the 2006 Plan is summarized below.

	Options	Weighted average exercise price per option	Weighted average remaining contractual term (years)	Aggregate intrinsic value (millions)
Outstanding at September 30, 2009	3,403,996	$ 9.36	8.3	$ 0.2
Granted	1,630,424	4.91		
Exercised	(26,346)	4.45		0.1
Canceled	(283,528)	8.84		
Outstanding at September 30, 2010	4,724,546	7.89	7.9	—
Granted	1,516,316	3.57		
Exercised	(7,327)	3.33		—
Canceled	(608,402)	7.78		
Outstanding at September 30, 2011	5,625,133	6.74	7.5	—
Granted	677,117	2.18		
Exercised	(8,552)	3.59		—
Canceled	(771,088)	5.97		
Outstanding at September 30, 2012	5,522,610	$ 6.30	6.8	$ 3.5
Exercisable at September 30, 2012	3,708,511	$ 7.73	6.0	$ 0.6
Expected to vest after September 30, 2012	1,757,813	$ 3.34	8.3	$ 1.6

Restricted stock unit activity under the 2006 Plan is summarized below.

	Restricted stock units	Weighted average grant date fair value per unit	Weighted average remaining contractual term (years)	Aggregate intrinsic value (millions)
Outstanding at September 30, 2009	1,714,491	$ 9.73	2.3	$ 9.4
Granted	986,583	4.91		
Vested	(513,505)	9.20		2.5
Canceled	(91,856)	8.00		
Outstanding at September 30, 2010	2,095,713	7.66	1.9	6.3
Granted	990,139	3.63		
Vested	(762,893)	7.02		2.7
Canceled	(257,193)	6.48		
Outstanding at September 30, 2011	2,065,766	6.11	1.6	5.1
Granted	1,406,318	2.19		
Vested	(867,451)	5.44		2.2
Canceled	(180,871)	5.33		
Outstanding at September 30, 2012	2,423,762	$ 4.13	1.0	$ 11.9
Expected to vest after September 30, 2012	2,327,374	$ 4.15	1.0	$ 11.4

Compensation expense attributed to stock awards is based on the fair value of the awards on the date granted. Compensation expense is recognized between the grant date and the vesting date on a straight-line basis for each tranche of each award. Fair values of stock option awards are determined using a Black-Scholes model. Fair values of restricted stock units are determined using the closing stock price. The weighted average grant-date fair values of stock options granted and the weighted average assumptions used to determine these fair values are indicated below.

	2012	2011	2010
Grant-date fair value	$ 1.31	$ 1.25	$ 1.66
Risk-free interest rate	1.74%	2.26%	2.47%
Dividend yield	1.97%	1.57%	1.48%
Expected life (years)	8.00	7.19	6.00
Expected annual volatility	0.7342	0.3658	0.3692

The risk-free interest rate is based on the U.S. Treasury zero-coupon yield in effect at the grant date with a term equal to the expected life. The expected dividend yield is based on our estimated annual dividend and stock price history at the grant date. The expected term represents the period of time the awards are expected to be outstanding. In 2011 and 2010, we determined the volatility assumption for calculating the fair value of our stock option grants based upon a group of peer companies. The average volatility for these peer companies had been used as we believed our volatility since our initial public offering in 2006 was not representative of expected volatility over the expected term of the option grants due to the historically unusual volatility in our end markets since the date of our initial public offering. In 2012, we concluded that our own historical volatility provided a better estimate of our expected volatility over the expected life of options granted in 2012 and beyond.

The number of instruments expected to vest is less than the number outstanding because management expects some instruments will be forfeited prior to vesting. Grants to members of our board of the directors are expected to vest fully. Based on historical forfeitures, we expect grants to others to be forfeited at an annual rate of 4%.

The Mueller Water Products, Inc. 2006 Employee Stock Purchase Plan (the "ESPP") authorizes the sale of up to 4 million shares of our common stock to employees. Employees may designate up to the lesser of $25,000 or 20% of their annual compensation for the purchase of our common stock. An employee's purchase during any three-month offering period is limited to 1,000 shares of our common stock. Any excess payroll withholdings are returned to the employee. The price for shares purchased under the ESPP is the lower of 85% of closing price on the first day or the last day of the offering period. Generally, all full-time, active employees are eligible to participate in the ESPP.

Under the ESPP, employees purchased 339,242 shares, 397,010 shares and 335,100 shares of our common stock during 2012, 2011 and 2010, respectively. At September 30, 2012, 2,177,336 shares were available for issuance under the ESPP.

In 2012, the Company adopted the Mueller Water Products, Inc. Phantom Plan (the "Phantom Plan"). The Phantom Plan awards were awarded to certain non-officer employees. Outstanding phantom awards vest on each anniversary date of the original grant on a pro rata basis for three years until all awards are vested. Phantom awards are recorded as liability awards and the liability recorded for phantom awards was $0.8 million at September 30, 2012. The activity for 2012 is summarized below.

	Phantom award units	Weighted average grant date fair value per unit	Weighted average remaining contractual term (years)	Aggregate intrinsic value (millions)
Outstanding at September 30, 2011	—	—	—	—
Granted	358,866	2.03		
Vested	—			—
Canceled	—	—		
Outstanding at September 30, 2012	358,866	$ 2.03	1.2	$ 1.8
Expected to vest after September 30, 2012	342,409	$ 2.03	1.1	$ 1.7

At September 30, 2012, there was approximately $3.5 million of unrecognized compensation expense related to stock awards not yet vested. We expect to recognize this expense over a weighted average life of approximately 1.26 years.

The effect of stock-based compensation on our statements of operations and other comprehensive income is presented below.

	2012	2011	2010
	(in millions, except per share data)		
Decrease in operating income	$ 6.0	$ 5.0	$ 7.2
Increase in net loss	3.5	3.3	5.0
Increase in basic loss per share	0.02	0.02	0.03
Increase in diluted loss per share	0.02	0.02	0.03

We recorded net losses and net losses from both continuing and discontinued operations for 2012, 2011 and 2010. The effect of including normally dilutive securities in the loss per share calculations would have been antidilutive. Therefore, all stock-based compensation instruments were excluded from diluted loss per share calculations for 2012, 2011 and 2010.

Note 13. Supplemental Balance Sheet Information

Selected supplemental balance sheet information is presented below.

	September 30,	
	2012	2011
	(in millions)	
Inventories:		
Purchased components and raw material	$ 69.7	$ 56.2
Work in process	27.5	34.9
Finished goods	86.0	84.8
	$ 183.2	$ 175.9
Other current assets:		
Maintenance and repair tooling	$ 22.9	$ 24.2
Current portion of Wynnchurch receivable	4.3	—
Prepaid income taxes	3.9	12.6
Other	6.9	7.0
	$ 38.0	$ 43.8
Property, plant and equipment:		
Land	$ 12.3	$ 13.5
Buildings	71.3	70.2
Machinery and equipment	292.4	273.1
Construction in progress	15.3	10.4
	391.3	367.2
Accumulated depreciation	(246.6)	(221.5)
	$ 144.7	$ 145.7
Other current liabilities:		
Compensation and benefits	$ 40.1	$ 33.5
Customer rebates	13.7	13.2
Interest	12.2	13.0
Taxes other than income taxes	5.5	5.4
Warranty	1.6	2.0
Income taxes	1.1	—
Restructuring	0.6	1.4
Environmental	0.3	0.3
Other	7.7	9.1
	$ 82.8	$ 77.9

Note 14. Supplemental Statement of Operations and Other Comprehensive Income Information

Selected supplemental statement of operations and other comprehensive income information is presented below.

	2012	2011	2010
		(in millions)	
Included in selling, general and administrative expenses:			
Research and development	$ 12.7	$ 9.9	$ 7.8
Advertising	$ 4.9	$ 4.3	$ 4.1
Interest expense, net:			
7.375% Senior Subordinated Notes	$ 31.0	$ 31.0	$ 31.0
8.75% Senior Unsecured Notes	19.3	20.0	2.0
2007 Credit Agreement, including swap contracts	5.0	8.0	28.8
ABL Agreement borrowings	1.1	1.9	0.2
Deferred financing fees amortization	2.3	2.3	2.9
Other interest expense	1.5	2.7	3.4
	60.2	65.9	68.3
Interest income	(0.3)	(0.3)	(0.3)
	$ 59.9	$ 65.6	$ 68.0

Note 15. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is presented below.

	September 30,	
	2012	2011
	(in millions)	
Net unrecognized loss on derivatives	$ —	$ (3.0)
Foreign currency translation	9.2	6.3
Minimum pension liability	(96.9)	(57.5)
	$ (87.7)	$ (54.2)

Note 16. Supplemental Cash Flow Information

The impact these transactions had on our consolidated balance sheets is presented below.

	2012	2011	2010
		(in millions)	
Pension and other postretirement plans:			
Decrease in other noncurrent assets	$ (0.1)	$ (0.5)	$ —
Decrease (increase) in other current liabilities	0.3	(0.3)	—
Decrease (increase) in other liabilities	(36.8)	(8.8)	5.3
Decrease (increase) in accumulated other comprehensive loss	36.6	9.6	(5.3)
	$ —	$ —	$ —
Cash paid (received), net:			
Interest	$ 53.3	$ 54.8	$ 77.5
Income taxes	$ (6.9)	$ 4.6	$ (29.2)

Note 17. Segment Information

Our operations consist of two business segments: Mueller Co. and Anvil. These segments are organized based on products sold and customers served and are consistent with how the segments are managed, how resources are allocated and how information is used by the chief operating decision maker. Mueller Co. manufactures valves for water and gas systems including butterfly, iron gate, tapping, check, plug and ball valves, dry-barrel and wet-barrel fire hydrants and a broad range of metering, leak detection, pipe condition assessment and other products and services for the water infrastructure industry. Anvil manufactures and sources a broad range of products including a variety of fittings, couplings, hangers and related products.

Intersegment sales and transfers are made at selling prices generally intended to cover costs. The determination of segment results does not reflect allocations of certain corporate expenses not directly attributable to segment operations and intersegment sales and expenses, which are designated as Corporate. Interest, loss on early extinguishment of debt and income taxes are not allocated to business segments. Corporate expenses include those costs incurred by our corporate function, such as accounting, treasury, risk management, human resources, legal, tax and other administrative functions. Therefore, segment results are not reflective of their results on a stand-alone basis. Corporate assets principally consist of cash, income tax assets, receivables related to the sale of our former U.S. Pipe segment and deferred financing fees. Segment assets consist primarily of receivables, inventories, property, plant and equipment and identifiable intangible assets.

Geographical area information is presented below.

	United States	Canada	Other	Total
		(in millions)		
Net sales:				
2012	$ 872.3	$ 112.4	$ 39.2	$ 1,023.9
2011	834.0	113.5	17.1	964.6
2010	805.7	141.6	12.4	959.7
Property, plant and equipment, net:				
September 30, 2012	$ 136.0	$ 5.6	$ 3.1	$ 144.7
September 30, 2011	136.6	5.8	3.3	145.7

Approximately 36% of our 2012 gross sales were to our 10 largest distributors, and approximately 22% of our 2012 gross sales were to our two largest distributors, Ferguson Enterprises, Inc. ("Ferguson Enterprises") and HD Supply, Inc. ("HD Supply"). Sales to Ferguson Enterprises comprised approximately 12%, 12% and 13% of our total gross sales during 2012, 2011 and 2010, respectively. In 2012, Ferguson Enterprises accounted for approximately 14% and 8% of gross sales for Mueller Co and Anvil, respectively. Receivables from Ferguson Enterprises totaled $22.4 million and $15.4 million at September 30, 2012 and 2011, respectively. Sales to HD Supply comprised approximately 10%, 10% and 10% of our total gross sales during 2012, 2011, and 2010. In 2012, HD Supply accounted for approximately 15% and 4% of gross sales for Mueller Co. and Anvil, respectively. Receivables from HD Supply totaled $16.4 million and $15.3 million at September 30, 2012 and 2011, respectively.

Summarized financial information for our segments is presented below.

	Mueller Co.	Anvil	Corporate	Total
		(in millions)		
Net sales, excluding intercompany:				
2012	$ 652.4	$ 371.5	$ —	$ 1,023.9
2011	605.5	359.1	—	964.6
2010	612.8	346.9	—	959.7
Intercompany sales:				
2012	$ 7.3	$ 0.1	$ —	$ 7.4
2011	8.7	0.1	—	8.8
2010	15.4	0.4	—	15.8
Operating income (loss):				
2012	$ 57.7	$ 37.3	$ (30.9)	$ 64.1
2011	53.8	31.8	(32.9)	52.7
2010	81.0	22.1	(33.4)	69.7
Depreciation and amortization:				
2012	$ 45.7	$ 14.3	$ 0.6	$ 60.6
2011	47.7	14.5	0.9	63.1
2010	49.7	15.4	0.5	65.6
Restructuring and impairment:				
2012	$ 2.5	$ 0.3	$ —	$ 2.8
2011	1.4	1.2	1.0	3.6
2010	0.1	0.5	—	0.6
Capital expenditures:				
2012	$ 20.0	$ 11.4	$ —	$ 31.4
2011	14.8	7.5	0.8	23.1
2010	15.6	6.0	0.2	21.8
Total assets:				
September 30, 2012	$ 843.0	$ 258.7	$ 139.2	$ 1,240.9
September 30, 2011	843.5	258.2	383.3	1,485.0
Identifiable intangible assets, net:				
September 30, 2012	$ 508.7	$ 65.0	$ —	$ 573.7
September 30, 2011	534.5	67.9	—	602.4

Note 18. Commitments and Contingencies

We are involved in various legal proceedings that have arisen in the normal course of operations, including the proceedings summarized below. The effect of the outcome of these matters on our future results of operations cannot be predicted with certainty as any such effect depends on future results of operations and the amount and timing of the resolution of such matters. Other than the litigation described below, we do not believe that any of our outstanding litigation would have a material adverse effect on our business or prospects.

Environmental. We are subject to a wide variety of laws and regulations concerning the protection of the environment, both with respect to the operations at many of our properties and with respect to remediating environmental conditions that may exist at our own or other properties. We strive to comply with federal, state and local environmental laws and regulations. We accrue for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable.

In the acquisition agreement pursuant to which a predecessor to Tyco sold our Mueller Co. and Anvil businesses to the prior owners of these businesses in August 1999, Tyco agreed to indemnify us and our affiliates, among other things, for all "Excluded Liabilities." Excluded Liabilities include, among other things, substantially all liabilities relating to the time prior to August 1999, including environmental liabilities. The indemnity survives indefinitely. Tyco's indemnity does not cover liabilities to the extent caused by us or the operation of our businesses after August 1999, nor does it cover liabilities arising with respect to businesses or sites acquired after August 1999. Since 2007, Tyco has engaged in multiple corporate restructurings, split-offs and divestitures. While none of these transactions directly affects the indemnification obligations of the Tyco indemnitors under the 1999 acquisition agreement, the result of such transactions is that the assets of, and control over, such Tyco indemnitors has changed. Should any of these Tyco indemnitors become financially unable or fail to comply with the terms of the indemnity, we may be responsible for such obligations or liabilities.

In September 1987, we implemented an Administrative Consent Order ("ACO") for our Burlington, New Jersey property, which was required under the New Jersey Environmental Cleanup Responsibility Act (now known as the Industrial Site Recovery Act). The ACO required soil and ground-water cleanup, and we completed, and received final approval on, the soil cleanup required by the ACO. We retained this property related to the sale of our former U.S. Pipe segment. We expect ground-water issues as well as issues associated with the demolition of former manufacturing facilities at this site will continue and remediation by us could be required. Long-term ground-water monitoring may also be required, but we do not know how long such monitoring would be required and do not believe monitoring or further remediation costs, if any, will have a material adverse effect on our financial condition or results of operations.

On July 13, 2010, Rohcan Investments Limited ("Rohcan"), the former owner of property leased by Mueller Canada Ltd. and located in Milton, Ontario, filed suit against Mueller Canada Ltd. and its directors seeking C$10 million in damages arising from the defendants' alleged environmental contamination of the property and breach of lease. Mueller Canada Ltd. leased the property from 1988 through 2008. We are pursuing indemnification from a former owner for certain potential liabilities that are alleged in this lawsuit, and we have accrued for other liabilities not covered by indemnification. On December 7, 2011, the Court denied the plaintiff's motion for summary judgment.

Walter Energy-related Income Taxes. Each member of a consolidated group for federal income tax purposes is severally liable for the federal income tax liability of each other member of the consolidated group for any year in which it is a member of the group at any time during such year. Each member of the Walter Energy consolidated group, which included us through December 14, 2006, is also jointly and severally liable for pension and benefit funding and termination liabilities of other group members, as well as certain benefit plan taxes. Accordingly, we could be liable under such provisions in the event any such liability is incurred, and not discharged, by any other member of the Walter Energy consolidated group for any period during which we were included in the Walter Energy consolidated group.

A dispute exists with regard to federal income taxes for 1980 through 1994 allegedly owed by the Walter Energy consolidated group. According to Walter Energy's last available public filing on the matter, Walter Energy's management estimated that the amount of tax claimed by the IRS was approximately $34.0 million for issues currently in dispute in bankruptcy court for matters unrelated to us. This amount is subject to interest and penalties. Of the $34.0 million in claimed tax, $21.0 million represents issues in which the IRS is not challenging the deductibility of the particular expense but only whether such expense is deductible in a particular year. Walter Energy's management believes that Walter Energy's financial exposure should be limited to interest and possible penalties and the amount of any tax claimed will be offset by favorable adjustments in other years.

In addition, the IRS previously issued a Notice of Proposed Deficiency assessing additional tax of $82.2 million for the fiscal years ended May 31, 2000 through December 31, 2005. Walter Energy filed a formal protest with the IRS, but had not reached a final resolution with the Appeals Division at June 30, 2012. The unresolved issues relate primarily to Walter Energy's method of recognizing revenue on the sale of homes and related interest on the installment notes receivable. The items at issue relate primarily to the timing of revenue recognition and consequently, should the IRS prevail on its positions, Walter Energy's financial exposure should be limited to interest and penalties. As a matter of law, we are jointly and severally liable for any final tax determination for any year in which any of our subsidiaries were members of the Walter Energy consolidated group, which means that we would be liable in the event Walter Energy is unable to pay any amounts owed. Walter Energy has disclosed that it believes its filing positions have substantial merit and that it intends to defend vigorously any claims asserted.

Walter Energy effectively controlled all of our tax decisions for periods during which we were a member of the Walter Energy consolidated group for federal income tax purposes and certain combined, consolidated or unitary state and local income tax groups. Under the terms of the income tax allocation agreement between us and Walter Energy dated May 26, 2006, we generally compute our tax liability on a stand-alone basis, but Walter Energy has sole authority to respond to and conduct all tax proceedings (including tax audits) relating to our federal income and combined state returns, to file all such returns on our behalf and to determine the amount of our liability to (or entitlement to payment from) Walter Energy for such previous periods. This arrangement may result in conflicts between Walter Energy and us.

The separation of the Company from Walter Energy on December 14, 2006 was intended to qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code. In addition, the tax allocation agreement provides that if the spin-off is determined not to be tax-free pursuant to Section 355, we generally will be responsible for any taxes incurred by Walter Energy or its shareholders if such taxes result from certain of our actions or omissions and for a percentage of any such taxes that are not a result of our actions or omissions or Walter Energy's actions or omissions or taxes based upon our market value relative to Walter Energy's market value. Additionally, to the extent that Walter Energy was unable to pay taxes, if any, attributable to the spin-off and for which it is responsible under the tax allocation agreement, we could be liable for those taxes as a result of being a member of the Walter Energy consolidated group for the year in which the spin-off occurred.

In accordance with the income tax allocation agreement, Walter Energy used certain tax assets of a predecessor to the Company in its calendar 2006 tax return for which payment to us is required. The income tax allocation agreement only requires Walter Energy to make the payment upon realization of the tax benefit by receiving a refund or otherwise offsetting taxes due. Walter Energy currently owes us $10.9 million that is payable pending completion of an IRS audit of Walter Energy's 2006 tax year and the related refund of tax from that year. We recorded this receivable in other noncurrent assets.

Indemnifications. We are a party to contracts in which it is common for us to agree to indemnify third parties for certain liabilities that arise out of or relate to the subject matter of the contract. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by gross negligence or willful misconduct. We cannot estimate the potential amount of future payments under these indemnities until events arise that would trigger a liability under the indemnities.

Additionally, in connection with the sale of assets and the divestiture of businesses, such as the divestiture of our U.S. Pipe segment (see Note 5), we may agree to indemnify buyers and related parties for certain losses or liabilities incurred by these parties with respect to: (i) the representations and warranties made by us to these parties in connection with the sale and (ii) liabilities related to the pre-closing operations of the assets or business sold. Indemnities related to pre-closing operations generally include certain environmental and tax liabilities and other liabilities not assumed by these parties in the transaction.

Indemnities related to the pre-closing operations of sold assets or businesses normally do not represent additional liabilities to us, but simply serve to protect these parties from potential liability associated with our obligations existing at the time of the sale. As with any liability, we have accrued for those pre-closing obligations that are considered probable and reasonably estimable. Should circumstances change, increasing the likelihood of payments related to a specific indemnity, we will accrue a liability when future payment is probable and the amount is reasonably estimable.

Other Matters. We are party to a number of other lawsuits arising in the ordinary course of business, including product liability cases for products manufactured by us or third parties. We provide for costs relating to these matters when a loss is probable and the amount is reasonably estimable. Administrative costs related to these matters are expensed as incurred. The effect of the outcome of these matters on our future results of operations cannot be predicted with certainty as any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While the results of litigation cannot be predicted with certainty, we believe that the final outcome of such other litigation is not likely to have a materially adverse effect on our business or prospects.

Operating Leases. We maintain operating leases primarily for equipment and facilities. Rent expense was $8.4 million, $8.5 million and $9.1 million for 2012, 2011 and 2010, respectively. Future minimum payments under non-cancelable operating leases are $6.6 million, $5.3 million, $4.5 million, $3.9 million and $2.5 million during 2013, 2014, 2015, 2016 and 2017, respectively. Minimum payments due beyond 2017 are $2.2 million.

Note 19. Subsequent Events

On October 26, 2012, our board of directors declared a dividend of $0.0175 per share on our common stock, payable on or about November 21, 2012 to stockholders of record at the close of business on November 10, 2012.

Note 20. Quarterly Consolidated Financial Information (Unaudited)

	Quarter			
	Fourth	Third	Second	First
	(in millions, except per share amounts)			
2012:				
Net sales	$ 281.1	$ 275.9	$ 251.5	$ 215.4
Gross profit	76.6	79.6	62.1	52.8
Operating income	21.9	25.7	10.6	5.9
Income (loss) from continuing operations	4.3	5.9	(8.9)	(6.5)
Income (loss) from discontinued operations	(0.8)	3.9	(100.9)	(5.4)
Net income (loss)	3.5	9.8	(109.8)	(11.9)
Net income (loss) per basic share[1]:				
Continuing operations	0.03	0.04	(0.06)	(0.04)
Discontinued operations	(0.01)	0.02	(0.64)	(0.04)
Net income (loss)	0.02	0.06	(0.70)	(0.08)
Net income (loss) per diluted share[1]:				
Continuing operations	0.03	0.04	(0.06)	(0.04)
Discontinued operations	(0.01)	0.02	(0.64)	(0.04)
Net income (loss)	0.02	0.06	(0.70)	(0.08)
2011:				
Net sales	$ 256.3	$ 259.6	$ 235.5	$ 213.2
Gross profit	64.9	73.1	58.1	52.0
Operating income	12.2	24.7	9.8	6.0
Income (loss) from continuing operations	(5.8)	6.9	(5.4)	(5.7)
Loss from discontinued operations	(3.8)	(9.6)	(8.3)	(6.4)
Net loss[2]	(9.6)	(2.7)	(13.7)	(12.1)
Net loss per basic share[1]:				
Continuing operations	$ (0.04)	$ 0.04	$ (0.04)	$ (0.04)
Discontinued operations	(0.02)	(0.06)	(0.05)	(0.04)
Net income (loss)	$ (0.06)	$ (0.02)	$ (0.09)	$ (0.08)
Net income (loss) per diluted share[1]:				
Continuing operations	$ (0.04)	$ 0.04	$ (0.04)	$ (0.04)
Discontinued operations	(0.02)	(0.06)	(0.05)	(0.04)
Net income (loss)	$ (0.06)	$ (0.02)	$ (0.09)	$ (0.08)

(1) The sum of the quarterly amounts may not equal the full year amount due to rounding.

(2) The 2011 fourth quarter includes $1.4 million of certain health and welfare expenses applicable to prior quarters.

Note 21. Consolidating Guarantor and Non-Guarantor Financial Information

The following information is included as a result of the guarantee by certain of our wholly-owned U.S. subsidiaries ("Guarantor Companies") of the Senior Unsecured Notes and the Senior Subordinated Notes. None of our other subsidiaries guarantee the Senior Unsecured Notes and the Senior Subordinated Notes. Each of the guarantees is joint and several and full and unconditional. Guarantor Companies are listed below.

Name	State of incorporation or organization
Anvil International, LLC	Delaware
AnvilStar, LLC	Delaware
Echologics, LLC	Delaware
Henry Pratt Company, LLC	Delaware
Henry Pratt International, LLC	Delaware
Hunt Industries, LLC	Delaware
Hydro Gate, LLC	Delaware
J.B. Smith Mfg. Co., LLC	Delaware
James Jones Company, LLC	Delaware
Milliken Valve, LLC	Delaware
Mueller Co. LLC	Delaware
Mueller Financial Services, LLC	Delaware
Mueller Group, LLC	Delaware
Mueller Group Co-Issuer, Inc.	Delaware
Mueller International, L.L.C.	Delaware
Mueller Property Holdings, LLC	Delaware
Mueller Co. International Holdings, LLC	Delaware
Mueller Service California, Inc.	Delaware
Mueller Service Co., LLC	Delaware
Mueller Systems, LLC	Delaware
OSP, LLC	Delaware
U.S. Pipe Valve & Hydrant, LLC	Delaware

Mueller Water Products, Inc. and Subsidiaries
Consolidating Balance Sheet
September 30, 2012

	Issuer	Guarantor companies	Non-guarantor companies	Eliminations	Total
			(in millions)		
Assets:					
Cash and cash equivalents	$ 53.3	$ (3.7)	$ 33.4	$ —	$ 83.0
Receivables, net	—	146.9	19.2	—	166.1
Inventories	—	169.3	13.9	—	183.2
Deferred income taxes	18.5	—	1.1	—	19.6
Other current assets	10.5	26.3	1.2	—	38.0
Total current assets	82.3	338.8	68.8	—	489.9
Property, plant and equipment	1.8	134.2	8.7	—	144.7
Identifiable intangible assets	—	572.2	1.5	—	573.7
Other noncurrent assets	30.5	0.7	1.4	—	32.6
Investment in subsidiaries	27.2	37.9	—	(65.1)	—
Total assets	$ 141.8	$ 1,083.8	$ 80.4	$ (65.1)	$ 1,240.9
Liabilities and equity:					
Current portion of long-term debt	$ —	$ 1.1	$ —	$ —	$ 1.1
Accounts payable	8.3	68.7	7.5	—	84.5
Other current liabilities	29.9	49.0	3.9	—	82.8
Total current liabilities	38.2	118.8	11.4	—	168.4
Long-term debt	619.9	1.8	—	—	621.7
Deferred income taxes	132.0	—	0.8	—	132.8
Other noncurrent liabilities	77.2	7.6	2.0	—	86.8
Intercompany accounts	(956.7)	928.4	28.3	—	—
Total liabilities	(89.4)	1,056.6	42.5	—	1,009.7
Equity	231.2	27.2	37.9	(65.1)	231.2
Total liabilities and equity	$ 141.8	$ 1,083.8	$ 80.4	$ (65.1)	$ 1,240.9

Mueller Water Products, Inc. and Subsidiaries
Consolidating Balance Sheet
September 30, 2011

	Issuer	Guarantor companies	Non-guarantor companies	Eliminations	Total
			(in millions)		
Assets:					
Cash and cash equivalents	$ 36.2	$ (3.8)	$ 28.6	$ —	$ 61.0
Receivables, net	—	131.8	15.6	—	147.4
Inventories	—	163.4	12.5	—	175.9
Deferred income taxes	28.1	—	0.6	—	28.7
Other current assets	15.4	27.3	1.1	—	43.8
Current assets held for sale	142.0	—	—	—	142.0
Total current assets	221.7	318.7	58.4	—	598.8
Property, plant and equipment	3.9	132.7	9.1	—	145.7
Identifiable intangible assets	—	600.9	1.5	—	602.4
Other noncurrent assets	27.6	0.9	1.9	—	30.4
Noncurrent assets held for sale	107.7	—	—	—	107.7
Investment in subsidiaries	(23.9)	23.8	—	0.1	—
Total assets	$ 337.0	$ 1,077.0	$ 70.9	$ 0.1	$ 1,485.0
Liabilities and equity:					
Current portion of long-term debt	$ —	$ 0.9	$ —	$ —	$ 0.9
Accounts payable	6.1	49.3	3.7	—	59.1
Other current liabilities	30.1	44.9	2.9	—	77.9
Current liabilities held for sale	56.9	—	—	—	56.9
Total current liabilities	93.1	95.1	6.6	—	194.8
Long-term debt	676.0	1.4	—	—	677.4
Deferred income taxes	153.8	—	0.4	—	154.2
Other noncurrent liabilities	71.0	7.9	0.7	—	79.6
Intercompany accounts	(1,035.9)	996.5	39.4	—	—
Total liabilities	(42.0)	1,100.9	47.1	—	1,106.0
Equity	379.0	(23.9)	23.8	0.1	379.0
Total liabilities and equity	$ 337.0	$ 1,077.0	$ 70.9	$ 0.1	$ 1,485.0

Mueller Water Products, Inc. and Subsidiaries
Consolidating Statement of Operations and Other Comprehensive Income
Year Ended September 30, 2012

	Issuer	Guarantor companies	Non-guarantor companies	Eliminations	Total
			(in millions)		
Net sales	$ —	$ 907.0	$ 116.9	$ —	$ 1,023.9
Cost of sales	—	652.1	100.7	—	752.8
Gross profit	—	254.9	16.2	—	271.1
Operating expenses:					
Selling, general and administrative	30.6	160.2	13.4	—	204.2
Restructuring	—	2.7	0.1	—	2.8
Total operating expenses	30.6	162.9	13.5	—	207.0
Operating income (loss)	(30.6)	92.0	2.7	—	64.1
Interest expense, net	60.0	0.2	(0.3)	—	59.9
Loss on early extinguishment of debt	1.5	—	—	—	1.5
Income (loss) before income taxes	(92.1)	91.8	3.0	—	2.7
Income tax expense (benefit)	(28.3)	35.6	0.6	—	7.9
Equity in income of subsidiaries	58.6	2.4	—	(61.0)	—
Income (loss) from continuing operations	(5.2)	58.6	2.4	(61.0)	(5.2)
Income (loss) from discontinued operations, net of tax	(103.2)	—	—	—	(103.2)
Net income (loss)	(108.4)	58.6	2.4	(61.0)	(108.4)
Other comprehensive income (loss):					
Equity in other comprehensive income of subsidiaries	2.9	2.9	—	(5.8)	—
Interest rate swap contracts, net of tax	3.0	—	—	—	3.0
Foreign currency translation	—	—	2.9	—	2.9
Minimum pension liability, net of tax	(39.4)	—	—	—	(39.4)
	(33.5)	2.9	2.9	(5.8)	(33.5)
Comprehensive income (loss)	$ (141.9)	$ 61.5	$ 5.3	$ (66.8)	$ (141.9)

Mueller Water Products, Inc. and Subsidiaries
Consolidating Statement of Operations and Other Comprehensive Income
Year Ended September 30, 2011

	Issuer	Guarantor companies	Non-guarantor companies	Eliminations	Total
			(in millions)		
Net sales	$ —	$ 844.9	$ 119.7	$ —	$ 964.6
Cost of sales	(0.1)	613.8	102.8	—	716.5
Gross profit	0.1	231.1	16.9	—	248.1
Operating expenses:					
Selling, general and administrative	31.1	147.0	13.7	—	191.8
Restructuring	1.0	2.2	0.4	—	3.6
Total operating expenses	32.1	149.2	14.1	—	195.4
Operating income (loss)	(32.0)	81.9	2.8	—	52.7
Interest expense, net	65.6	—	—	—	65.6
Income (loss) before income taxes	(97.6)	81.9	2.8	—	(12.9)
Income tax expense (benefit)	(34.4)	30.6	0.9	—	(2.9)
Equity in income of subsidiaries	53.2	1.9	—	(55.1)	—
Income (loss) from continuing operations	(10.0)	53.2	1.9	(55.1)	(10.0)
Income (loss) from discontinued operations, net of tax	(28.1)	—	—	—	(28.1)
Net income (loss)	(38.1)	53.2	1.9	(55.1)	(38.1)
Other comprehensive income (loss):					
Equity in other comprehensive loss of subsidiaries	(1.1)	(1.1)	—	2.2	—
Interest rate swap contracts, net of tax	4.9	—	—	—	4.9
Foreign currency translation	—	—	(1.1)	—	(1.1)
Minimum pension liability, net of tax	12.2	—	—	—	12.2
	16.0	(1.1)	(1.1)	2.2	16.0
Comprehensive income (loss)	$ (22.1)	$ 52.1	$ 0.8	$ (52.9)	$ (22.1)

Mueller Water Products, Inc. and Subsidiaries
Consolidating Statement of Operations and Other Comprehensive Income
Year Ended September 30, 2010

	Issuer	Guarantor companies	Non-guarantor companies	Eliminations	Total
			(in millions)		
Net sales	$ —	$ 807.8	$ 151.9	$ —	$ 959.7
Cost of sales	(0.3)	568.1	132.8	—	700.6
Gross profit	0.3	239.7	19.1	—	259.1
Operating expenses:					
Selling, general and administrative	33.1	145.8	9.9	—	188.8
Restructuring	—	0.6	—	—	0.6
Total operating expenses	33.1	146.4	9.9	—	189.4
Operating income	(32.8)	93.3	9.2	—	69.7
Interest expense (income), net	68.0	—	—	—	68.0
Loss on early extinguishment of debt, net	4.6	—	—		4.6
Income (loss) before income taxes	(105.4)	93.3	9.2	—	(2.9)
Income tax expense (benefit)	(37.3)	36.9	2.9	—	2.5
Equity in income (loss) of subsidiaries	62.7	6.3	—	(69.0)	—
Income (loss) from continuing operations	(5.4)	62.7	6.3	(69.0)	(5.4)
Income (loss) from discontinued operations, net of tax	(39.8)	—	—	—	(39.8)
Net income (loss)	(45.2)	62.7	6.3	(69.0)	(45.2)
Other comprehensive income (loss):					
Equity in other comprehensive income of subsidiaries	3.4	3.4	—	(6.8)	—
Natural gas hedges, net of tax	(0.4)	—	—	—	(0.4)
Interest rate swap contracts, net of tax	3.9	—	—	—	3.9
Foreign currency translation	—	—	3.4	—	3.4
Minimum pension liability, net of tax	8.8	—	—	—	8.8
	15.7	3.4	3.4	(6.8)	15.7
Comprehensive income (loss)	$ (29.5)	$ 66.1	$ 9.7	$ (75.8)	$ (29.5)

Mueller Water Products, Inc. and Subsidiaries
Consolidating Statement of Cash Flows
Year Ended September 30, 2012

	Issuer	Guarantor companies	Non-guarantor companies	Eliminations	Total
			(in millions)		
Operating activities:					
Net cash provided by operating activities from continuing operations	$ 40.9	$ 32.2	$ 3.7	$ —	$ 76.8
Investing activities:					
Capital expenditures	—	(30.5)	(0.9)	—	(31.4)
Acquisitions	—	(1.8)	0.5	—	(1.3)
Proceeds from sales of assets	—	0.3	—	—	0.3
Net cash used in investing activities from continuing operations	—	(32.0)	(0.4)	—	(32.4)
Financing activities:					
Debt borrowings	—	0.6	—	—	0.6
Debt payments	(57.2)	—	—	—	(57.2)
Common stock issued	0.2	—	—	—	0.2
Dividends paid	(11.0)	—	—	—	(11.0)
Other	—	(0.7)	—	—	(0.7)
Net cash used in financing activities from continuing operations	(68.0)	(0.1)	—	—	(68.1)
Net cash flows from discontinued operations:					
Operating activities	(43.3)	—	—	—	(43.3)
Investing activities	87.5	—	—	—	87.5
Net cash used in discontinued operations	44.2	—	—	—	44.2
Effect of currency exchange rate changes on cash	—	—	1.5	—	1.5
Net change in cash and cash equivalents	17.1	0.1	4.8	—	22.0
Cash and cash equivalents at beginning of year	36.2	(3.8)	28.6	—	61.0
Cash and cash equivalents at end of year	$ 53.3	$ (3.7)	$ 33.4	$ —	$ 83.0

Mueller Water Products, Inc. and Subsidiaries
Consolidating Statement of Cash Flows
Year Ended September 30, 2011

	Issuer	Guarantor companies	Non-guarantor companies	Eliminations	Total
			(in millions)		
Operating activities:					
Net cash provided by (used in) operating activities from continuing operations	$ 31.6	$ 17.9	$ 2.6	$ —	$ 52.1
Investing activities:					
Capital expenditures	(0.8)	(21.8)	(0.5)	—	(23.1)
Acquisitions	—	(1.3)	(7.9)	—	(9.2)
Proceeds from sales of assets	—	1.1	—	—	1.1
Net cash used in investing activities from continuing operations	(0.8)	(22.0)	(8.4)	—	(31.2)
Financing activities:					
Debt borrowings	—	0.7	—	—	0.7
Debt paid or repurchased	(15.0)	—	—	—	(15.0)
Common stock issued	1.0	—	—	—	1.0
Dividends paid	(10.9)	—	—	—	(10.9)
Payment of deferred financing fees	(0.4)				(0.4)
Other	—	1.7	—	—	1.7
Net cash provided by (used in) financing activities from continuing operations	(25.3)	2.4	—	—	(22.9)
Net cash flows from discontinued operations:					
Operating activities	(12.2)	—	—	—	(12.2)
Investing activities	(8.4)	—	—	—	(8.4)
Net cash used in discontinued operations	(20.6)	—	—	—	(20.6)
Effect of currency exchange rate changes on cash	—	—	(0.4)	—	(0.4)
Net change in cash and cash equivalents	(15.1)	(1.7)	(6.2)	—	(23.0)
Cash and cash equivalents at beginning of year	51.3	(2.1)	34.8	—	84.0
Cash and cash equivalents at end of year	$ 36.2	$ (3.8)	$ 28.6	$ —	$ 61.0

Mueller Water Products, Inc. and Subsidiaries
Consolidating Statement of Cash Flows
Year Ended September 30, 2010

	Issuer	Guarantor companies	Non-guarantor companies	Eliminations	Total
			(in millions)		
Operating activities:					
Net cash provided by (used in) operating activities from continuing operations	$ 121.2	$ (37.2)	$ 13.9	$ —	$ 97.9
Investing activities:					
Capital expenditures	(0.2)	(21.0)	(0.6)	—	(21.8)
Acquisitions	—	—	—	—	—
Proceeds from sales of assets	—	55.0	—	—	55.0
Net cash used in investing activities from continuing operations	(0.2)	34.0	(0.6)	—	33.2
Financing activities:					
Debt borrowings	270.5	—	—	—	270.5
Debt paid or repurchased	(318.5)	—	—	—	(318.5)
Common stock issued	1.0	—	—	—	1.0
Dividends paid	(10.8)	—	—	—	(10.8)
Payment of deferred financing fees	(9.8)	—	—	—	(9.8)
Other	—	1.7	—	—	1.7
Net cash provided by (used in) financing activities from continuing operations	(67.6)	1.7	—	—	(65.9)
Net cash flows from discontinued operations:					
Operating activities	(34.7)	—	—	—	(34.7)
Investing activities	(9.6)	—	—	—	(9.6)
Net cash used in discontinued operations	(44.3)	—	—	—	(44.3)
Effect of currency exchange rate changes on cash	—	—	1.5	—	1.5
Net change in cash and cash equivalents	9.1	(1.5)	14.8	—	22.4
Cash and cash equivalents at beginning of year	42.2	(0.6)	20.0	—	61.6
Cash and cash equivalents at end of year	$ 51.3	$ (2.1)	$ 34.8	$ —	$ 84.0

Note 22. Corrections to Previously Reported Information (Unaudited)

During the quarter ended September 30, 2012, we discovered errors in the classification of cash flows as between those from continuing operations and those from discontinued operations. These errors had no impact on any consolidated balance sheet, consolidated statement of operations and other comprehensive income, consolidated statement of changes in stockholders' equity, debt compliance covenant or employee compensation metric for any period. These errors also had no impact on any consolidated statement of cash flows information for any period other than the six months ended March 31, 2011 and the nine months ended June 30, 2011, as presented in our Quarterly Reports filed on Form 10-Q ("10-Q") for the quarterly periods ended March 31, 2012 and June 30, 2012, respectively.

These errors related to the classification of deferred income tax and retirement plan adjustments in determining net cash used in operating activities due to designating our U.S. Pipe segment as discontinued operations in our condensed consolidated financial statements during the quarter ended March 31, 2012. Corrected unaudited condensed consolidated statements of cash flows for these periods are presented below.

	Six months ended March 31, 2011		Nine months ended June 30, 2011	
	Previously reported	Corrected	Previously reported	Corrected
	(in millions)			
Operating activities:				
Net loss	$ (25.8)	$ (25.8)	$ (28.5)	$ (28.5)
Less: loss from discontinued operations	14.7	14.7	24.3	24.3
Loss from continuing operations	(11.1)	(11.1)	(4.2)	(4.2)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities:				
Depreciation	17.0	17.0	25.3	25.3
Amortization	14.5	14.5	21.9	21.9
Stock-based compensation expense	3.6	3.6	4.9	4.9
Deferred income taxes	(7.2)	(1.4)	(14.5)	(4.5)
Retirement plans	2.5	4.7	6.2	6.2
Interest rate swap contracts	3.9	3.9	6.0	6.0
Other, net	0.2	0.2	1.5	1.5
Changes in assets and liabilities, net of acquisitions:				
Receivables	(4.6)	(4.6)	(18.0)	(18.0)
Inventories	1.6	1.6	7.2	7.2
Other current assets and other noncurrent assets	0.7	0.7	(2.0)	(2.0)
Accounts payable and other liabilities	(34.5)	(34.5)	(34.5)	(34.5)
Net cash provided by (used in) operating activities	(13.4)	(5.4)	(0.2)	9.8
Investing activities:				
Capital expenditures	(10.0)	(10.0)	(15.9)	(15.9)
Acquisitions	(7.9)	(7.9)	(7.9)	(7.9)
Proceeds from sales of assets	0.9	0.9	1.1	1.1
Net cash used in investing activities	(17.0)	(17.0)	(22.7)	(22.7)
Financing activities:				
Debt borrowings	0.1	0.1	0.5	0.5
Common stock issued	0.3	0.3	—	—
Payment of deferred financing fees	(0.3)	(0.3)	(0.4)	(0.4)
Dividends paid	(5.4)	(5.4)	(8.1)	(8.1)
Other	0.2	0.2	0.6	0.6
Net cash used in financing activities	(5.1)	(5.1)	(7.4)	(7.4)
Net cash flows from discontinued operations:				
Operating activities	(1.8)	(9.8)	(3.0)	(13.0)
Investing activities	(4.2)	(4.2)	(6.1)	(6.1)
Net cash used in discontinued operations	(6.0)	(14.0)	(9.1)	(19.1)
Effect of currency exchange rate changes on cash	1.3	1.3	1.1	1.1
Net change in cash and cash equivalents	(40.2)	(40.2)	(38.3)	(38.3)
Cash and cash equivalents at beginning of period	84.0	84.0	84.0	84.0
Cash and cash equivalents at end of period	$ 43.8	$ 43.8	$ 45.7	$ 45.7

These errors also affect the presentation of the Consolidating Guarantor and Non-Guarantor Financial Information presented in Note 14 to the 10-Qs for the quarterly periods ended March 31, 2012 and June 30, 2012. With respect to the 10-Q for the quarterly period ended March 31, 2012, Issuer Net cash used in operating activities from continuing operations was previously reported as $6.8 million, the corrected number is Net cash provided by operating activities from continuing operations of $1.2 million. With respect to the 10-Q for the quarterly period ended June 30, 2012, Issuer Net cash used in operating activities from continuing operations was previously reported as $9.5 million, the corrected number is Net cash provided by operating activities from continuing operations of $0.5 million. Net cash flows from discontinued operations: Operating activities are all reported in the Issuer column and changed as reported in the table above.

Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is shown below.

	Year ended September 30,				
	2012	2011	2010	2009	2008
			(in millions)		
Income (loss) before income taxes	$ 2.7	$ (12.9)	$ (2.9)	$ (940.7)	$ 91.2
Fixed charges:					
Total interest including amortization of debt discount and issue costs and amounts capitalized	$ 60.2	$ 65.9	$ 68.3	$ 79.9	$ 76.4
Estimated interest within rent expense	2.8	2.8	3.0	4.1	4.1
Total fixed charges	$ 63.0	$ 68.7	$ 71.3	$ 84.0	$ 80.5
Earnings (a)	$ 65.7	$ 55.8	$ 68.4	$ (856.7)	$ 171.7
Ratio of earnings to fixed	1.0	—	—	—	2.1

(a) For these ratios, "earnings" represents income (loss) before income taxes plus fixed charges.

(b) Due to a loss during 2011, 2010 and 2009, the ratio of earnings to fixed charges for these years was less than 1.0. The deficiency of earnings to total fixed charges was $12.9 million, $2.9 million and $940.7 million for 2011, 2010 and 2009, respectively.

Exhibit 21.1

Subsidiaries of Mueller Water Products, Inc.

Entity	**State of incorporation or organization**	**Doing business as**
Anvil International Holdings, LLC	Delaware	Anvil International (N.H.)
Anvil International, LC	Delaware	Anvil Int'l Ltd Partnership of Delaware Anvil International LP of Delaware
AnvilStar, LLC	Delaware	NA
Echologics, LLC	Delaware	NA
Henry Pratt Company, LLC	Delaware	NA
Henry Pratt International, LLC	Delaware	NA
Hunt Industries, LLC	Delaware	NA
Hydro Gate, LLC	Delaware	NA
J.B. Smith Mfg Co., LLC	Delaware	NA
James Jones Company, LLC	Delaware	James Jones Company of Delaware, LLC
Jingmen Pratt Valve Co. Ltd.	China	NA
Millikin Valve, LLC	Delaware	NA
Mueller Canada Holdings Corp.	Canada	NA
Mueller Canada Ltd.	Canada	Anvil Canada; Echologics Engineering
Mueller Co. LC	Delaware	Mueller Co. Ltd., L.P. Mueller Co. Ltd. (LP) Mueller Flow, LLC
Mueller Financial Services, LLC	Delaware	NA
Mueller Group Co-Issuer, Inc.	Delaware	NA
Mueller Group, LLC	Delaware	NA
Mueller Co. International Holdings, LLC	Delaware	Mueller International Finance (N.H.)
Mueller International, LLC	Delaware	NA
Mueller Property Holdings, LLC	Delaware	NA
Mueller Service California, Inc.	Delaware	NA
Mueller Service Co., LLC	Delaware	NA
Mueller Systems, LLC	Delaware	NA
OSP, LLC	Delaware	NA
PCA-Echologices Pty Ltd.	Australia	NA
U.S. Pipe Valve & Hydrant, LLC	Delaward	NA

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the incorporation by reference in (1) the Registration Statement (Form S-8 No. 333-179441) pertaining to the 2006 Stock Incentive Plan and 2006 Employee Stock Purchase Plan of Mueller Water Products, Inc. and (2) the Registration Statement (Form S-3 No. 333-182160) of our reports dated November 29, 2012, with respect to the consolidated financial statements of Mueller Water Products, Inc. and the effectiveness of internal control over financial reporting of Mueller Water Products, Inc. included in this Annual Report (Form 10-K) for the year ended September 30, 2012.

/s/ Ernst & Young LLP
Atlanta, Georgia
November 29, 2012

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gregory E. Hyland, certify that:

1. I have reviewed this annual report on Form 10-K of Mueller Water Products, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: November 29, 2012

/s/ Gregory E. Hyland

Gregory E. Hyland
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Evan L. Hart, certify that:

1. I have reviewed this annual report on Form 10-K of Mueller Water Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: November 29, 2012

/s/ Evan L. Hart

Evan L. Hart,

Senior Vice President
and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)

In connection with the accompanying annual report on Form 10-K of Mueller Water Products, Inc. (the "Company") for the fiscal year ended September 30, 2012 (the "Report"), I, Gregory E. Hyland, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 29, 2012

/s/ Gregory E. Hyland

Gregory E. Hyland
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the accompanying annual report on Form 10-K of Mueller Water Products, Inc. (the "Company") for the fiscal year ended September 30, 2012 (the "Report"), I, Evan L. Hart, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 29, 2012

/s/ Evan L. Hart

Evan L. Hart,

Senior Vice President
and Chief Financial Officer

Board of Directors

Gregory E. Hyland
Chairman, President and
Chief Executive Officer
Mueller Water Products, Inc.

Howard L. Clark, Jr.
Former Vice Chairman
Investment Banking Division
Barclays Capital

Shirley C. Franklin
Chief Executive Officer
Purpose Built Communities, Inc.
and Former Mayor of Atlanta

Thomas J. Hansen
Former Vice Chairman
Illinois Tool Works Inc.

Jerry W. Kolb
Retired Vice Chairman
Deloitte & Touche LLP

Joseph B. Leonard
Retired Chairman
AirTran Holdings, Inc.

Mark J. O'Brien
Chairman and Chief Executive Officer
Walter Investment Management Corp.

Bernard G. Rethore
Chairman Emeritus
Flowserve Corporation

Neil A. Springer
Managing Director
Springer & Associates LLC

Lydia W. Thomas
Retired President and
Chief Executive Officer
Noblis, Inc.

Michael T. Tokarz
Chairman, Walter Energy, Inc.
and Chairman, MVC Capital, Inc.

Executive Officers

Gregory E. Hyland
Chairman, President and
Chief Executive Officer

Thomas E. Fish
President, Anvil International

Gregory S. Rogowski
President, Mueller Co.

Keith L. Belknap
Senior Vice President,
General Counsel, Corporate Secretary
and Chief Compliance Officer

Robert D. Dunn
Senior Vice President
Human Resources

Evan L. Hart
Senior Vice President and
Chief Financial Officer

Robert P. Keefe
Senior Vice President and
Chief Technology Officer

Marietta Edmunds Zakas
Senior Vice President
Strategy, Corporate Development
and Communications

Kevin G. McHugh
Vice President and Controller

Stockholder Information

Annual Meeting
The annual meeting of stockholders of Mueller Water Products, Inc. will be held January 30, 2013 at 10:00 A.M.
InterContinental® Hotel
3315 Peachtree Road, NE
Atlanta, Georgia 30326

Corporate Office
Mueller Water Products, Inc.
1200 Abernathy Road, N.E.
Suite 1200
Atlanta, GA 30328
(770) 206-4200
www.muellerwaterproducts.com

Investor Contact
Investor Relations
Mueller Water Products, Inc.
1200 Abernathy Road, N.E.
Suite 1200
Atlanta, GA 30328
(770) 206-4237
Fax: (770) 206-4260

Media Contact
Corporate Communications
Mueller Water Products, Inc.
1200 Abernathy Road, N.E.
Suite 1200
Atlanta, GA 30328
(770) 206-4240
Fax: (770) 206-4235

Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2012, including financial statements, is available on the Company's Web site at www.muellerwaterproducts.com or by written request to:

Investor Relations
Mueller Water Products, Inc.
1200 Abernathy Road, N.E.
Suite 1200
Atlanta, GA 30328

Common Stock
Trading Symbol: MWA
New York Stock Exchange

Transfer Agent and Registrar
Computershare Shareowner Services LLC
250 Royall Street
Canton, MA 02021
Toll Free Number: 866-205-6698
www.computershare.com/investor

TDD for Hearing Impaired: 800-231-5469
Foreign Shareowners: 201-680-6578
TDD Foreign Shareowners: 201-680-6610


Mueller Co.

ANVIL
INTERNATIONAL
Building Connections That Last


Mueller SYSTEMS

echologics
A DIVISION OF MUELLER CO.

PRATT
Henry Pratt Company

Mueller Canada

M
MILLIKEN
VALVE COMPANY

Hydro
Gate

US
PIPE
VALVE &
HYDRANT
DIVISION

HYDRO
GUARD
by Mueller Co.

JONES

BECK

GRUVLOK
A Brand of Anvil International

MERIT

ANVIL-STRUT

SPF/ANVIL

North Alabama Pipe

SEMINOLE
Tubular Products

ANVIL EPS
ENGINEERED PIPE SUPPORTS

Catawissa
PERFORMANCE UNDER PRESSURE

CANVIL

JBS

Mueller Water Products

1200 Abernathy Road, N.E., Suite 1200
Atlanta, GA 30328
www.muellerwaterproducts.com

The 2012 Mueller Water Products, Inc. annual report saved the following resources by printing on processed-chlorine-free paper containing up to 30% post-consumer waste.

trees	waste water	net energy	solid waste	greenhouse gases
4 grown	1,777 gallons	1 million BTUs	108 pounds	369 pounds

Mueller Water Products

December 17, 2012

To My Fellow Stockholders:

It is my pleasure to invite you to attend the 2013 Annual Meeting of Stockholders of Mueller Water Products, Inc. The meeting will be held on January 30, 2013 at 10:00 A.M., Eastern Time, at the InterContinental Buckhead Hotel in Atlanta, Georgia. The meeting will begin with a discussion of, and voting on, the matters described in the attached Notice of Annual Meeting of Stockholders and Proxy Statement, followed by my report on our company's financial performance and operations.

Your vote is important to us. Your broker cannot vote on certain of the proposals without your instruction. Please inform us or your broker as to how you would like us to vote your shares on the proposals set forth in the Proxy Statement whether or not you plan to attend the Annual Meeting.

On behalf of our management team and our board of directors, I thank you for your continued support and confidence in our company.

Sincerely,

GREGORY E. HYLAND
Chairman of the Board, President and Chief Executive Officer

YOUR VOTE IS IMPORTANT TO US. **PLEASE REVIEW THE ATTACHED MATERIALS AND SUBMIT YOUR VOTE PROMPTLY.**

Mueller Water Products

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 30, 2013

To the Stockholders of Mueller Water Products, Inc.:

NOTICE IS HEREBY GIVEN that the 2013 Annual Meeting of Stockholders of Mueller Water Products, Inc. will be held at 10:00 A.M., Eastern Time, on Wednesday, January 30, 2013 at the InterContinental Buckhead Hotel, 3315 Peachtree Road, N.E., Atlanta, Georgia 30326, for the following purposes:

1. to elect as directors of the Company the 11 nominees named in the accompanying Proxy Statement for terms expiring at the 2014 annual meeting;
2. to approve, on an advisory basis, the Company's executive compensation;
3. to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2013; and
4. to transact any other business properly brought before the Annual Meeting and any reconvened or rescheduled meeting following any adjournment or postponement thereof.

Holders of record of Company common stock at the close of business on December 3, 2012, the record date for voting at the Annual Meeting, are entitled to notice of and vote at the Annual Meeting or any adjournments thereof.

This Proxy Statement and our 2012 Annual Report are available at *www.proxyvote.com* (for beneficial holders) and *www.investorvote.com/mwa* (for registered holders).

The Company is again taking advantage of Securities and Exchange Commission rules allowing companies to furnish proxy materials to stockholders over the Internet. The Company believes that this "e-proxy" process expedites stockholders' receipt of proxy materials, while also lowering the costs and reducing the environmental impact of the Annual Meeting. A Notice of Internet Availability of Proxy Materials or this Proxy Statement is first being mailed to our stockholders on or about December 19, 2012. Please refer to the Notice of Internet Availability of Proxy Materials, proxy materials email or proxy card you received for information on how to vote your shares and to ensure that your shares will be represented and voted at the Annual Meeting even if you cannot attend.

By order of the board of directors.

KEITH L. BELKNAP
Corporate Secretary

Atlanta, Georgia
December 17, 2012

TABLE OF CONTENTS

Please note that attendance at the Annual Meeting will be limited to stockholders of Mueller Water Products, Inc. (or their authorized representatives) as of the record date. You will be required to provide the admission ticket that is detachable from your proxy card or other evidence of ownership. If your shares are held by a bank or broker, please bring to the meeting your bank or broker statement evidencing your beneficial ownership of Common Stock as of the record date to gain admission to the meeting.

Mueller Water Products

1200 Abernathy Road, N.E.
Suite 1200
Atlanta, Georgia 30328

PROXY STATEMENT

Mueller Water Products, Inc. (the "Company") is furnishing this Proxy Statement in connection with the solicitation by the board of directors (the "Board") of the Company of proxies for its 2013 annual meeting of stockholders and at any reconvened or rescheduled meeting following any adjournment or postponement of the meeting (the "Annual Meeting") for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held on Wednesday, January 30, 2013 at 10:00 A.M., Eastern Time, at the InterContinental Buckhead Hotel, 3315 Peachtree Road, N.E., Atlanta, Georgia 30326.

A Notice of Internet Availability of Proxy Materials or this Proxy Statement is first being mailed to our stockholders on or about December 19, 2012.

QUESTIONS ABOUT VOTING AND THE ANNUAL MEETING

What is the purpose of this Proxy Statement?

The Proxy Statement provides information regarding matters to be voted on at the Annual Meeting. Additionally, the Proxy Statement contains certain information that the Securities and Exchange Commission (the "SEC") requires the Company to provide annually to its stockholders. The Proxy Statement is also used by the Board to solicit proxies to be used at the Annual Meeting. Proxies are solicited to give stockholders of record an opportunity to vote on the matters to be presented at the Annual Meeting, whether or not they attend the meeting. The Board has designated a proxy committee that will vote the shares represented by proxies at the Annual Meeting in the manner indicated by the proxies. The proxy committee is comprised of Gregory E. Hyland, Evan L. Hart and Keith L. Belknap.

Why will I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a printed set of proxy materials?

We are permitted by SEC rules to furnish our proxy materials over the Internet to our stockholders by delivering a Notice of Internet Availability of Proxy Materials in the mail. We believe that this "e-proxy" process expedites stockholders' receipt of proxy materials, while also lowering the costs and reducing the environmental impact of the Annual Meeting. Unless requested, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability of Proxy Materials instructs you on how to access and review the Proxy Statement and our 2012 Annual Report over the Internet at *www.proxyvote.com* (for beneficial holders) and *www.investorvote.com/mwa* (for registered holders). The Notice of Internet Availability of Proxy Materials also indicates how you may submit your proxy over the Internet, or how you can request a full set of proxy materials in print. If you receive a Notice of Internet Availability of Proxy Materials in the mail and would like to receive a printed copy of the proxy materials, you should follow the instructions for requesting these materials.

Who is entitled to vote on the matters discussed in the Proxy Statement?

You are entitled to vote on the matters discussed in the Proxy Statement if you were a stockholder of record of the Company's common stock ("Common Stock") as of the close of business on December 3, 2012. Your shares can be voted at the Annual Meeting only if you are present in person or represented by a valid proxy.

What constitutes a quorum for the Annual Meeting?

The holders of a majority of the voting power of the outstanding shares of Common Stock as of the close of business on the record date must be present, either in person or represented by proxy, to constitute a quorum necessary to conduct the Annual Meeting. On the record date, there were issued and outstanding 157,275,030 shares of Common Stock. Shares represented by proxies received but marked as abstentions or as withholding voting authority for any or all director nominees, and shares represented by proxies received but reflecting broker non-votes, will be counted as present at the Annual Meeting for purposes of establishing a quorum.

How many votes am I entitled to for each share of Common Stock that I hold?

Each share of Common Stock represented at the Annual Meeting is entitled to one vote.

What proposals will require my vote?

You are being asked to vote on the following items of business:

- the election of the 11 director nominees named in the Proxy Statement (Proposal 1);
- an advisory resolution on executive compensation (the "Say-on-Pay" vote) (Proposal 2); and
- the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending September 30, 2013 ("fiscal 2013") (Proposal 3).

What vote is required to approve each proposal, and how will my vote be counted?

Proposal 1: Election of Directors

The 11 director nominees who receive the highest number of properly executed votes will be elected as directors. Any shares that are not voted (whether by abstention or otherwise) will have no impact on the vote. Each share of Common Stock represented at the Annual Meeting is entitled to one vote per director nominee.

Proposal 2: Say-on-Pay Vote

This proposal requires approval by the holders of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 3: Ratification of the Appointment of the Independent Registered Public Accounting Firm

This proposal requires approval by the holders of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

How does the Board recommend that I vote?

The Board recommends that you vote "FOR" Proposal 1, Proposal 2 and Proposal 3.

How may I vote?

You have four voting options if you are a registered stockholder:

- by Internet at the web address noted in the Notice of Internet Availability of Proxy Materials, proxy materials email or proxy card that you received (we encourage you to vote in this manner);
- by telephone through the number noted in the proxy card that you received (if you received a proxy card);
- by signing and dating your proxy card (if you received a proxy card) and mailing it in the prepaid and addressed envelope enclosed therewith; or
- by attending the Annual Meeting and voting in person.

What is the difference between a registered stockholder and a beneficial holder of shares?

If your shares are registered directly in your name with our transfer agent, Computershare, you are considered a "registered stockholder" with respect to those shares. Registered stockholders will receive a Notice of Internet Availability of Proxy Materials containing instructions on how to access this Proxy Statement and the 2012 Annual Report and how to vote over the Internet or how to request and return a proxy card by mail.

If your shares are held in "street name" through a broker, bank or other nominee, you are considered the "beneficial holder" of the shares held for you. Beneficial holders of shares should refer to the instructions provided by their broker, bank or other nominee regarding how to vote or to revoke voting instructions. The availability of Internet and telephone voting depends on the voting processes of the broker, bank or other nominee. As the beneficial holder, you have the right to direct your broker, bank or other nominee how to vote your shares. Beneficial holders may vote in person only if they have a legal proxy to vote their shares as described below.

What are "broker non-votes" and why is it important that I submit my voting instructions for shares I hold in street name?

Under New York Stock Exchange ("NYSE") rules, if a broker or other financial institution holds your shares in its name and you do not provide your voting instructions to them, that firm's discretion to vote your shares for you is very limited. For the Annual Meeting, in the absence of your voting instructions, your broker has discretion to vote only on Proposal 3. It does not have discretion to vote your shares for any of the other proposals expected to be presented at the Annual Meeting. If you do not provide voting instructions and your broker elects to vote your shares on Proposal 3, the missing votes for each of the other proposals are considered "broker non-votes."

May I change my vote after I vote?

You may revoke a vote by proxy at any time before it is voted at the Annual Meeting in one of three ways:

- vote again using the Internet or by telephone prior to the Annual Meeting;
- sign another proxy card with a later date and return it prior to the Annual Meeting; or
- attend the Annual Meeting in person and cast a ballot.

How will a proposal or other matter that was not included in the Proxy Statement be handled for voting purposes if it is raised at the Annual Meeting?

If any matter that is not described in the Proxy Statement should properly come before the Annual Meeting, the proxy committee will vote the shares represented by it in accordance with the proxy committee's best judgment. At the time the Proxy Statement was printed, management did not know of any other matters that might be presented for stockholder action at the Annual Meeting.

Who will tabulate and certify the vote?

Representatives of Computershare will tabulate the vote, and Ms. Cassandra Shedd is expected to act as the independent inspector of elections for the Annual Meeting and certify the final vote.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials, proxy materials email or proxy card?

It means that you have multiple accounts holding Common Stock with brokers and/or our transfer agent. You will need to vote separately with respect to each Notice of Internet Availability of Proxy Materials, proxy materials email or proxy card you received. Please vote all of the shares you are entitled to vote.

How are my Employee Stock Purchase Plan shares voted?

If you are a registered stockholder and/or you own Common Stock in an employee stock purchase plan, and the accounts are registered in the same name, you will receive one Notice of Internet Availability of Proxy Materials representing your combined shares. You will receive separate Notices of Internet Availability of Proxy Materials if your accounts are registered in different names. You will receive a Notice of Internet Availability of Proxy Materials representing shares owned only through an employee stock purchase plan. If you hold shares of Common Stock through the Mueller Water Products Employee Stock Purchase Plan or the Walter Energy Employee Stock Purchase Plan, then your vote must be received by 11:59 P.M. Eastern Time on January 29, 2013, unless you vote in person at the Annual Meeting.

What happens if I abstain from voting?

Abstentions with respect to a proposal are counted for purposes of establishing a quorum. If a quorum is present, abstentions will have no effect on the outcome of the vote.

What do I need to do if I want to attend the Annual Meeting?

You do not need to make a reservation to attend the Annual Meeting. However, attendance at the Annual Meeting is limited to the Company's stockholders, members of their immediate families or their representatives. You will be required to provide the admission ticket that is detachable from your proxy card or provide other evidence of ownership of Common Stock. If your shares are held by a bank or broker, please bring to the Annual Meeting your bank or broker statement evidencing your beneficial ownership of Common Stock as of the record date to gain admission to the Annual Meeting. The Company reserves the right to limit the number of representatives who may attend the Annual Meeting.

Who is soliciting proxies?

The Board is soliciting your proxy. The expense of preparing and, when required, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by the Company. Solicitation will be made principally by distribution via the Internet pursuant to SEC rules, but will also be sent via mail when requested by a stockholder. In addition to soliciting stockholders via the Internet and mail, the Company will request banks, brokerage houses, and other custodians, nominees, and fiduciaries to forward solicitation materials or send a Notice of Internet Availability of Proxy Materials to the beneficial owners of Common Stock held of record by such persons and the Company will reimburse them for their reasonable out-of-pocket expenses incurred in doing so. The Company may use the services of its directors, officers and other employees, who will receive no compensation for their services, other than their regular compensation, to solicit proxies by mail, telephone or other electronic means or in person. The Company has retained the services of Alliance Advisors LLC to aid in the solicitation of proxies, including the solicitation of proxies from brokerage firms, banks, nominees, custodians and fiduciaries, for a fee not anticipated to exceed $6,300 plus expenses. Your cooperation in promptly voting by proxy via the medium of your choice will help to avoid additional expense.

PLEASE FOLLOW THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS TO ENSURE THAT YOUR SHARES OF COMMON STOCK ARE REPRESENTED AT THE ANNUAL MEETING IN CASE YOU ARE NOT ABLE TO ATTEND THE MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Proxy Statement and our 2012 Annual Report are available at *www.muellerwaterproducts.com* or *www.proxyvote.com (for beneficial holders) or www.investorvote.com/mwa (for registered holders).*

MATTERS TO BE VOTED ON

PROPOSAL ONE:

ELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee (the "Governance Committee") of the Board is responsible for identifying qualified candidates to serve on the Board and recommending nominees to be submitted to the Company's stockholders for election at each annual meeting of stockholders. After the Governance Committee completes its evaluation of candidates, it presents its recommendation to the Board for consideration and approval.

In evaluating candidates, the Governance Committee considers a variety of qualifications, experiences, attributes and skills, and recognizes that a diversity of knowledge, viewpoints and experience can enhance the effectiveness of the Board. Accordingly, as part of its evaluation of any given candidate, the Governance Committee takes into account how that candidate's background, qualifications, experiences, attributes and skills may enhance the quality of the Board's deliberations and decisions.

After evaluating each director and the composition of the full Board, the Governance Committee has recommended all 11 current Board members for election. Each of the 11 individuals nominated for election to the Board would hold office until the 2014 annual meeting of stockholders and until his or her successor is elected and qualified. Each nominee has agreed to serve as a director if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board. In lieu of designating a substitute nominee, the Board, in its discretion, may reduce the number of directors.

The names of the nominees and certain information about them, including information concerning their qualifications for office, are set forth below:



Howard L. Clark, Jr., 68, director since 2006. Mr. Clark is the Lead Director of the Board. He has been a director of Walter Energy, Inc. ("Walter Energy", formerly Walter Industries, Inc.), a natural resources company, since March 1995. Mr. Clark served as Vice Chairman of Barclays Capital, the investment banking division of Barclays Bank PLC, from September 2008 through June 2011. He previously served as Vice Chairman of Lehman Brothers Inc., an investment banking firm, from February 1993 to September 2008 and, before that, as Chairman and Chief Executive Officer of Shearson Lehman Brothers Inc., an investment banking firm. Until June 2012, he served as a director of United Rentals, Inc., an equipment rental company. Mr. Clark serves as a director of White Mountains Insurance Group, Ltd., a financial services and insurance holding company. He earned a Master of Business Administration degree from Columbia University, Graduate School of Business.

Mr. Clark brings general management expertise, financial expertise, M&A experience, strategic planning expertise, corporate governance expertise, international business experience and government and regulatory affairs experience. In particular, the Board considered his significant current and past experience serving in senior management positions in the investment banking and capital markets industries, and his valuable knowledge of executive management and corporate governance matters provided by his public company directorships and his career with and knowledge regarding major multinational investment banking and financial services corporations.



Shirley C. Franklin, 67, director since 2010. Ms. Franklin serves as Chair of the board of directors and Chief Executive Officer of Purpose Built Communities, Inc., a national non-profit organization established to transform struggling neighborhoods into sustainable communities. She also serves as Co-Chair of the Atlanta Regional Commission on Homelessness and Chair of the board of directors of the National Center for Civil and Human Rights. From 2002 to 2010, Ms. Franklin served as mayor of Atlanta, Georgia. She serves as a director of Delta Air Lines, Inc., a provider of air transportation for passengers and cargo. Ms. Franklin earned a Bachelor of Science degree in sociology from Howard University and a Master's degree in sociology from the University of Pennsylvania.

Ms. Franklin brings general management expertise, strategic planning expertise, marketing expertise and governmental and regulatory affairs experience. In particular, the Board considered her record of civic involvement and professional experience, which has spanned three decades, including her service as mayor of Atlanta, during which time she worked to rebuild the city's water infrastructure.



Thomas J. Hansen, 63, director since 2011. Until March 2012, Mr. Hansen served as Vice Chairman of Illinois Tool Works Inc. ("ITW"), a manufacturer of fasteners and components, consumable systems and a variety of specialty products and equipment. He joined ITW in 1980 as sales and marketing manager of the Shakeproof Industrial Products businesses. From 1998 until May 2006, he served as Executive Vice President of ITW. Mr. Hansen is a member of the Northern Illinois University Executive Club, a member of the Economics Club of Chicago, Chairman of The ITW Better Government Council, and a former member of the Board of Trustees of MAPI (Manufacturers Alliance). He is a director of Terex Corporation, a diversified global manufacturer of a variety of machinery products. From 2005 through 2008, Mr. Hansen served as director of CDW Corporation, a multi-brand technology solutions provider. He earned a Bachelor of Science degree in marketing from Northern Illinois State University and a Master of Business Administration degree from Governors State University.

Mr. Hansen brings general management expertise, multiple-part manufacturing and operations experience, M&A experience, strategic planning expertise, corporate governance expertise, marketing expertise and international business experience. In particular, the Board considered his service as a senior executive of a large diversified industrial manufacturing company that faces many of the current economic, social and governance issues that the Company faces.



Gregory E. Hyland, 61, director since 2005. Mr. Hyland is the Chairman of our Board and has served as our President and Chief Executive Officer since January 2006. He served as Chairman, President and Chief Executive Officer of Walter Energy from September 2005 until December 2006. Prior to that time, Mr. Hyland served as President, U.S. Fleet Management Solutions of Ryder System, Inc., a transportation and logistics company, from June 2005 to September 2005. He served as Executive Vice President, U.S. Fleet Management Solutions of Ryder System from October 2004 to June 2005. Mr. Hyland is a director of Ferro Corporation, a global supplier of technology-based performance materials for manufacturers. He earned Bachelor and Master of Business Administration degrees from the University of Pittsburgh.

Mr. Hyland brings general management expertise, financial expertise, M&A experience, strategic planning expertise, corporate governance expertise, international business experience and government and regulatory affairs experience from his past and current positions in both management and on the boards of directors of each of Walter Energy, Ryder System and Ferro.



Jerry W. Kolb, 76, director since 2006. Mr. Kolb has been a director of Walter Energy since June 2003. He previously served as a Vice Chairman of Deloitte & Touche LLP, a registered public accounting firm, from 1986 to 1998. Mr. Kolb is a certified public accountant and earned a Bachelor of Science degree in accountancy from the University of Illinois and a Master of Business Administration degree from DePaul University.

Mr. Kolb brings general management expertise, financial expertise, M&A experience, strategic planning expertise, corporate governance expertise and international business experience. In particular, the Board considered his broad perspective in accounting and financial reporting matters and his extensive experience in audit, finance and compensation matters and in executive management based on his 41-year career with Deloitte & Touche.



Joseph B. Leonard, 69, director since 2006. Mr. Leonard served as a director of Walter Energy from June 2005 to April 2007, and he rejoined the board of directors in February 2009. He served as Interim Chief Executive Officer of Walter Energy from March 2010 through March 2011 and from August 2011 to September 2011. Mr. Leonard was Chairman of AirTran Holdings, Inc., an airline holding company, from November 2007 to June 2008, Chairman and Chief Executive Officer of AirTran from January 1999 to November 2007 and President of AirTran from January 1999 through January 2001. He is a director of Air Canada, a full service airline company. Mr. Leonard earned a Bachelor of Science degree in aerospace engineering from Auburn University.

Mr. Leonard brings general management expertise, financial expertise, multiple-part manufacturing and operations experience, M&A experience, strategic planning expertise, corporate governance expertise, offshore sourcing expertise, marketing expertise, international business experience and government and regulatory affairs experience. In particular, the Board considered his significant experience in executive management, operations, marketing and public affairs based on his career with major corporations.



Mark J. O'Brien, 69, director since 2006. Mr. O'Brien was a director of Walter Energy from June 2005 to April 2009. Since April 2009, he has served as Chairman and Chief Executive Officer of Walter Investment Management Corp. (formerly Walter Industries' Homes Business), a mortgage portfolio owner and mortgage servicer. Mr. O'Brien has served as President and Chief Executive Officer of Brier Patch Capital and Management, Inc., a real estate management and investment firm, since September 2004. He served in various executive capacities at Pulte Homes, Inc., a home building company, for 21 years, retiring as President and Chief Executive Officer in June 2003. Mr. O'Brien earned a Bachelor of Arts degree in history from the University of Miami.

Mr. O'Brien brings general management expertise, financial expertise, M&A experience, strategic planning expertise, corporate governance expertise, marketing expertise, international business experience and government and regulatory affairs experience. Mr. O'Brien also brings significant expertise in capital markets, municipal finance and the real estate market. In particular, the Board considered his knowledge of the capital markets and municipal finance and knowledge of the homebuilding and real estate sectors of the economy.



Bernard G. Rethore, 71, director since 2006. Mr. Rethore has been a director of Walter Energy since March 2002. He has been Chairman Emeritus of Flowserve Corporation, a manufacturer of pumps, valves, seals and components, since April 2000. From January 2000 to April 2000, he served as Flowserve's Chairman. He had previously served as its Chairman, President and Chief Executive Officer. Mr Rethore was a director of Belden, Inc., a manufacturer of signal transmission products, from 1997 to May 2012. He is a director of Dover Corp., a diversified manufacturer of a wide range of proprietary products. In 2008, Mr. Rethore was honored by the Outstanding Directors Exchange as an Outstanding Director of the Year, and in 2012, he was designated a Board Leadership Fellow by the National Association of Corporate Directors. He earned a Bachelor of Arts degree in Economics (Honors) from Yale University and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania, where he was a Joseph P. Wharton Scholar and Fellow.

Mr. Rethore brings general management expertise, financial expertise, multiple-part manufacturing and operations experience, M&A experience, strategic planning expertise, corporate governance expertise and international business experience. In particular, the Board considered his more than 30 years of experience at senior executive level positions with public manufacturing companies and his service on the boards of other public companies as a member of their audit committees and compensation committees. Mr. Rethore's extensive management experience makes him a valuable contributor to the Board on matters involving business strategy, capital allocation and M&A opportunities.



Neil A. Springer, 74, director since 2006. Mr. Springer was a director of Walter Energy from August 2000 to April 2006. He has been managing director of Springer & Associates, LCC, a board consulting and executive recruitment company, since 1994. Mr. Springer served as a director of IDEX, an applied solutions company, from February 1990 to April 2011. He earned a Bachelor of Science degree in accounting from Indiana University, a Master of Business Administration degree from the University of Dayton and a certificate of accountancy from the University of Illinois.

Mr. Springer brings general management expertise, financial expertise, multiple-part manufacturing and operations experience, strategic planning expertise, corporate governance expertise, marketing expertise and government and regulatory affairs experience. In particular, the Board considered his more than 50 years of commercial experience and his entrepreneurial and business leadership skills. His executive experience, board memberships and his company, Springer & Associates, which focuses on board consulting, have provided Mr. Springer with substantial training in corporate governance and executive compensation and knowledge of financial reporting.



Lydia W. Thomas, 68, director since 2008. Dr. Thomas served as President and Chief Executive Officer of Noblis, Inc., a public interest scientific research, technology and strategy company, from 1996 to September 2007. She was previously with The MITRE Corporation, Center for Environment, Resources and Space, serving as Senior Vice President and General Manager from 1992 to 1996, Vice President from 1989 to 1992 and Technical Director from 1982 to 1989. Dr. Thomas has served as a director of Cabot Corporation, a global performance materials company, since 1994, and she serves as a director of Washington Mutual Investors Fund, a mutual fund. She earned a Bachelor of Science degree in zoology from Howard University, a Master of Science degree in microbiology from American University and a Doctor of Philosophy degree in cytology from Howard University.

Dr. Thomas brings general management expertise, financial expertise, M&A experience, strategic planning expertise, corporate governance expertise and government and regulatory affairs experience. In particular, the Board considered her extensive experience at senior executive level positions and her particular expertise related to information technology and environmental, health and safety matters.



Michael T. Tokarz, 63, director since 2006. Mr. Tokarz has served as non-executive Chairman of Walter Energy since December 2006. Since February 2002, he has been a member of the Tokarz Group, LLC, a venture capital investment company. From January 1996 until February 2002, Mr. Tokarz was a member of the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co. L.P., a private equity company. From 2004 until 2010, he served on the board of directors of Dakota Growers Pasta Company, Inc., a manufacturer and marketer of dry pasta products. Mr. Tokarz is a director of IDEX, CNO Financial Group, Inc. (formerly Conseco, Inc.), an insurance provider, MVC Capital, Inc., a registered investment company (where he serves as Chairman), and Walter Investment

Management Corp. In 2007, Mr. Tokarz was honored by the Outstanding Directors Exchange as an Outstanding Director of the Year. He earned a Bachelor of Arts degree in economics and a Master of Business Administration degree in finance from the University of Illinois.

Mr. Tokarz brings general management expertise, financial expertise, multiple-part manufacturing and operations experience, M&A experience, strategic planning expertise, corporate governance expertise, international business experience and government and regulatory affairs experience. In particular, the Board considered his knowledge and experience in banking and finance, his entrepreneurial and business leadership skills, his more than 20 years of board experience with publicly traded companies and his corporate governance training.

A plurality of the votes cast in respect of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote shall be required to elect these nominees (or their replacements as designated by the Board) to serve as directors.

The Board recommends a vote FOR Proposal 1.

PROPOSAL TWO:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We provide our stockholders with the opportunity to cast an advisory vote on executive compensation annually. The vote on this proposal represents an additional means by which we obtain important feedback from our stockholders about executive compensation, which is set by the Compensation and Human Resources Committee (the "Compensation Committee") of the Board and is designed to link pay with performance while enabling the Company to competitively attract and retain talent for its executive management team.

The overall objective of our executive compensation program is to encourage and reward the creation of sustainable, long-term stockholder value. To meet this objective, the Compensation Committee has implemented compensation plans for our executive officers that are designed to focus on performance-based compensation. Incentive compensation generally represents approximately 60-70% of each named executive officer's target compensation opportunity. We believe that an emphasis on both short- and long-term financial performance aligns executives' and stockholders' interests.

We encourage our stockholders to read the Compensation Discussion and Analysis section of this Proxy Statement, which discusses how our compensation policies and procedures implement our compensation philosophy. The Board and the Compensation Committee believe that these policies and procedures are strongly aligned with the long-term interests of our stockholders and are effective in implementing our compensation philosophy and in achieving our strategic goals.

Accordingly, we ask for stockholder approval of the following resolution:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in the Company's Proxy Statement for the 2013 Annual Meeting.

This vote is advisory and therefore not binding on the Company, the Board or the Compensation Committee. The Board and the Compensation Committee value the opinions of the Company's stockholders. The Compensation Committee will consider the result of this vote, as well as other communications from stockholders relating to our compensation practices, and take them into account in future determinations concerning our executive compensation program. As noted under "Compensation Discussion and Analysis—Fiscal 2012 Compensation Considerations," the Compensation Committee considered the result of last year's vote, in which approximately 97% of votes cast were in support of the compensation of the Company's named executive officers.

The Board recommends a vote FOR Proposal 2.

PROPOSAL THREE:

RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has authority to retain and terminate the Company's independent registered public accounting firm. The Audit Committee intends to appoint Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for fiscal 2013, subject to negotiation of definitive fee arrangements. Although stockholder ratification of the appointment of Ernst & Young is not required, the Board believes that submitting the appointment to the stockholders for ratification is a matter of good corporate governance. See below for a description of the fees that Ernst & Young billed to the Company for the year ended September 30, 2012 ("fiscal 2012") and the year ended September 30, 2011 ("fiscal 2011").

One or more representatives of Ernst & Young are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

In order to ratify the appointment of Ernst & Young as the Company's independent registered public accounting firm for fiscal 2013, the holders of a majority of the voting power of the shares of stock present in person or represented by proxy and entitled to vote at the Annual Meeting must vote in favor of ratification.

The Board recommends a vote FOR Proposal 3.

FEES AND SERVICES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee appointed Ernst & Young as the independent registered public accounting firm to audit the Company's consolidated financial statements and internal control over financial reporting for the year ended September 30, 2012.

Fees Paid to the Independent Registered Public Accounting Firm

The following table sets forth the approximate aggregate fees that Ernst & Young billed to the Company for fiscal 2012 and fiscal 2011 (in millions).

	Fiscal 2012	Fiscal 2011
Audit fees (1)	$ 2.7	$ 2.6
Audit-related fees (2)	0.1	—
Tax fees	—	—
All other fees	—	—
Total fees	$ 2.8	$ 2.6

(1) These amounts reflect fees for professional services performed by Ernst & Young for the annual audits (including out-of-pocket expenses) and quarterly limited reviews of the Company's consolidated financial statements.

(2) These amounts reflect fees for professional services performed by Ernst & Young related to the preparation and filing of our registration statements on Forms S-8 and S-3, and services performed in connection with the sale of U.S. Pipe.

Pre-Approval of Services Performed by the Independent Registered Public Accounting Firm

The Company has adopted a policy regarding pre-approval of non-audit services to be performed by the Company's independent registered public accounting firm. Specifically, non-audit fees to be incurred by the Company's independent registered public accounting firm for services permitted by the Sarbanes-Oxley Act of 2002 to be performed by such firm must be approved in advance by the Audit Committee Chairman (for individual projects in amounts up to $100,000) or the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee reported as follows with respect to the audit of the Company's consolidated financial statements for the year ended September 30, 2012 and the Company's internal control over financial reporting:

The Audit Committee's responsibility is to monitor and oversee the Company's financial reporting, internal controls over financial reporting and audit functions. The Audit Committee has reviewed and discussed the consolidated financial statements with management and Ernst & Young, the Company's independent registered public accounting firm for the year ended September 30, 2012. Management is responsible for the preparation, presentation and integrity of the Company's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Ernst & Young was responsible for performing an independent audit of the Company's consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America. Ernst & Young was also responsible for performing an independent audit of, and expressing an opinion on, the Company's internal control over financial reporting.

The Audit Committee reviewed the report of management contained in the Company's annual report on Form 10-K for the year ended September 30, 2012 filed with the SEC, as well as Ernst & Young's Reports of Independent Registered Public Accounting Firm included in the Company's annual report on Form 10-K related to its audits of the consolidated financial statements and the internal control over financial reporting.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees." In addition, Ernst & Young has provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and the Audit Committee has discussed with Ernst & Young their firm's independence.

Based on the foregoing discussions with and reports of management and the independent auditors of the Company and the Audit Committee's review of the representations of management, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's annual report on Form 10-K for the year ended September 30, 2012.

Audit Committee
Neil A. Springer, Chairman
Shirley C. Franklin
Thomas J. Hansen
Jerry W. Kolb
Bernard G. Rethore

CORPORATE GOVERNANCE

Overview

The Board is committed to establishing and maintaining corporate governance practices that reflect the highest standards of ethics and integrity. The following sections provide an overview of our corporate governance structure and processes, including the independence and other criteria we use in selecting director nominees; the Board leadership structure; and certain responsibilities and activities of the Board and its committees.

Our governance structure and processes are based upon a number of key governance documents, including our Corporate Governance Guidelines (the "Guidelines"). The Guidelines govern the operation of the Board and its committees and guide the Board in the execution of its responsibilities. The Guidelines are reviewed at least annually and are updated periodically in response to changing regulatory requirements, evolving practices and otherwise as circumstances warrant. In accordance with the Guidelines, the Board conducts an annual evaluation of the effectiveness of the Board and each of its committees. The Board evaluations consider, among other things, the quality of meeting agendas, materials and discussions. Evaluations focus on both strengths and opportunities for improvement.

Our Code of Business Conduct and Ethics (the "Code") applies to all of our employees and directors. We also make available an ethics hotline, whereby employees and others can anonymously report a suspected violation of the Code. We will disclose promptly any amendments to, or waivers from, provisions of our Code on our website, as may be required under applicable SEC or NYSE rules.

The following Board policies and other materials relating to our corporate governance are published on our website at *www.muellerwaterproducts.com:*

- Corporate Governance Guidelines
- Board Standing Committee Members and Charters
- Code of Business Conduct and Ethics
- Code of Ethics for Senior Financial Officers
- Certificate of Incorporation
- Bylaws
- Stock Ownership Guidelines.

We will provide copies of any of these items without charge upon written request to our Corporate Secretary, Mueller Water Products, Inc., 1200 Abernathy Road, N.E., Suite 1200, Atlanta, Georgia 30328. The information on our website is not a part of this Proxy Statement.

Independence of Directors

The Governance Committee and the Board annually assess the outside affiliations of each director to determine if any of these affiliations could cause a potential conflict of interest or could interfere with the independence of the director. The Guidelines set forth the categorical standards of independence for the Board. To be considered "independent" for purposes of the director qualification standards, (A) the director must meet bright-line independence standards under the NYSE Listed Company Manual and (B) the Board must affirmatively determine that the director otherwise has no material relationship with the Company, directly or as an officer, stockholder or partner of an organization that has a relationship with the Company.

The Board considers the following relationships to be immaterial relationships that would not impair a director's independence if they were conducted in the ordinary course of business:

- if the director is a director or trustee but not an executive officer, or any member of his or her immediate family is a director, trustee or employee, but not an executive officer, of any other organization (other than the Company's outside auditing firm) that does business with, or receives donations from, the Company;
- if the director or any member of his or her immediate family is an executive officer of any other organization that is indebted to the Company, or to which the Company is indebted, and the total amount of indebtedness, in either case, is less than $1 million or 2% of the total consolidated assets of the organization on which the director or any member of his or her immediate family serves as an executive officer, whichever is more; or
- if the director or any member of his or her immediate family serves as an executive officer of a charitable or educational organization that receives discretionary charitable contributions from the Company in a single fiscal year of less than $1 million or 2% of that organization's consolidated gross receipts, whichever is more.

Based on information furnished by all directors regarding their relationships with the Company and its subsidiaries and research conducted by management with respect to outside affiliations, the Board has determined that no director who is not an employee of the Company, or non-employee director, has a material relationship with the Company other than through his or her role as director, and each non-employee director is independent. Mr. Hyland is not independent because he is a member of management and an employee of the Company.

Each member of the Audit Committee, the Compensation Committee and the Governance Committee is independent in accordance with the NYSE Listed Company Manual and the director independence standards set forth above. No member of those committees receives any compensation from the Company other than directors' fees and no such member is an affiliated person of the Company (other than by virtue of his or her directorship). Members of the Audit Committee meet the additional standards for audit committee members of publicly traded companies required by the Sarbanes-Oxley Act of 2002. Members of the Compensation Committee meet the additional standards applicable to "outside directors" under Section 162(m) of the Internal Revenue Code and qualify as "non-employee directors" as defined in Rule 16b-3 under the Exchange Act.

Board Composition

The Board is comprised of 11 members. Our Certificate of Incorporation permits the Board to set the number of directors at no less than six members and no more than 11 members. Our Board is elected annually, and each of our directors stands for election each year.

In fiscal 2012, the Board held 12 meetings and also acted by written consent from time to time. Each director attended at least 80% of the total number of meetings of the Board and its committees of which he or she was a member in fiscal 2012. It is our policy that directors are encouraged to attend the annual meeting of stockholders. All of our directors at the time of the annual meeting of stockholders held on January 25, 2012, except Mr. Clark, attended the 2012 annual meeting.

Our non-employee directors meet at least quarterly in executive sessions at which management directors, currently only our Chairman, are not present. Our Lead Director, currently Mr. Clark (who also serves as the Chairman of the Governance Committee), presides at the executive sessions of non-employee directors.

Board Leadership Structure

Our governance documents provide the Board with the flexibility to select the appropriate leadership structure for the Company. The Board does not have a formal policy as to whether the roles of Chairman and Chief Executive Officer should be separate or whether the Chairman should be a management or a non-employee director. The Governance Committee may make, from time to time, recommendations to the Board regarding the leadership structure of the Board, including the position of Chairman.

Under our Bylaws, the Chairman presides over meetings of the Board and meetings of stockholders, while the Chief Executive Officer has general and active management of the property, business and affairs of the Company, subject to the supervision and oversight of the Board. Mr. Hyland has served as our Chairman since October 2005 and as President and Chief Executive Officer since January 2006.

The Board has adopted a number of corporate governance-related measures to provide what it views as an appropriate balance between the need for dependable strategic leadership by Mr. Hyland and the need for oversight and objectivity of independent directors. Ten of our 11 directors are independent and each of the Audit Committee, Compensation Committee and Governance Committee is comprised entirely of independent directors. All directors play active roles in overseeing our business, both at the Board and committee levels. In addition, directors have full and free access to members of management and the authority to retain independent financial, legal or other advisors as they deem necessary without consulting or obtaining the approval of any member of management.

In addition, the Board selects an independent director, currently Mr. Clark, to serve as our Lead Director, a role that entails significant responsibility for independent Board leadership, including acting as a liaison between the independent directors and management, chairing executive sessions of the independent directors, chairing Board meetings when the Chairman is not present, and consulting with the Chairman on other matters pertinent to our business and the Board.

The Board believes that this leadership structure is the most effective for the Company at this time. Given the challenges that we continue to face in our end markets, the Board believes that having one leader serve as both Chairman and Chief Executive Officer facilitates decisive and effective leadership. The Board believes that this leadership structure, when combined with our other governance policies and procedures, provides appropriate opportunities for oversight, discussion and evaluation of decisions and direction of the Board.

Board's Role in Risk Oversight

The Board maintains oversight responsibility for the management of the Company's risks. While the Board oversees risk management, management is charged with assessing and managing risk. Our internal control environment is designed to identify and manage risks and to facilitate communication with the Board. Our internal audit department, which reports to the Audit Committee, facilitates our enterprise risk assessment and ongoing enterprise risk management processes, in coordination with our legal and compliance functions, and annually and regularly reports on risk-related issues to the Board and its committees to complement our strategic planning process. The Board also considers specific risk topics, including risks associated with our strategic plan, our capital structure and our development activities, and receives regular reports from the heads of our principal business and corporate functions that include discussions of the risks and exposures involved in their respective areas of responsibility.

The Board executes its oversight responsibility for risk assessment and management directly as well as indirectly through its committees. The Audit Committee has primary responsibility for overseeing risks related to our financial reporting, audit process, internal control over financial reporting and disclosure controls and procedures. In addition, the Audit Committee receives reports from internal audit and is apprised of the internal control processes and procedures for ensuring appropriate controls are in place. The Audit Committee also receives regular reports on compliance matters, including those reported on our whistleblower hotline or otherwise to our Chief Compliance Officer or other members of management. The Audit Committee has adopted communication guidelines and other policies to help ensure that it is adequately and promptly notified of any fraudulent activity.

The Compensation Committee, Governance Committee and Environment, Health and Safety Committee (the "EHS Committee") of the Board oversee risks associated with their respective areas of responsibility. The Board is kept informed of its committees' risk oversight through reports of the committees to the full Board.

Board Committee Information

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Governance Committee and the EHS Committee. An additional committee, the Executive Committee, meets only when called by the Chairman of the Board.

The following table shows information regarding the membership of each standing committee as of the date hereof:

Name	Audit	Compensation	Governance	EHS	Executive
Howard L. Clark, Jr.			Chairman	X	X
Shirley C. Franklin	X			X	
Thomas J. Hansen	X		X		
Gregory E. Hyland					Chairman
Jerry W. Kolb	X	X			
Joseph B. Leonard		Chairman			
Mark J. O'Brien		X		X	
Bernard G. Rethore	X	X		Chairman	
Neil A. Springer	Chairman	X			
Lydia W. Thomas			X	X	
Michael T. Tokarz			X	X	X
Number of fiscal 2012 meetings	13	5	4	4	0

Audit Committee

The Audit Committee's primary purpose is to assist the Board in fulfilling its responsibility to the Company's stockholders relating to the Company's financial reporting processes and systems of internal control over financial reporting. The Audit Committee is also responsible for determining whether the Company's financial systems and reporting practices are in accordance with applicable requirements. The Audit Committee retains and terminates the Company's independent registered public accounting firm and approves their services and fees.

The Board has determined that all Audit Committee members are financially literate under the NYSE Listed Company Manual. The Board has further determined that all Audit Committee members qualify as audit committee financial experts within the meaning of the rules and regulations of the SEC.

The Audit Committee has adopted procedures for pre-approving all audit and non-audit services provided by the independent registered public accounting firm. For both types of pre-approval, the

Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee also considers whether the independent independent registered public accounting firm is able to provide the most effective services, for reasons such as its familiarity with the Company's current and past business, accounting systems and internal operations, and whether the services enhance the Company's ability to manage or control risks and improve financial reporting quality. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee with respect to individual projects up to $100,000. The Audit Committee periodically monitors the services rendered and actual fees paid to the independent independent registered public accounting firm to ensure that such services are within the parameters approved by the Audit Committee.

Compensation and Human Resources Committee

The Compensation Committee is responsible for overseeing the Company's overall strategic human resources programs, including executive compensation, benefit plans and equity plans. The Compensation Committee approves and oversees the administration of the Company's material benefit plans, policies and programs, including all of the Company's equity plans and its executive bonus plan. The Compensation Committee also reviews and approves principal elements of total compensation for the Company's named executive officers and other executive officers and employment, severance and change-in-control arrangements for the Company's executive officers. Further, the Compensation Committee is responsible for reviewing and recommending the compensation of non-employee directors to the full Board, as well as reviewing and recommending directors' and officers' indemnification and insurance matters. The Compensation Committee also is responsible for overseeing an annual risk assessment process related to our compensation programs.

Nominating and Corporate Governance Committee

The Nominating Committee is responsible for, among other things, establishing the criteria for and the qualifications of persons suitable for nomination as directors and reporting its recommendations to the Board and developing and recommending to the Board a set of corporate governance principles applicable to the Company. The Nominating Committee will consider candidates for election as directors of the Company submitted by stockholders in accordance with the procedures described below under "- Director Nomination Process."

Environment, Health and Safety Committee

The EHS Committee reviews the policies and procedures of the Company regarding compliance with the various laws, regulations and rules pertaining to the environment and employee health and safety. The EHS Committee oversees performance by Company management against certain health and safety metrics and receives special reports when necessary or when requested. The EHS Committee provides oversight for the proposed scope of internal and independent environmental, health and safety audits and encourages activities that demonstrate sound environmental stewardship initiatives within the Company and with its customers and suppliers.

Executive Committee

The Executive Committee's principal function is to exercise the interim powers delegated to the Executive Committee at any time when any matter requires expeditious action by the Board or when it would not be practical for the full Board to meet to review or act on any matter.

Related Person Transactions

The Board has adopted a written Related Person Transaction Policy that is administered by the Governance Committee. The Policy applies to any transaction or series of transactions in which the Company is a participant, the amount involved exceeds or may be expected to exceed $120,000 and a related person has a direct or indirect material interest. Under the Policy, our General Counsel determines whether a transaction meets the requirements of a related person transaction requiring review by the Governance Committee. Transactions that fall within this definition will be referred to the Governance Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Governance Committee will decide whether or not to approve the transaction and will approve only those transactions that are in the best interests of the Company. In addition, the Board has delegated to the Chairman of the Governance Committee the authority to pre-approve or ratify any transaction with a related person in which the aggregate amount involved is expected to be less than $500,000. The Company did not engage in any transaction during fiscal 2012, and has no currently proposed transaction, in which the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest.

Compensation Committee Interlocks and Insider Participation

During fiscal 2012, none of the members of the Compensation Committee was a former or current officer or employee of the Company or had any relationships requiring disclosure under Item 404 of Regulation S-K. None of our executive officers serves or has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board or its Compensation Committee during fiscal 2012.

Director Nomination Process

In discharging its responsibility related to director nominations, the Governance Committee receives input from the Chairman of the Board, other directors and, if applicable, the Committee's professional search firm. The Governance Committee also considers and evaluates candidates recommended by stockholders, as described below. The Governance Committee evaluates all candidates, regardless of who recommended the candidate, based on the same criteria.

The Governance Committee decides whether to further evaluate each candidate and may select an independent professional search firm to assist in the discharge of its duties. The evaluation includes a reference check, interaction, interviews and discussions about the candidate's qualifications, availability and commitment. The Chairman of the Governance Committee interviews each qualified candidate and selects certain candidates to be interviewed by the Chairman of the Board and other members of the Governance Committee. The Governance Committee reviews the results of all interviews and makes a recommendation to the full Board with respect to nominating a candidate for election to the Board. The Board expects all candidates recommended to the full Board to have received the approval of all members of the Governance Committee.

The Governance Committee uses a skills matrix of key experience and competencies to evaluate candidates. The Governance Committee carefully reviews all directors and director candidates in light of these factors based on the context of the current and anticipated composition of the Board, the current and anticipated operating requirements of the Company and the long-term interests of its stockholders. In reviewing a candidate, the Governance Committee considers the candidate's integrity and independence, as defined in the Guidelines and in the NYSE Listed Company Manual.

Key characteristics that are required of all directors are personal ethics and integrity, leadership capabilities, business acumen, collaborative skills, interpersonal skills, commitment and independence. The Governance Committee does not expect or intend that each director has the same background, skills and experience. Instead, the Governance Committee expects Board members will have diverse backgrounds, skills and experiences.

Listed below are key competencies that are not necessary for all directors, but are necessary for the Board as a whole. The biographies of nominees appearing earlier in this Proxy Statement describe each nominee's relevant experience, qualifications and skills from the following list.

- *General Management Expertise.* Directors who have served in management positions are important to the Company since they bring experience and perspective in analyzing, shaping and overseeing the execution of important operational and policy issues at a senior level. These insights and guidance, and the ability to assess and respond to situations encountered in serving on our Board, may be enhanced if the leadership experience has been developed at businesses or organizations that operate in the manufacturing sector.
- *Financial Expertise*. Knowledge of financial markets, financing and funding operations, accounting and financial reporting processes is important since it assists our directors in understanding, advising and overseeing our capital structure, financing and investing activities, financial reporting and internal control of these activities.
- *Multiple-part Manufacturing and Operations Experience*. Since we operate in the manufacturing sector, education or experience in manufacturing is useful in understanding our research and development efforts, product engineering, design and manufacturing, operations and products and the market segments in which we compete.
- *Mergers and Acquisitions Experience*. Since we have adopted a strategy of selectively pursuing potential acquisitions, directors who have a background in M&A transactions can provide useful insight into developing and implementing strategies for growing our businesses through combination with other organizations. Useful experience includes consideration of the "fit" of a proposed acquisition with our strategy, the valuation of transactions and management's plans for integration with existing operations.
- *Strategic Planning Expertise*. We operate in very competitive markets and our businesses are subject to a wide variety of risks. Directors who have strategic planning experience can assist the Board in adopting policies and procedures that respond to the risks that we face.
- *Corporate Governance Expertise*. Directors who have corporate governance experience can assist the Board in fulfilling its responsibilities related to the oversight of our legal and regulatory compliance.
- *Offshore Sourcing Expertise*. Directors who have knowledge of trends and developments in offshore sourcing are important to us since we continue to evaluate sourcing certain of its products wherever doing so will lower costs while maintaining quality.
- *Marketing Expertise*. Since we believe that many of our products benefit from strong brand recognition, directors who have marketing experience can provide expertise and guidance as we seek to maintain and expand brand and product awareness and a positive reputation.
- *International Business Experience*. Since we manufacture and sell certain of our products outside the United States, directors with global expertise can provide a useful business and cultural perspective regarding many significant aspects of our businesses.
- *Government & Regulatory Affairs Expertise*. The manufacture and marketing of our products is subject to the rules and regulations of various federal, state and local agencies, and a significant portion of our business depends on local, state and federal spending on water and wastewater infrastructure upgrade, repair and replacement. Directors who have served in government positions or who have worked extensively with governments or regulatory bodies can provide insight into working constructively with governments or regulatory bodies.

Although the Board does not have a formal policy regarding diversity, diversity is one among many criteria considered by the Board when evaluating candidates. Diversity criteria may include gender, race, ethnic background, geographic origin or personal, educational and professional experience. The Governance Committee believes that the backgrounds and qualifications of the members of the Board, considered as a group, should provide an appropriate mix of experience, knowledge and abilities that will enhance the Board's oversight role.

A stockholder who wishes to submit a director candidate for consideration by the Governance Committee must do so by writing our Corporate Secretary and including, among other things, the candidate's biographical data. See "Stockholder Information - Procedures for Business Matters and Director Nominations for Consideration at the 2014 Annual Meeting of Stockholders - Notice Requirements for Nomination of Directors" for a description of these procedures.

Communicating with the Board

Stockholders and other interested parties may communicate with any of our directors, including our Lead Director and the Chairs of our committees, or our independent directors as a group, on Board - related issues by writing in care of our Corporate Secretary at our principal executive office address - 1200 Abernathy Road, N.E., Suite 1200, Atlanta, Georgia 30328. Stockholders and other interested persons may also communicate with directors by sending an email message to *boardofdirectors@muellerwp.com*, or with the Audit Committee by sending an email message to *auditcommittee@muellerwp.com*. These procedures may change from time to time, and you are encouraged to visit the Company's website at *www.muellerwaterproducts.com* for the most current means of contacting our directors.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for reviewing and considering any revisions to director compensation. The Compensation Committee reviews director compensation and compares it to director compensation paid by other companies in the peer group described under "Compensation Discussion and Analysis - Factors Considered by the Compensation Committee - Peer Group Benchmarking and Total Compensation." Any proposed changes are reviewed with the Compensation Committee's compensation consultant.

The Board reviews the Compensation Committee's recommendations and determines the amount of director compensation. The Board has determined that compensation for non-employee directors should comprise a mix of cash and equity-based awards. The Board believes that the interests of directors are aligned with the interests of stockholders by linking a portion of director compensation to Common Stock performance. Under our stock ownership guidelines, directors are required to hold at least 50% of Common Stock acquired through equity awards until they own Common Stock equal in market value to at least four times their annual retainer.

Annual Retainer

For fiscal 2012, each non-employee director received a retainer of $45,000. We pay annual retainers in quarterly installments. During fiscal 2012, the Chairmen of the Audit Committee and the Compensation Committee each received $15,000 for serving as Chairman, while the Chairmen of the Nominating Committee and EHS Committee each received $7,500 for serving as Chairman. Mr. Leonard replaced Mr. Donald Boyce as Chairman of the Compensation Committee in November 2011. Accordingly, the fee paid to the Chairman of the Compensation Committee during fiscal 2012 was divided between Messrs. Boyce and Leonard based on the portion of time each served as Chairman.

Meeting Fees

Non-employee directors each receive $1,500 for each Board and committee meeting attended. Meeting fees are paid monthly.

Equity Awards

Our Amended and Restated 2006 Stock Incentive Plan (the "2006 Stock Plan") provides that, on the date of our annual meeting of stockholders, the Company will grant equity-based awards with an economic value determined by the Compensation Committee to each non-employee director who is re-elected to the Board and has served as a director for a period of at least six months. In addition, the 2006 Stock Plan provides that each director shall receive an initial equity grant on the date on which he or she commences service as a director, the economic value and terms of which shall be as determined by the Compensation Committee. The number of units equivalent to the economic value of those awards is determined by the Compensation Committee's compensation consultant using the same methodologies used in determining the value of similar equity awards to management. See "Compensation Discussion and Analysis - Role of Compensation Consultant in Compensation Decisions."

In setting the dollar amounts of annual director equity awards for fiscal 2012, due to the relatively low Common Stock price per share at that time, the Compensation Committee and the Board managed awards to a stated "burn rate" and to be consistent with a reduction in economic value of fiscal 2012 equity awards for executives. This resulted in fiscal 2012 equity awards for directors that had below-market economic values and were also substantially below the economic value of the prior fiscal year's equity awards. In addition, to help manage the share pool and consistent with the fiscal 2012 equity awards for executives, the Compensation Committee adjusted the equity award weighting from 50% restricted stock units and 50% stock options used in previous years to 80% restricted stock units and 20% stock options for fiscal 2012. Accordingly, on January 25, 2012, each non-employee director (other than Mr. Hansen, who had not served as a director for six months at the time of the award) received equity-based awards with an economic value of $51,200 in the form of (a) options to purchase 6,965 shares of Common Stock with an exercise price equal to $2.79 per share, the closing price of Common Stock on the NYSE on the grant date and (b) 15,456 restricted stock units. In connection with his election to the Board, Mr. Hansen received an equity grant on October 26, 2011 with an economic value of $80,000 in the form of (a) options to purchase 25,974 shares of Common Stock with an exercise price equal to $2.90 per share, the closing price of Common Stock on the NYSE on the grant date and (b) 14,492 restricted stock units.

Travel Expenses

The Company reimburses directors for their travel and related expenses in connection with attending Board and Committee meetings and Board-related activities. Private air travel is reimbursed at a rate not to exceed the published price of a first class airline ticket for a comparable scheduled route.

Summary of Director Compensation

The following table shows fiscal 2012 compensation for our non-employee directors. None of our non-employee directors received any non-equity incentive plan compensation or participated in our pension or nonqualified deferred compensation plans. Mr. Hyland does not receive any compensation in connection with his service as a director.

Fiscal 2012 Director Compensation Table

	Fees Earned or Paid in Cash ($)			Stock Awards ($)[2]	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
Name	Annual Retainer [1]	Meeting Fees	Total				
Donald N. Boyce [3]	8,478	9,000	17,478	—	—	—	17,478
Howard L. Clark Jr.	52,500	24,000	76,500	43,122	11,632	—	131,254
Shirley C. Franklin	45,000	42,000	87,000	43,122	11,632	—	141,754
Thomas J. Hansen	41,943	40,500	82,443	42,027	44,935	—	169,405
Jerry W. Kolb	45,000	43,500	88,500	43,122	11,632	—	143,254
Joseph B. Leonard	58,981	22,500	81,481	43,122	11,632	—	136,235
Mark J. O'Brien	45,000	31,500	76,500	43,122	11,632	—	131,254
Bernard G. Rethore	52,500	49,500	102,000	43,122	11,632	—	156,754
Neil A. Springer	60,000	45,000	105,000	43,122	11,632	—	159,754
Lydia W. Thomas	45,000	30,000	75,000	43,122	11,632	—	129,754
Michael T. Tokarz [4]	45,000	28,500	73,500	43,122	11,632	5,344	133,598

(1) Includes fees earned as chairman of a committee of the Board.

(2) The dollar amounts shown for stock awards and option awards represent the aggregate grant date fair values computed in accordance with the applicable Accounting Standards Codification ("ASC") 718, Stock Compensation, excluding the effect of forfeitures. For information on the assumptions used to calculate the value of the awards, refer to Note 12 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012. The amounts reflect the expenses arising from restricted stock units and nonqualified stock options granted during fiscal 2012 that management expects to recognize for financial reporting purposes. Expense is recognized over the shorter of the grants' three-year vesting schedule or until a director becomes retirement-eligible pursuant to the terms of the 2006 Stock Plan. Messrs. Clark, Kolb, Leonard, O'Brien, Rethore and Springer were retirement eligible in January 2012 and Dr. Thomas became retirement-eligible in September 2012. Ms. Franklin and Messrs. Tokarz and Hansen become retirement-eligible in February 2013, January 2013 and June 2015, respectively.

(3) Mr. Boyce served as a director through November 30, 2011.

(4) Mr. Tokarz deferred the receipt of all of the director compensation earned in fiscal 2012 into 21,171 phantom shares of Common Stock. "All Other Compensation" represents amounts accrued on identical terms to dividends paid on Common Stock related to the accumulated stock equivalent share balance.

The following table shows information related to option awards and stock awards made to our directors that were outstanding at September 30, 2012.

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#)					
Name	**Grant Date**	**Exercisable**	**Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[1]**
Clark, Kolb, Leonard, O'Brien, Rethore and Springer [2]	5/25/2006	10,700	—	16.00	5/25/2016		
	3/22/2007	12,600	—	14.19	3/22/2017		
	1/30/2008	9,701	—	7.95	1/30/2018	—	—
	1/28/2009	9,546	—	7.76	1/28/2019	—	—
	1/28/2010	15,094	—	4.67	1/28/2020	—	—
	1/26/2011	15,094	—	4.21	1/26/2021	—	—
	1/25/2012	6,965	—	2.79	1/25/2022	—	—
	Total	79,700	—			—	—
Thomas [2]	1/28/2009	9,546	—	7.76	1/28/2019	—	—
	1/28/2010	15,094	—	4.67	1/28/2020	—	—
	1/26/2011	15,094	—	4.21	1/26/2021	—	—
	1/25/2012	6,965	—	2.79	1/25/2022	—	—
	Total	46,699	—			—	—
Franklin [3]	11/1/2010	8,602	17,204	2.92	11/1/2020	9,592	47,001
	1/25/2012	—	6,965	2.79	1/25/2022	15,456	75,734
	Total	8,602	24,169			25,048	122,735
Hansen [4]	10/26/2011	—	25,974	2.90	10/26/2021	14,492	71,011
	Total	—	25,974			14,492	71,011
Tokarz [5]	5/25/2006	10,700	—	16.00	5/25/2016		
	3/22/2007	12,600	—	14.19	3/22/2017		
	1/30/2008	9,701	—	7.95	1/30/2018		
	1/28/2009	9,546	—	7.76	1/28/2019		
	1/28/2010	10,063	5,031	4.67	1/28/2020	3,058	14,984
	1/26/2011	5,032	10,062	4.21	1/26/2021	6,116	29,968
	1/25/2012	—	6,965	2.79	1/25/2022	15,456	75,734
	Total	57,642	22,058			24,630	120,686

(1) The "market value" is calculated by multiplying the number of unvested restricted stock units by the closing price of Common Stock on the NYSE on September 30, 2012 of $4.90 per share.

(2) Each of these directors is retirement-eligible at September 30, 2012 pursuant to the terms of the 2006 Stock Plan. Therefore, their outstanding stock options are deemed vested and restrictions on their restricted stock units are deemed lapsed.

(3) Ms. Franklin becomes retirement-eligible in February 2013 pursuant to the terms of the 2006 Stock Plan. Therefore, all of her outstanding stock options will be deemed vested and restrictions on her restricted stock units will be deemed lapsed on that date. Otherwise, outstanding stock options vest and restrictions on restricted stock units lapse in equal installments on the first, second and third anniversaries of the grant dates.

(4) Mr. Hansen becomes retirement-eligible in June 2015 pursuant to the terms of the 2006 Stock Plan. Therefore, all of his outstanding stock options will be deemed vested and restrictions on his restricted stock units will be deemed lapsed on that date. Otherwise, outstanding stock options vest and restrictions on restricted stock units lapse in equal installments on the first, second and third anniversaries of the grant dates.

(5) Mr. Tokarz becomes retirement-eligible in January 2013 pursuant to the terms of the 2006 Stock Plan. Therefore, all of his outstanding stock options will be deemed vested and restrictions on his restricted stock units will be deemed lapsed on that date. Otherwise, outstanding stock options vest and restrictions on restricted stock units lapse in equal installments on the first, second and third anniversaries of the grant dates.

Deferred Compensation

The Board adopted the Mueller Water Products, Inc. Directors' Deferred Fee Plan, as amended, under which non-employee directors may elect to defer all or a portion of their directors' fees. The Company credits the deferred fees, at each electing director's option, to either an income account or a stock equivalent account, or divides the fees between the two accounts. If a director elects the income account, the Company credits the director's fees otherwise payable as a dollar amount to the director's income account on the date such fees would otherwise have been paid. The Company credits the income account quarterly with interest at an annual rate equal to the yield of a 10-year U.S. Treasury Note at the beginning of such calendar quarter plus 1.00%. If a director elects the stock equivalent account, the Company converts the director's fees otherwise payable during a calendar quarter to stock equivalent shares equal in number to the maximum number of shares of Common Stock, or fraction thereof (to the nearest one hundredth (1/100) of one share), which could be purchased with the dollar amount of such fees at the closing market price of Common Stock on the first trading day of the following calendar quarter. The Company also credits the stock equivalent account with stock equivalent shares equal in number to the maximum number of shares of Common Stock, or fraction thereof (to the nearest one hundredth (1/100) of one share), which could have been purchased with the cash dividend, if any, which would have been payable had the participant been the owner of a number of shares of Common Stock equal to the number of stock equivalent shares credited to his account at the payment date for such dividend.

The Company makes deferred payments in January of the year determined by the non-employee director pursuant to an election filed with the Corporate Secretary of the Company. The payments may be made in any calendar year not earlier than the year in which the participant has his or her 72nd birthday or the year of the participant's termination of his or her services as a director, with the payment made in cash in one, five, ten or fifteen annual installments as determined by the participating director in his or her election form. During fiscal 2012, Mr. Tokarz was the only non-employee director who participated in this plan. Mr. Tokarz's deferred payments are maintained in a stock equivalent account.

COMPENSATION DISCUSSION AND ANALYSIS

Table of Contents

Named Executive Officers

This Compensation Discussion and Analysis is intended to provide our stockholders with information about the compensation awarded to our named executive officers ("NEOs") in fiscal 2012, who were:

- Gregory E. Hyland, Chairman, President and Chief Executive Officer
- Evan L. Hart, Senior Vice President and Chief Financial Officer
- Robert D. Dunn, Senior Vice President, Human Resources
- Gregory E. Rogowski, President of Mueller Co.
- Thomas E. Fish, President of Anvil
- Paul T. Ciolino, Former President of U.S. Pipe

Mr. Ciolino served as an executive officer during fiscal 2012, but his employment with us terminated upon completion of the sale of our former U.S. Pipe segment in April 2012.

Fiscal 2012 Compensation Considerations

Our overall compensation philosophy for executives is to align each executive's compensation with the Company's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to our long-term success.

- ***Pay-for-performance.*** We design our executive compensation programs with the intent to align the substantial majority of pay with performance. We set clear and measurable financial goals for corporate and business segment performance and differentiate based on individual achievement. In evaluating performance, we assess progress toward strategic priorities. The principal elements of our compensation program for executives are base salary, annual cash incentives, long-term equity-based incentives and benefit programs. Key elements of our fiscal 2012 compensation program include:
    - 80% of compensation under our fiscal 2012 annual cash incentive plan was tied to performance against pre-established financial performance goals and 20% was tied to performance against pre-established individual performance goals; and

- 36% of fiscal 2012 total compensation was in the form of long-term equity compensation, which generally vests or becomes exercisable, as applicable, over a three-year period, with no dividends or dividend equivalents paid on underlying shares during such period.

- ***2012 Company performance.*** Highlights of our fiscal 2012 consolidated results from continuing operations include the following elements, which were used by the Compensation Committee to assess overall Company performance and determine incentive plan compensation:
  - Increased net sales by 6.1% year-over-year to $1,023.9 million;
  - Increased adjusted income from operations by 18.4% year-over-year to $68.4 million;
  - Increased adjusted net income by $9.1 million year-over-year to $7.2 million;
  - Reduced average investment in working capital to $238.9 million, or 23% of net sales; and
  - Generated $49.7 million in adjusted free cash flow.
  - We also reduced net debt by $77.5 million, and returned value to our stockholders through an 114% increase in our Common Stock price (from October 3, 2011 through September 30, 2012) and the payment of $0.07 per share in dividends during fiscal 2012.
  - See Exhibit A for a reconciliation of non-GAAP financial measures to GAAP financial results.

- ***Impact of fiscal 2012 Company performance on incentive compensation.*** The incentive compensation earned by our executives in fiscal 2012 reflects our Company performance for the fiscal year. Our annual incentive plan paid out in excess of the target performance levels because our actual results exceeded target levels as described in more detail below.

- ***We continue to implement and maintain best practices for executive compensation.*** For example:
  - Our compensation programs are designed to mitigate undue risk by utilizing, among other things, multiple performance targets and caps on potential payments; and we conduct a risk assessment of incentive-based compensation plans each year;
  - We can recover cash- or equity-based compensation paid to executives in various circumstances, including where the compensation is based upon the achievement of specified financial results that are the subject of a subsequent restatement;
  - We review tally sheets for our executives prior to making annual compensation decisions;
  - We evaluate share utilization by reviewing overhang levels (the dilutive impact of equity compensation on our stockholders) and analyzing annual run rates (the aggregate shares awarded as a percentage of total outstanding shares);
  - Our equity incentive plan prohibits the repricing or exchange of equity awards without stockholder approval;
  - Our annual equity awards provide for vesting over a three-year period, except in limited circumstances involving certain terminations of employment;
  - We do not permit hedging transactions or short sales by executives or directors in shares of Common Stock; and

- Our executives are subject to stock ownership guidelines that require them to reach certain levels of stock ownership and they may not sell more than 50% of Common Stock awarded (except to meet tax withholding obligations) if doing so would cause them to fall below required levels.

- ***We have further enhanced the pay-for-performance aspects of our compensation programs for fiscal 2013.***
  - We recently redesigned our long-term incentive program to replace grants of stock options with grants of performance-based restricted stock units. These units generally will vest after a three-year performance period and the number of shares that may be earned over the performance period will be based on the achievement of pre-established financial performance targets for each year of the performance period. This enhancement will be reflected in executive compensation for fiscal 2013; and
  - We recalibrated the group of 24 peer companies selected by the Compensation Committee to align more closely with, among other things, the current size of the Company's business. This recalibration resulted in the removal of five companies from our peer group. The recalibrated peer group of 19 companies will be used for benchmarking purposes during fiscal 2013.
- ***Results of prior year Say on Pay vote.*** At our 2012 annual meeting of stockholders, our advisory vote on executive pay received the support of approximately 97% of the votes cast. We carefully consider feedback from our stockholders regarding executive compensation matters.
  - Based on strong stockholder support expressed for our executive compensation program, the Compensation Committee applied the same effective principles and pay-for-performance philosophy in structuring executive compensation for fiscal 2012, and further enhanced our pay-for-performance philosophy through the changes to our incentive plan and equity grant program for fiscal 2013.
  - Stockholders are invited to express their views or concerns on executive compensation directly to the Chairman of the Compensation Committee in the manner described above under "Corporate Governance - Communicating with the Board."

Overview

Our Company Performance in Fiscal 2012

Highlights of our fiscal 2012 consolidated results from continuing operations include the following elements, which were used by the Compensation Committee to assess overall Company performance and determine incentive plan compensation.

Our net sales in fiscal 2012 were $1,023.9 million, compared to $964.6 million in fiscal 2011. Our adjusted net income in fiscal 2012 was $7.2 million. We define adjusted net income for this purpose as consolidated net income (loss) adjusted to eliminate discontinued operations, restructuring charges, amortization of deferred losses on interest rate swap contracts, valuation allowance of deferred income tax assets, loss on early extinguishment of debt, and certain other nonrecurring costs.

Since 2006, the exposure of our net sales to the residential construction market has decreased from approximately 40% to 5%. Our previously high level of exposure to the residential construction market caused our financial results to be severely impacted by the economic downturn in recent years. Our primary end markets in fiscal 2012 were the repair and replacement of municipal water distribution and treatment systems, non-residential construction, oil & gas and residential construction.

Our adjusted operating income for fiscal 2012 was $68.4 million, compared to $57.7 million for fiscal 2011. We define adjusted operating income for this purpose as income from operations adjusted to exclude the operating results of newer technology products and services and restructuring charges.

Our adjusted free cash flow for fiscal 2012 was $49.7 million. We define adjusted free cash flow for this purpose as consolidated cash flows from operating activities adjusted to remove primarily restructuring charges less capital expenditures.

In fiscal 2012, certain significant operational and financial accomplishments included:

- *Completed the Sale of U.S. Pipe.* Effective April 1, 2012, we completed the sale of our former U.S. Pipe segment. The sale of U.S. Pipe has enabled us to focus on our higher margin businesses and newer technology initiatives.

- *Reduced Working Capital.* During fiscal 2012, we reduced our average investment in working capital to $238.9 million, or 23% of net sales, compared to average working capital of $259.9 million, or 27% of net sales, during fiscal 2011, while maintaining superior service levels. Working capital represents an investment by a company to support its business activities. The lower a company can drive its working capital while maintaining its service levels, the more efficiently the company is using its capital. Lower working capital allows for alternative uses of financial resources; for example, to reduce debt, make capital investments and pay dividends to stockholders. We define working capital for this purpose as the average of adjusted current assets less adjusted current liabilities over the course of a year, which measures exclude cash and cash equivalents, deferred income taxes, debt and items reported as held for sale.

- *Reduced Net Debt.* At September 30, 2012, net debt was $539.8 million, compared to $617.3 million at September 30, 2011. Since September 30, 2009, we have reduced net debt by $138.8 million. Net debt represents a priority claim on a company's financial resources as a company must service that debt through interest payments and repayments of principal. When a company lowers its debt service requirements, its financial resources are available for other purposes. We define net debt as total debt less cash and cash equivalents.

Compensation Philosophy

The Compensation Committee has identified the following guiding principles in overseeing the compensation program for our executives:

- *Set Executive Compensation at Competitive Levels.* To attract qualified executives, motivate performance and retain executives with the abilities and skills needed to build long-term stockholder value, total compensation should be competitive and should reflect the value of comparable positions in the market and within the Company.

- *Motivate Achievement of Financial and Individual Performance Goals.* A significant portion of an executive's overall compensation depends on the achievement of financial and individual performance goals determined at the beginning of each fiscal year. Additionally, the portion of an executive's targeted total compensation that is performance-based increases as a function of the executive's responsibilities and ability to influence results.

- *Reward Superior Performance.* While the total compensation for an executive should be both competitive and tied to achievement of financial and strategic goals, we seek to provide above target payouts when actual performance exceeds targeted levels.
- *Align Executives' and Stockholders' Interests.* Executives' interests are more directly aligned with the interests of our stockholders when compensation programs:
    - emphasize both short and long-term financial performance;
    - are significantly impacted by the value of common stock; and
    - require significant ownership of common stock.

A significant portion of the compensation for our executives is comprised of long-term equity awards and the Compensation Committee has adopted stock ownership guidelines that require executives to hold at least 50% of Common Stock acquired through equity awards until specified ownership levels have been met.

Compensation Elements

Each element of our executive compensation programs for fiscal 2012 was reviewed and approved by the Compensation Committee, with the intention to meet the objectives described in the following table.

Element	Type	Terms	Objective / Focus
Cash	Salary	• Fixed amount of compensation for performing day-to-day responsibilities • Executives generally eligible for increase annually, depending on market movement and performance	• Rewards scope of responsibility, experience and individual performance
	Annual Incentive	• Provides the opportunity for annual incentive awards for achieving short-term financial and individual performance goals measured over the current year	• At risk, depending on satisfaction of annual goals
Long-Term Incentive Compensation	Restricted Stock Units (80% of total 2012 target long-term incentive compensation value)	• Vest over three years from the grant date • Paid in shares of common stock upon vesting	• Provides at-risk variable pay over a number of years • Rewards overall Company performance that translates to stock price performance over time • Aligns the long-term interests of executives with stockholders
	Stock options (20% of total 2012 target long-term incentive compensation value)	• Options vest over three years from the grant date • Receive shares of common stock upon vesting and payment of exercise price	• Provides at-risk variable pay over a number of years • Value only received if our stock price increases over time • Aligns the long-term interests of executives with stockholders
Retirement	Savings Plan	• A qualified 401(k) plan that provides participants with the opportunity to defer a portion of their compensation, up to tax code limitations, and receive a company matching contribution	• 401(k) plan encourages employee savings • We do not offer any non-qualified supplemental savings plans for executives
Other	Perquisites	• Certain other benefits provided to executives by the Company, as described below	• Promote health and provide financial, legal, tax and executive long-term disability assistance for executives

Risk and Incentive Compensation

The Compensation Committee has conducted an assessment of our compensation policies and practices and has concluded that these policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. This process included a review of the risk profile of our compensation policies and practices for all employees. To facilitate its review, the Compensation Committee engaged its independent compensation consultant to review the Company's compensation structure to identify any design elements that might encourage excessive risk taking. The compensation consultant discussed with the Compensation Committee its review and conclusions about our compensation policies and practices. The Compensation Committee concluded that the Company's incentive plans are not likely to encourage excessive risk taking.

In conducting its review, the Compensation Committee noted several of the Company's compensation policies and practices that mitigate risk, including:

- using multiple performance measures in annual incentive awards;
- capping payout levels for annual bonuses;
- maintaining a performance/payout curve that is linear, with no break-points;
- using multiple long-term incentive vehicles;
- maintaining change-in-control severance arrangements applicable to senior executives;
- maintaining stock ownership guidelines applicable to senior executives;
- maintaining an anti-hedging policy; and
- maintaining a clawback policy applicable to executives.

Because performance-based incentives play a large role in the Company's executive compensation program, the Compensation Committee believes it is important that such incentives do not result in actions that may conflict with the long-term best interests of the Company or its stockholders. We believe that the base salaries of our executives, reviewed against the salaries of similarly situated executives at peer group companies, are a sufficient component of total compensation to discourage excessive risk taking.

The Compensation Committee establishes financial and individual performance goals under our cash incentive bonus plan based on budgeted performance levels included in operating plans that are pre-approved, reviewed and carefully monitored by the Compensation Committee and the Board. The Compensation Committee approves financial and individual performance goals that it and management believe can be achieved without the need to take inappropriate risks or make inappropriate changes to our businesses or strategy. Annual cash incentive bonuses are capped at 200% of the applicable target.

The Compensation Committee uses financial performance measures, such as "working capital as a percent of net sales", "adjusted operating income", "adjusted free cash flow" and "adjusted net income" to encourage the efficient use of our resources. The Compensation Committee annually considers revisions to the metrics used, and reviews progress against them during the year. The Compensation Committee believes the use of widely-accepted financial metrics with carefully determined thresholds and maximums makes it unlikely that the risk to us will be increased in any material way.

The Compensation Committee reviews individual components of the incentive compensation goals to ensure that they reward performance that would add value to the Company and its stockholders. Long-term incentive awards for executives are granted in equity, and value is enhanced only through appreciation of the price of our Common Stock. Company policy generally requires executives to hold at least 50% of Common Stock acquired through equity awards until specified ownership levels have been met. The Compensation Committee believes that having a significant amount of incentive compensation that vests over three years and "clawback" provisions in our incentive plans discourage excessive risk taking.

Role of Management in Compensation Decisions

The Compensation Committee and the Chief Executive Officer discuss the financial metrics intended to closely align performance targets of the business units and the Company with the strategic goals of the Company. The Compensation Committee and the Chief Executive Officer also discuss the individual goals and desired initiatives for each executive to determine the goals that should be used and the extent to which performance targets for the previous year have been achieved.

The Compensation Committee reviews information provided by its compensation consultant and uses that information as a reference point for the components of compensation. The Chief Executive Officer makes recommendations to the Compensation Committee for executives other than himself with respect to annual salary adjustments, annual incentive adjustments and grants of equity awards under the Company's incentive plans. The Compensation Committee approves or modifies the compensation of these executives, taking into consideration the Chief Executive Officer's recommendations.

The Compensation Committee annually receives input from the entire Board with respect to the Chief Executive Officer's performance and recommends his compensation level to the Board. The Board discusses and approves the annual salary of the Chief Executive Officer. The Chairman of the Compensation Committee and another Compensation Committee member designated by the Chairman meet with the Chief Executive Officer to discuss the Chief Executive Officer's performance and compensation based on evaluations received from the Board. These discussions are considered by the Compensation Committee in setting all elements of the compensation for the Chief Executive Officer.

In fiscal 2012, the Chief Executive Officer was present at all of the Compensation Committee meetings, but was excused from the executive sessions of the Compensation Committee and did not participate in meetings or deliberations where his compensation was discussed.

Role of Compensation Consultant in Compensation Decisions

The Compensation Committee has sole authority to select and retain a compensation consultant, including authority to approve fees and retention terms. For fiscal 2012, the Compensation Committee retained Meridian Compensation Partners, LLC as the Committee's compensation consultant. The Compensation Committee reviews the performance of its compensation consultant annually.

In fiscal 2012, the compensation consultant's responsibilities included, but were not limited to:

- providing recommendations regarding the composition of our peer group;
- preparing and analyzing peer group compensation data;
- reviewing and advising on the performance measures to be used in incentive awards;
- valuing equity awards; and
- reviewing and advising on principal aspects of executive and non-employee director compensation, including base salaries, bonuses and equity awards for executives, and cash compensation and equity awards for non-employee directors.

In October 2012, the Compensation Committee considered the independence of its compensation consultant in light of new SEC rules and proposed NYSE listing standards. The Compensation Committee requested and received a letter from the compensation consultant addressing the consulting firm's independence, including the following factors:

- other services provided to us by the consultant;
- fees paid by us as a percentage of the consulting firm's total revenue;
- policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest;
- any business or personal relationships between the individual consultants involved in the engagement and a member of the Compensation Committee;
- any Common Stock owned by the individual consultants involved in the engagement; and
- any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement.

The Compensation Committee discussed these considerations and concluded that the work of the compensation consultant did not raise any conflict of interest.

During fiscal 2012, the compensation consultant attended all of the Compensation Committee's meetings. In the course of fulfilling its consulting responsibilities, representatives of the compensation consultant regularly communicate with the Chairman of the Compensation Committee outside of regular Compensation Committee meetings.

Factors Considered by the Compensation Committee

Peer Group Benchmarking and Total Compensation

Historically, each year, the Compensation Committee and its compensation consultant reviewed the prior year peer group, considering companies that were likely to compete with the Company for executive talent, companies with similar organizational structures and strategic focus and other considerations. The Compensation Committee's compensation consultant then collected peer group compensation data and prepared an executive benchmarking study using a market regression analysis to size-adjust the market data for the net sales size of the Company as a whole and for each separate business unit.

To reduce the costs associated with its compensation consultant, in 2011 the Compensation Committee instructed its compensation consultant to update the executive benchmarking study every other year, rather than annually. Therefore, in setting pay opportunities for fiscal 2012, the Compensation Committee used the 24-company peer group (the "Peer Group") listed below, which was identical to the peer group used for fiscal 2011, and referenced the executive benchmarking study completed in October 2010, which was identical to the study used for fiscal 2011 pay decisions.

During fiscal 2012, the Compensation Committee recalibrated the Peer Group by removing five companies in order to more closely align the group with, among other factors, the size of the Company's business after the sale of U.S. Pipe. The Compensation Committee intends to use the recalibrated peer group for benchmarking and other purposes related to fiscal 2013 compensation.

The Peer Group companies have a primary manufacturing component to their businesses and are publicly traded or otherwise file financial statements with the SEC. In addition, the Compensation Committee believed the Peer Group was an appropriate group to use for comparison of target levels of compensation because companies in the Peer Group were likely to seek executives with similar backgrounds and experience to the Company's executives.

The Compensation Committee regularly reviews the target total compensation of each executive and compares it to the target total compensation of comparable executives in the Peer Group. The Compensation Committee targets total compensation at the regressed 50th percentile of the Peer Group plus or minus 15%, subject to individual adjustments based on experience, length of service, individual performance and other factors deemed appropriate by the Compensation Committee. Depending on business and individual performance results, an executive's total compensation may be within, below or above the target range for that position.

Fiscal 2012 Peer Group

Allegheny Technologies Incorporated *	IDEX Corporation
Ametek, Inc.	Lennox International Inc.
Armstrong World Industries, Inc.	Mueller Industries, Inc.
Badger Meter, Inc.	Otter Tail Corporation
Cameron International Corporation *	Pentair, Inc. *
Crane Co.	Quanex Building Products Corporation
Curtiss-Wright Corporation	Robbins & Myers, Inc
Donaldson Company, Inc.	Roper Industries, Inc.
EnPro Industries, Inc.	Sauer-Danfoss Inc.
Flowserve Corporation *	Valmont Industries, Inc.
FMC Technologies *	Watts Water Technologies, Inc.
Graco Inc.	Worthington Industries, Inc.

* This company will not be part of our peer group for benchmarking or other purposes related to fiscal 2013 compensation.

Tally Sheets

The Compensation Committee regularly reviews "tally sheets" for each executive, which are prepared by management and reviewed by the compensation consultant prior to being provided to the Compensation Committee. The tally sheets contain information concerning prior years' compensation, proposed compensation for the current year, outstanding equity awards (both vested and unvested) and various termination-of-employment scenarios. The tally sheets enable the Compensation Committee to view and evaluate many facets of executive compensation, understand the magnitude of potential payouts as a result of termination-of-employment scenarios and consider changes to our compensation program, arrangements and plans in light of emerging trends.

Wealth Accumulation Review

The Compensation Committee reviews certain "wealth accumulation" calculations, such as projections of how much an executive is projected to earn or accrue over time through cash and equity compensation or through certain benefits. The most variable vehicle for wealth accumulation is equity awards, and the Compensation Committee intends for recipients of equity awards to receive their full benefit with improved Company performance and the resulting improvement in the per-share price of our Common Stock. This review is intended to ensure that management's interests are aligned with the long-term interests of the Company and its stockholders.

Compensation Elements

For fiscal 2012, compensation elements for NEOs include base salary, annual cash incentive awards, long-term equity-based compensation, retirement benefits and certain perquisites. These compensation elements are described below.

Salary

The Compensation Committee regularly compares the salary of each executive to the regressed 50th percentile of comparable executives in the Peer Group and uses that benchmark as a guide. In some cases the Compensation Committee may set salaries higher or lower than the 50th percentile. Salaries are adjusted for the NEOs on February 1 of each year. As a result of the Compensation Committee's assessment of the October 2010 benchmarking study, the NEOs received annual salary increases in February 2012 as set forth below. These increases were based on the Compensation Committee's assessment of individual performance and served to bring the salary of each NEO to within the plus or minus 15% range of the 50th percentile.

Name	Fiscal 2012 Salary (Annualized) ($)	Fiscal 2011 Salary (Annualized) ($)	Percent Increase
Gregory E. Hyland	875,000	853,000	2.58
Evan L. Hart	369,100	345,200	6.92
Robert D. Dunn	307,700	300,100	2.53
Gregory E. Rogowski	398,200	388,400	2.52
Thomas E. Fish	389,800	380,200	2.52
Paul T. Ciolino	363,900	355,000	2.51

Annual Cash Incentive Awards

The Compensation Committee compares the target annual cash incentive compensation of each executive to the regressed 50th percentile of comparable executives in the Peer Group and uses that benchmark as a guide. For fiscal 2012, the total target opportunity for the NEOs was within the 50th percentile of the Peer Group, plus or minus 15%, and was weighted 80% based on the achievement of two financial performance goals described below and 20% based on the achievement of individual performance goals that are structured to add value to the Company and its stockholders. Under the annual incentive plan, the Compensation Committee may decrease, but not increase, the amounts payable to participants.

Financial Performance Goals

For corporate executives, the financial performance goals selected by the Compensation Committee for fiscal 2012 were based on adjusted net income (defined as consolidated net income (loss) adjusted to eliminate discontinued operations, restructuring charges, amortization of deferred losses on interest rate swap contracts, effect of valuation allowances against deferred income tax assets, loss on early extinguishment of debt, and certain other nonrecurring costs) and adjusted free cash flow (defined as consolidated cash flows from operating activities adjusted to remove primarily restructuring charges less capital expenditures). The Compensation Committee chose these metrics to encourage particular focus on delivering net income and managing the balance sheet while optimizing cash flow.

For segment executives, the financial performance goals selected by the Compensation Committee were based on the segment's adjusted operating income (defined as operating income (loss) adjusted to exclude the operating results of newer technology products and services and restructuring charges) and working capital (defined as the segment's average of adjusted current assets less adjusted current liabilities over the course of fiscal 2012, which measures exclude cash and cash equivalents, deferred income taxes and debt) as a percent of the segment's net sales. The Compensation Committee chose these performance goals to encourage particular focus on delivering operating income and managing the balance sheet while optimizing cash flow. Mr. Ciolino did not receive any compensation under this plan in fiscal 2012.

The following table shows the fiscal 2012 financial performance targets for each NEO (other than Mr. Ciolino) along with the attained results. The Compensation Committee determined numeric goals targeting percentage increases over the prior year's results.

Financial Performance

		Results Required to Achieve Bonus ($ in millions)					
Name	**Financial/Operational Metric**	**Weight**	**Threshold**	**Target (100%)**	**Maximum (200%)**	**2012 Actual Results ($ in millions)**	**Actual 2012 Payout Factor (% of Target Bonus)**
Gregory E. Hyland Evan L. Hart and Robert D. Dunn	Consolidated Adjusted Net Income (Loss)	50%	$ (16.0)	$ 3.9	$ 24.0	$ 7.2	116.5%
	Consolidated Adjusted Free Cash Flow	30%	$ (6.0)	$ 8.7	$ 25.1	$ 49.7	200.0%
Gregory S. Rogowski	Mueller Co. Adjusted Income from Operations	50%	$ 50.1	$ 71.6	$ 93.0	$ 75.5	118.2%
	Mueller Co. Average Working Capital as a Percent of Net Sales	30%	28.2%	26.9%	25.0%	25.9%	152.6%
Thomas E. Fish	Anvil Adjusted Income from Operations	50%	$ 25.8	$ 36.9	$ 48.0	$ 37.6	106.3%
	Anvil Average Working Capital as a Percent of Net Sales	30%	25.2%	23.9%	22.6%	23.8%	107.7%

Individual Performance Goals

The Compensation Committee, as administrator of the annual incentive plan, establishes individual performance goals for senior executives. All individual performance goals are set with minimum (or threshold), target and maximum objectives for each individual performance goal.

In fiscal 2012, individual goals had a total weight of 20% of the total cash incentive target. Individual goals are designed to be quantifiable to the extent practicable and are also reviewed subjectively. For example, individual goals for fiscal 2012 included specific initiatives related to a potential sale of U.S. Pipe, improvements in specific safety and productivity metrics across all business units and new product development goals tied to financial results. The percent achievement of individual goals is determined by the executive's direct supervisor and agreed to or modified by the Chief Executive Officer and the Compensation Committee.

In fiscal 2012, the Compensation Committee used the financial goal of average working capital as a percent of the Company's net sales to determine the availability of a pool from which to pay the individual performance portion of Mr. Hyland's incentive award. Based on his achievement of individual performance goals for fiscal 2012, the Compensation Committee determined that Mr. Hyland had earned an incentive award for the individual performance portion of $171,364.

Fiscal 2012 Annual Cash Incentive Awards

Based on performance in fiscal 2012 against all performance goals, the following were the target and actual incentive plan awards for fiscal 2012 for each NEO (other than Mr. Ciolino):

	At Target Performance		At Actual Performance	
Name	**% of Salary**	**Amount ($)**	**% of Salary**	**Amount ($)**
Gregory E. Hyland	100	867,667	137.9	1,197,380
Evan L. Hart	75	270,850	99.8	360,230
Robert D. Dunn	55	167,842	77.9	237,916
Gregory E. Rogowski	75	296,200	94.7	374,041
Thomas E. Fish	75	289,950	76.8	297,083

Long-Term Equity-Based Compensation

Fiscal 2012 Equity Awards

The Compensation Committee used the regressed 50th percentile relative to the Peer Group as a guide in setting the dollar amounts of the annual equity awards for fiscal 2012. However, due to the relatively low Common Stock price per share, the Compensation Committee managed the awards to a stated "burn rate" that resulted in below market grant values for the NEOs. As a result, the total target opportunity for the NEOs was substantially below the target range of plus or minus 15% of the regressed 50th percentile of the Peer Group. In addition, to help manage the share pool and to provide a greater level of retention, the Compensation Committee adjusted the weighting from 50% restricted stock units and 50% stock options used in previous years to 80% restricted stock units and 20% stock options for fiscal 2012.

The Compensation Committee approves a dollar value for the long-term equity-based compensation to the NEOs and other executives and its compensation consultant determines a specified number of stock options and restricted stock units that equals that value. In determining the actual number of stock options and restricted stock units to be granted, the Compensation Committee relied on calculations provided by its compensation consultant. The economic value calculated for each award is based on a modified Black-Scholes methodology for options and discounted value methodology for restricted stock units. The economic value depends, in part, on the features of the grant, the historical volatility of the Common Stock prices and includes assumptions relating to term, vesting schedule, and the impact of certain employment terminations, among others. The Compensation Committee annually reviews the assumptions used by its compensation consultant in determining the values of those awards and the values used for financial reporting purposes. The economic values derived for stock option and restricted stock unit grants differ from the grant date fair values used for financial reporting and proxy disclosure purposes.

Timing of Equity Awards

While the Compensation Committee may grant equity awards at any of its scheduled meetings or by unanimous written consent, it generally grants awards at its November/December meeting each year, except for awards related to promotions or new hires. Grants approved during scheduled meetings become effective and are priced as of the date of approval or a pre-determined future date based on hire date. Grants approved by unanimous written consent become effective and are priced as of a pre-determined future date. All stock options have a per-share exercise price equal to the closing stock price on the New York Stock Exchange on the effective date of the grant.

Retirement Benefits

The Company offers retirement benefits to its executives and other employees to provide a competitive source of retirement income. These retirement benefits are provided through the vehicles described below.

Retirement Savings Plan Applicable to Employees Generally

The Mueller Water Products, Inc. Retirement Savings Plan ("Savings Plan") is a 401(k) plan that provides retirement benefits for non-union employees of the Company and participating subsidiaries. Each of our NEOs, other than Mr. Ciolino, participated in the Savings Plan in fiscal 2012 on the same basis as all of our employees.

Deferred Compensation Plan

In accordance with the terms of Mr. Hyland's employment agreement with Walter Industries, Inc. (now Walter Energy), dated September 9, 2005, the Company adopted a limited retirement savings plan effective from April 1, 2007 (Savings Plan). That employment agreement was assigned to and assumed by the Company on December 14, 2006 and has been subsequently amended and restated without changing the amount of the benefit to which Mr. Hyland is entitled. The Savings Plan is an unfunded plan of deferred compensation. Under the Savings Plan, the Company credited a bookkeeping account for Mr. Hyland, commencing April 16, 2007 and as of the 16th day of each calendar month thereafter through September 16, 2010, with an amount equal to 10% of Mr. Hyland's then current monthly base salary. The amounts credited to the Savings Plan bear interest at 120% of the long-term Applicable Federal Rate (as defined in the Internal Revenue Code) until payment. At September 30, 2012, $566,250 has been accrued and credited to Mr. Hyland's deferral account, and no further accruals will occur to the account, except for interest.

Upon termination of Mr. Hyland's employment at the Company, other than for cause, all deferred compensation under the Savings Plan will be paid as a lump sum to Mr. Hyland, subject to the terms of the Savings Plan. Upon a termination of employment for cause, the entire Savings Plan account will be forfeited. The Company's fiscal 2012 accruals to the Savings Plan for Mr. Hyland were $17,241.

Paul T. Ciolino Incentive Compensation Program

On June 10, 2011, the Company implemented a new compensation program for certain employees of U.S. Pipe, including Mr. Ciolino. Under the program, Mr. Ciolino became entitled to receive a special bonus award of $800,000 upon the occurrence of certain events affecting corporate ownership of U.S. Pipe, with an additional special bonus award of $300,000 if certain financial targets were also met, as set and determined by the Compensation Committee, which pre-approved those goals. Mr. Ciolino received the $800,000 special bonus award in connection with the closing of the sale of U.S. Pipe by the Company, but he did not qualify for the additional special bonus award. In connection with the sale of U.S. Pipe in April 2012, the Company assigned the employment agreement with Mr. Ciolino to U.S. Pipe.

Other Benefits

Perquisites

The Company provides certain perquisites to the NEOs that the Compensation Committee believes are reasonable and consistent with its overall compensation program. The perquisites provided are intended to contribute to the improved health of the executives, facilitate business development, enhance personal financial management or represent a competitive practice that helps to attract and retain executives.

In fiscal 2012, the Compensation Committee offered its NEOs limited perquisites, including a car allowance, life insurance, supplemental long-term disability insurance, reimbursement for certain financial planning, legal, relocation and physical examination expenses.

Severance Benefits

Each NEO is entitled to severance benefits. See “Executive Compensation - Potential Payments Upon Termination or Change-in-Control.”

Change-in-Control Agreements

Change-in-control agreements are used to create incentives for executives to build stockholder value and to seek the highest value possible for stockholders should the Company be acquired, despite the risk of losing employment and potentially not having the opportunity to otherwise vest in equity awards. The Company's change-in-control agreements for executives are intended to operate with a “double trigger,” meaning that acceleration of vesting and severance payments does not occur upon a change in control unless the executive's employment is involuntarily terminated (other than for cause or for termination for good reason) within 24 months following a change-in-control transaction. The Compensation Committee believes this structure strikes an appropriate balance of incenting executives without providing benefits to executives who continue to enjoy employment with an acquiring company. The Compensation Committee also believes this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive team and who may perceive this objective to be undermined if executives receive significant acceleration payments in connection with such a transaction and are no longer required to continue employment to earn the remainder of their equity awards.

In May 2011, the Company established a special bonus award and termination protection program for certain employees of U.S. Pipe, including Mr. Ciolino. Pursuant to certain conditions, Mr. Ciolino became entitled to receive a termination payment equal to 100% of his then current salary if a change in control occurred prior to June 30, 2012 and his employment is terminated prior to the second anniversary of the closing of such a transaction. The terms of the program stipulate that U.S. Pipe is responsible for making any such termination payments.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan ("ESPP") provides all Company employees an opportunity to purchase Common Stock through regular payroll deductions. The purchase price is equal to 85% of the lesser of the closing price of Common Stock on the first trading day of the offering period and the closing price of Common Stock on the last trading day of the offering period. During fiscal 2012, Messrs. Hart and Dunn were the only NEOs to participate in the ESPP.

Health and Welfare Benefits

The Company generally offers group medical, dental, vision, life and long-term disability insurance in a flexible benefits package to all active U.S. employees, except as otherwise required by collective bargaining agreements. Every employee is provided life insurance up to one times his or her base salary at no charge, other than income taxes, to the employee. For an additional charge, the employee may obtain coverage of up to four times his or her base salary up to a maximum life insurance benefit of $1,250,000. NEOs participate on the same basis as other eligible employees.

Income Tax Consequences of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation paid to NEOs (other than the chief financial officer) to $1 million in any year. Performance-based compensation may be excluded from this limitation if certain conditions are met. The Compensation Committee intends to maximize the extent of tax deductibility of executive compensation under the provisions of Section 162(m) of the Internal Revenue Code. The Compensation Committee believes, however, that stockholder interests are best served by not restricting its discretion and flexibility in structuring compensation programs, even though such programs may result in certain non-deductible compensation expenses.

Compensation Recovery (Clawback) Policy

The Company's employment agreements contain a provision that requires the employee, to the extent required by law, to reimburse the Company following the publication of a restatement of the Company's financial statements due to material noncompliance with any financial reporting requirement under the securities laws as a result of misconduct for (a) incentive-based or equity-based compensation received and (b) any profits realized from the sale of securities, in each case during the 12 months prior to discovery of the noncompliance. The Compensation Committee has exclusive authority to interpret and enforce this provision.

The Compensation Committee has adopted a “Clawback Policy” to recover pay that is determined to have been wrongfully earned by managerial or executive employees. As a result, all restricted stock units granted after November 30, 2009 include a clause that reduces the number of equity awards upon the occurrence of certain events. The Compensation Committee has the exclusive authority to interpret the Clawback Policy, and may offset compensation as necessary to recover amounts due under the Clawback Policy. The Compensation Committee expects to adopt changes to the Clawback Policy once the SEC issues final rules implementing the provisions of the Dodd-Frank Act related to compensation recovery.

Anti-Hedging Policy

The Company does not allow directors or employees to hedge the value of Company equity securities held directly or indirectly by the director or employee. Company policy prohibits the purchase or sale of puts, calls, options or other derivative securities based on the Company's securities, as well as hedging or monetization transactions and purchases of Company equity securities on margin.

Stock Ownership Guidelines

The Compensation Committee has adopted stock ownership guidelines to promote a high level of stock retention among executives and non-employee directors. The guidelines require that the total value of the participant's holdings of Common Stock must equal or exceed the specified target value, as follows:

Position/Title	Target Ownership
Chief Executive Officer and President	6 x base salary
Group Presidents and Executive Vice Presidents	3 x base salary
Senior Vice Presidents	2 x base salary
Non-Employee Directors	4 x annual retainer

In determining the value of shares held by any executive or non-employee director for purposes of this policy, the Compensation Committee considers (A) the higher of (1) the current market value or (2) the tax basis of lapsed restricted stock units and (B) the higher of (1) the market value of shares held by the participant or (2) the tax basis of shares held by the participant. Outstanding stock options and restricted stock units for which the restrictions have not lapsed do not count toward the achievement of target ownership levels. The Chief Executive Officer and the Compensation Committee review the ownership of each executive and non-employee director annually.

Prior to attaining the target ownership levels, the participants are required to hold at least 50% of shares of Common Stock obtained through the Company's equity compensation programs. Tendering shares to pay taxes, selling shares pursuant to a previously executed agreement to cover the payment of taxes and tendering shares to pay the exercise price upon stock option exercises are permitted under the guidelines.

REPORT OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

The Compensation and Human Resources Committee participated in the preparation of the Compensation Discussion and Analysis, reviewing successive drafts and discussing the drafts with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Proxy Statement.

Compensation and Human Resources Committee
Joseph B. Leonard, Chairman
Jerry W. Kolb
Mark J. O'Brien
Bernard G. Rethore
Neil A. Springer

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides summary information concerning compensation earned or accrued by or paid to our NEOs for the fiscal years ended September 30, 2012, 2011 and 2010.

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Gregory E. Hyland	2012	867,667	—	1,199,762	330,080	1,197,380	17,241	50,308	3,662,438
Chairman, President and	2011	843,667	—	602,212	355,002	—	20,920	47,436	1,869,237
Chief Executive Officer	2010	813,333	—	863,969	478,972	848,760	104,276	51,473	3,160,783
Evan L. Hart	2012	361,133	—	326,804	87,050	360,230	—	30,655	1,165,872
Senior Vice President	2011	338,467	—	180,858	106,615	—	—	30,398	656,338
and Chief Financial Officer	2010	311,667	—	259,469	143,846	260,120	—	29,756	1,004,858
Robert D. Dunn *Senior Vice President, Human Resources*	2012	305,167	—	110,881	34,147	237,916	—	34,663	722,774
Gregory S. Rogowski	2012	394,933	—	277,722	85,528	374,041	—	33,637	1,165,861
President, Mueller Co.	2011	384,975	70,739	183,473	108,157	—	—	18,680	766,024
	2010	377,083	—	263,221	145,926	431,289	—	73,949	1,291,468
Thomas E. Fish	2012	386,600	—	249,367	76,795	297,083	—	42,449	1,052,294
President, Anvil	2011	377,333	49,525	176,908	104,131	372,400	—	41,759	1,122,056
International	2010	345,672	—	246,309	138,373	260,083	—	40,446	1,030,883
Paul T. Ciolino *Former President, U.S. Pipe*	2012	178,983	800,000	—	—	—	—	52,007	1,030,990

(1) Effective February 1, 2012, annual salaries of the NEOs were increased as described under "Compensation Discussion and Analysis - Compensation Elements - Salary". Compensation information for Messrs. Dunn and Ciolino is provided only for fiscal 2012 because they were not NEOs for fiscal 2011 or fiscal 2010.

(2) These amounts reflect non-performance based cash incentive awards.

(3) The dollar amounts shown for stock awards and option awards represent the aggregate grant date fair values computed in accordance with the applicable ASC 718, Stock Compensation, excluding the effect of forfeitures. For information on the assumptions used to calculate the value of the awards, refer to Note 12 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012. These amounts do not reflect whether the NEOs have actually realized a financial benefit from the awards. For example, the following table summarizes the intrinsic value measured at September 30, 2012 of option awards granted from November 2006 through November 2011 to the NEOs (other than Mr. Ciolino):

Intrinsic Value of Option Awards Versus Value for Financial Reporting Purposes (supplemental table) at September 30, 2012

Name	Grant Date	Share Price at Grant Date	Shares Underlying Options Granted	Grant Date Fair Value	Total Value on Grant Date	Intrinsic Value of Grant at 9/30/12 (a)
Gregory E. Hyland	11/29/06	$ 15.09	88,300	$ 5.90	$ 520,970	$ —
	11/29/07	10.66	226,757	3.85	873,014	—
	12/02/08	5.49	343,155	2.02	693,173	—
	12/01/09	5.05	281,748	1.70	478,972	—
	11/30/10	3.52	281,748	1.26	355,002	388,812
	11/29/11	2.03	272,793	1.21	330,080	782,916
	Total				$ 3,251,211	$ 1,171,728
Evan L. Hart	11/29/06	$ 15.09	2,384	$ 5.90	$ 14,066	$ —
	11/29/07	10.66	10,459	3.85	40,267	—
	07/31/08	9.10	24,752	3.36	83,167	—
	12/02/08	5.49	66,539	2.02	134,409	—
	12/01/09	5.05	84,615	1.70	143,846	—
	11/30/10	3.52	84,615	1.26	106,615	116,769
	11/29/11	2.03	71,942	1.21	87,050	206,474
	Total				$ 609,420	$ 323,243
Robert D. Dunn	11/08/07	$ 9.48	38,462	$ 3.49	$ 134,232	$ —
	12/02/08	5.49	40,874	2.02	82,565	—
	12/01/09	5.05	37,587	1.70	63,898	—
	11/30/10	3.52	37,587	1.26	47,360	51,870
	11/29/11	2.03	28,221	1.21	34,147	80,994
	Total				$ 362,202	$ 132,864
Gregory S. Rogowski	05/12/09	$ 4.07	69,735	$ 1.46	$ 101,813	$ 57,880
	12/01/09	5.05	85,839	1.70	145,926	—
	11/30/10	3.52	85,839	1.26	108,157	118,458
	11/29/11	2.03	70,684	1.21	85,528	202,863
	Total				$ 441,424	$ 379,201
Thomas E. Fish	11/29/06	$ 15.09	14,928	$ 5.90	$ 88,075	$ —
	11/29/07	10.66	53,433	3.85	205,717	—
	12/02/08	5.49	94,106	2.02	190,094	—
	12/01/09	5.05	40,209	1.70	68,355	—
	02/22/10	4.76	42,435	1.65	70,018	5,941
	11/30/10	3.52	82,644	1.26	104,131	114,049
	11/29/11	2.03	63,467	1.21	76,795	182,150
	Total				$ 803,185	$ 302,140

(a) Our Common Stock had a closing price of $4.90 per share on September 30, 2012 on the NYSE. These amounts are based on the closing share price for our Common Stock on such date.

(4) These amounts reflect non-equity incentive plan compensation awards that were earned by our NEOs under the Management Incentive Plan based on Company and individual performance during fiscal 2012 and 2011, and under our Top Executive Bonus Plan or the Management Incentive Program for fiscal 2010. The earned amounts for fiscal 2012 were paid in December 2012.

(5) These amounts reflect accruals for deferred compensation for Mr. Hyland under a plan established for his benefit by the Company. See "Retirement Benefits - Deferred Compensation Plans - Agreement with Mr. Hyland."

(6) These amounts reflect the combined value of each NEO's perquisites and compensation that is not otherwise reflected in the Summary Compensation Table. Amounts for fiscal 2012 consist of the following additional compensation:

Fiscal 2012 All Other Compensation

Name	Vehicle Allowance or Use of Leased Vehicle	Financial Planning[(a)]	Contributions to 401(k) Plans	Life and Long-Term Disability Insurance	Relocation and Other	Total
Gregory E. Hyland	$ 24,000	$ —	$ 10,000	$ 13,208	$ 3,100	$ 50,308
Evan L. Hart	18,000	—	9,763	2,792	100	30,655
Robert D. Dunn	18,000	—	10,030	3,633	3,000	34,663
Gregory S. Rogowski	18,000	—	10,000	4,454	1,183	33,637
Thomas E. Fish	18,000	7,500	10,000	6,149	800	42,449
Paul T. Ciolino	9,000	7,500	—	2,074	40,933[(b)]	59,507

(a) NEOs are entitled to reimbursement of up to $7,500 of annual financial planning ($10,000 for the Chief Executive Officer).

(b) This amount represents relocation benefits.

Grants of Plan-Based Awards Table

The following table summarizes the equity awards made to our NEOs during fiscal 2012 on a grant-by-grant basis. Each of the equity-based awards granted during fiscal 2012 and reported in the Grants of Plan-Based Awards Table was granted under, and is subject to the terms of, the 2006 Stock Plan. The 2006 Stock Plan is administered under the direction of the Compensation Committee.

Fiscal 2012 Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			All Other Stock Awards: Number of Shares of Stock or Units (1)	All Other Option Awards: Number of Securities Underlying Options (2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards($)(4)
		Threshold	Target	Maximum				
Gregory E. Hyland	11/29/11	—	867,667	1,735,334				
	11/29/11				591,016			1,199,762
	11/29/11					272,793	2.03	330,080
Evan L. Hart	11/29/11	—	270,850	541,700				
	11/29/11				160,987			326,804
	11/29/11					71,942	2.03	87,050
Robert D. Dunn	11/29/11	—	167,842	335,684				
	11/29/11				54,621			110,881
	11/29/11					28,221	2.03	34,147
Gregory S. Rogowski	11/29/11	—	296,200	592,400				
	11/29/11				136,809			277,722
	11/29/11					70,684	2.03	85,528
Thomas E. Fish	11/29/11	—	289,950	579,900				
	11/29/11				122,841			249,367
	11/29/11					63,467	2.03	76,795

(1) These amounts represent restricted stock units. Each restricted stock unit entitles the grantee to receive one share of Common Stock upon vesting. Such restricted stock units generally vest in equal installments on the first, second and third anniversary of the date of grant. Vesting of these restricted stock units accelerates automatically upon the death, disability or retirement of the grantee. Holders of restricted stock units do not have the right to vote or dispose of restricted stock units and do not have dividend rights with respect to shares of Common Stock underlying restricted stock units until such shares are issued.

(2) Upon vesting, each stock option entitles the grantee to purchase one share of Common Stock at a specified exercise price. These stock options generally vest in equal installments on the first, second and third anniversary of the date of grant. Once vested, options will generally remain exercisable until 10 years from the grant date. Grantees generally have three months to exercise any vested options upon termination of employment. This period is extended to two years in the event termination results from death, disability or retirement. All outstanding options will immediately terminate if the grantee is terminated for cause.

(3) Each stock option granted during fiscal 2012 has an exercise price equal to the closing price of our Common Stock on the NYSE on the grant date.

(4) These amounts reflect the aggregate fair value of the award on the grant date determined in accordance with accounting principles generally accepted in the United States. This is the amount we record as compensation expense in our consolidated financial statements over the vesting period of the award.

Outstanding Equity Awards at Fiscal Year-End Table

Outstanding Equity Awards at September 30, 2012

Name	Original Walter Energy Grant Date[1]	Mueller Water Products Reissue or Grant Date	Option Awards: Number of Securities Underlying Unexercised Options — Exercisable	Option Awards: Number of Securities Underlying Unexercised Options — Unexercisable [2]	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date	Stock Awards: Number of Units of Stock [3]	Stock Awards: Market Value of Units of Stock ($)[4]
Gregory E. Hyland	9/16/2005	12/15/06	113,358	—	14.55	09/16/15	—	—
	2/22/2006	12/15/06	69,611	—	20.56	02/22/16	74,784	366,442
		11/29/06	88,300	—	15.09	11/29/16	103,964	509,424
		11/29/07	226,757	—	10.66	11/29/17	—	—
		12/02/08	343,155	—	5.49	12/02/18	—	—
		12/01/09	187,832	93,916	5.05	12/01/19	57,028	279,437
		11/30/10	93,916	187,832	3.52	11/30/20	114,055	558,870
		11/29/11	—	272,793	2.03	11/29/21	591,016	2,895,978
Evan L. Hart		11/29/06	2,384	—	15.09	11/29/16	2,807	13,754
		11/29/07	10,459	—	10.66	11/29/17	—	—
		07/31/08	24,752	—	9.10	07/31/18	—	—
		12/02/08	66,539	—	5.49	12/02/18	—	—
		12/01/09	56,410	28,205	5.05	12/01/19	17,127	83,922
		11/30/10	28,205	56,410	3.52	11/30/20	34,253	167,840
		11/29/11	—	71,942	2.03	11/29/21	160,987	788,836
Robert D. Dunn		11/08/07	38,462	—	9.48	11/08/17	—	—
		12/02/08	40,874	—	5.49	12/02/18	—	—
		12/01/09	25,058	12,529	5.05	12/01/19	7,608	37,279
		11/30/10	12,529	25,058	3.52	11/30/20	15,215	74,554
		11/29/11	—	28,221	2.03	11/29/21	54,621	267,643
Gregory S. Rogowski		05/12/09	69,735	—	4.07	05/12/19	—	—
		12/01/09	57,226	28,613	5.05	12/01/19	17,374	85,133
		11/30/10	28,613	57,226	3.52	11/30/20	34,748	170,265
		11/29/11	—	70,684	2.03	11/29/21	136,809	670,364
Thomas E. Fish		08/22/06	10,502	—	16.95	08/22/16	14,016	68,678
		11/29/06	14,928	—	15.09	11/29/16	17,576	86,122
		11/29/07	53,433	—	10.66	11/29/17	—	—
		12/02/08	94,106	—	5.49	12/02/18	—	—
		12/01/09	26,806	13,403	5.05	12/01/19	8,139	39,881
		02/22/10	28,290	14,145	4.76	02/22/20	8,614	42,209
		11/30/10	27,548	55,096	3.52	11/30/20	33,505	164,175
		11/29/11	—	63,467	2.03	11/29/21	122,841	601,921

(1) The Company separated from Walter Industries in December 2006. Equity awards granted prior to August 2006 were made by Walter Industries and were converted into restricted stock units or options to acquire Common Stock in connection with our separation from Walter Industries. The exercise price of our reissued stock options reflected a conversion ratio of 3.239:1. The vesting dates and option expiration dates for the reissued awards were identical to the replaced Walter Industries awards.

(2) Unexercisable options granted on 12/01/09 vest on 12/01/12.
Unexercisable options granted on 02/22/10 vest on 02/22/13.
Unexercisable options granted on 08/09/10 vest on 8/09/13.
Unexercisable options granted on 11/30/10 vest 50% on each of 11/30/12 and 11/30/13.

(3) Restricted stock units granted on 02/22/06 vest on 02/22/13 unless vesting accelerates as a result of stock price performance.
Restricted stock units granted on 08/22/06 vest on 08/22/13 unless vesting accelerates as a result of stock price performance.
Restricted stock units granted on 11/29/06 vest on 11/29/13 unless vesting accelerates as a result of stock price performance.
Accelerated vesting occurs when Common Stock maintains a closing market price in excess of a 10% compound annual growth rate (13% for restricted stock units granted on 11/29/06) for 60 consecutive calendar days. When such an event occurs, 25% of the original grant vests on the next anniversary date of the grant.

Restricted stock units granted on 12/01/09 vested on 12/01/12.
Restricted stock units granted on 02/22/10 vest on 02/22/13.
Restricted stock units granted on 11/30/10 vested 50% on 11/30/12 and will vest 50% on 11/30/13.
Restricted stock units granted on 11/29/11 vested ⅓ on 11/29/12 and will vest ⅓ on each of 11/29/13 and 11/29/14.

(4) The "market value" is calculated by multiplying the number of restricted stock units that have not vested by the closing price of Common Stock on the NYSE on September 30, 2012 of $4.90 per share.

Option Exercises and Stock Vested Table

This table shows stock options exercised by our NEOs during fiscal 2012 and restricted stock units held by our NEOs for which vesting occurred during fiscal 2012. The dollar values shown in this table are not the grant date fair values disclosed elsewhere in this Proxy Statement.

Fiscal 2012 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise($)	Number of Shares Acquired on Vesting	Value Realized on Vesting($)[1]
Gregory E. Hyland	—	—	231,756	642,867
Evan L. Hart	—	—	46,085	99,886
Robert D. Dunn	—	—	22,483	48,716
Gregory S. Rogowski	—	—	79,075	238,525
Thomas E. Fish	—	—	50,239	116,776
Paul T. Ciolino	—	—	15,818	35,432

(1) The "value realized" is calculated as the closing price of Common Stock on the NYSE on the vesting date multiplied by the number of restricted stock units for which restrictions lapsed.

Nonqualified Deferred Compensation During Fiscal Year 2012

The following table sets forth certain information with respect to participation in any nonqualified deferred compensation plans for our NEOs. Mr. Hyland participates in a deferred compensation plan pursuant to the terms of his employment agreement. None of our other NEOs participate in any executive deferred compensation plan.

Name	Executive Contributions in 2012 Fiscal Year	Registrant Contributions in 2012 Fiscal Year	Aggregate Earnings in 2012 Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at 2012 Fiscal Year End
Gregory E. Hyland	$ —	$ —	$ 17,241	$ —	$ 566,250

These contributions and aggregate earnings are included in Column H of the Summary Compensation Table for fiscal 2012.

Pension Plan

None of our NEOs participate in a defined benefit pension plan. Each NEO, other than Mr. Ciolino, participates in our 401(k) plan, under which the Company makes matching contributions in accordance with the terms of that plan.

Employment, Severance and Change-in-Control Arrangements

At September 30, 2012, the Company had employment agreements with each NEO, except Mr. Ciolino whose employment agreement was assigned by the Company to U.S. Pipe in connection with the sale of U.S. Pipe effective April 1, 2012.

Gregory E. Hyland. Mr. Hyland's employment agreement with the Company, dated September 15, 2008 (and subsequently amended on each of February 6, 2009, December 1, 2009, December 1, 2010 and March 31, 2012), provides for the following:

- An initial annual base salary of $790,000, reviewed annually;
- An opportunity to earn an annual target bonus of 100% of a target amount based on base salary, with a payout range from zero to up to twice the amount of the target (based on the satisfaction of predetermined goals);
- An annual equity opportunity subject to the discretion of the Compensation Committee (if predetermined goals are met);
- A car allowance of $2,000 per month;
- Four weeks of vacation each year;
- Reimbursement of financial planning;
- Entitlement to participate in an unfunded deferred compensation plan; and
- Severance benefits, including (a) a lump sum payment of unpaid salary and other benefits, and (b) a total amount equal to 300% of Mr. Hyland's current salary, paid in monthly installments over 24 months.

Evan L. Hart. Mr. Hart's employment agreement with the Company, dated July 16, 2008 (and subsequently amended on each of February 6, 2009, December 1, 2009 and March 31, 2012), provides for the following:

- An initial annual base salary of $285,000, reviewed annually;
- An opportunity to earn an annual target bonus of 60% of base salary (increased to 75% for the fiscal 2011 year and subsequent years), with a payout range from zero to up to twice the amount of the target (based on the satisfaction of predetermined goals);
- An annual equity opportunity commensurate with an executive-level position at the Company;
- A car allowance of $1,500 per month;
- Four weeks of vacation each year; and
- Severance benefits, including (a) a lump sum payment of unpaid salary and other benefits, and (b) a total amount equal to 262.5% of Mr. Hart's current salary, paid in monthly installments over 18 months.

Robert D. Dunn. Mr. Dunn's employment agreement with the Company, dated September 15, 2008 (and subsequently amended on February 6, 2009, December 1, 2009, January 23, 2012 and March 1, 2012), provides for the following:

- An initial annual base salary of $280,000, reviewed annually;
- An opportunity to earn an annual target bonus of 55% of base salary, with a payout range from zero to up to twice the amount of the target (based on the satisfaction of predetermined goals);
- An annual equity opportunity commensurate with an executive-level position at the Company;
- A car allowance of $1,500 per month;
- Four weeks of vacation each year; and
- Severance benefits, including (a) a lump sum payment of unpaid salary and other benefits, and (b) a total amount equal to 232.5% of Mr Dunn's current salary, paid in monthly installments over 18 months.

Gregory S. Rogowski. Mr. Rogowski's employment agreement with the Company, dated May 12, 2009 (and subsequently amended on each of December 1, 2009 and March 31, 2012), provides for the following:

- An initial annual base salary of $375,000, reviewed annually;
- An opportunity to earn an annual target bonus of 75% of base salary, with a payout range from zero to up to twice the amount of the target (based on the satisfaction of predetermined goals);
- An annual equity opportunity commensurate with an executive-level position at the Company;
- A car allowance of $1,500 per month;
- Four weeks of vacation each year; and
- Severance benefits, including (a) a lump sum payment of unpaid salary and other benefits and (b) a total amount equal to 262.5% of Mr. Rogowski's current salary, paid in monthly installments over 18 months.

Thomas E. Fish. Mr. Fish's employment agreement with the Company, dated February 22, 2010 (and subsequently amended on March 31, 2012), was negotiated by management to replace a prior employment agreement and provides for the following:

- An initial annual base salary of $371,600, reviewed annually;
- An opportunity to earn an annual target bonus of 75% of base salary, with a payout range from zero to up to twice the amount of the target (based on the satisfaction of predetermined goals);
- An annual equity opportunity commensurate with an executive-level position at the Company;
- A car allowance of $1,500 per month;
- Five weeks of vacation each year; and
- Severance benefits, including (a) a lump sum payment of unpaid salary and other benefits and (b) a total amount equal to 262.5% of Mr. Fish's current salary, paid in monthly installments over 18 months.

Paul T. Ciolino. As noted above, Mr. Ciolino's employment agreement with the Company, dated August 9, 2010, was assigned from the Company to U.S. Pipe effective on April 1, 2012. Mr. Ciolino performed services for the Company under the terms of this agreement through April 2, 2012. The agreement provided for the following:

- A base salary of $355,000 per year, reviewed annually;

- An opportunity to earn an annual target bonus of 75% of annual base salary, with a payout range from zero to up to twice the amount of the target (based on the satisfaction of predetermined goals);
- An annual equity opportunity commensurate with an executive-level position at the Company;
- A car allowance of $1,500 per month;
- Four weeks of vacation each year; and
- Severance benefits, including (a) a lump sum payment of unpaid salary and other benefits, and (b) a total amount equal to 262.5% of Mr. Ciolino's current salary, paid in monthly installments over 18 months.

Pursuant to the terms of the purchase agreement, the buyer of U.S. Pipe is responsible for any such termination payments owed to Mr. Ciolino under the terms of his change-in-control agreement with U.S. Pipe.

Potential Payments Upon Termination or Change-in-Control

At September 30, 2012, the Company had a change-in-control agreement with each NEO, except for Mr. Ciolino whose change-in-control agreement was assigned by the Company to U.S. Pipe on June 10, 2011. As noted above, the Company disposed of U.S. Pipe effective April 1, 2012.

In connection with the assignment of Mr. Ciolino's change-in-control agreement, Mr. Ciolino became entitled to receive 18 months of salary and his target bonus on a change-in-control (as defined in the agreement) if U.S. Pipe terminates his employment within two years of a change-in-control, unless his employment is terminated for "Cause".

Under our change-in-control agreements, if employment is terminated other than for "Cause" or for "Good Reason" within 24 months following a change-in-control, the executive would be entitled to a lump-sum payment equivalent to base salary and annual incentive bonus (generally calculated as the average of their actual annual incentive bonuses over the preceding three years) and continuation of certain benefits, such as group life and medical insurance coverage for a period of 24 months. The severance benefits under the change-in-control agreements also include the immediate vesting of all unvested stock options and restricted stock units. The agreements (other than for Mr. Fish) provide for an additional payment sufficient to eliminate the effect of any applicable excise tax on severance payments in excess of an amount determined under Section 280G. Payments subject to the excise tax would not be deductible by the Company for federal or state income tax purposes. The agreements provide that no executive is entitled to receive duplicative severance benefits under any other Company-related plans or programs if benefits are triggered.

The following table sets forth the potential benefits that each NEO would be entitled to receive upon termination of employment in the situations outlined below. If any NEO terminates his employment without good reason or is terminated for cause, the executive is not entitled to the benefits described below. These disclosed amounts are estimates and do not necessarily reflect the actual amounts that would be paid to the NEOs, which would only be known at the time that they become eligible for payment. The amounts shown in the table are the amounts that could be payable under existing plans and arrangements if the NEO's employment had terminated on September 30, 2012, including (other than for Mr. Fish) an estimated gross-up for certain taxes in the event that any payments made in connection with a change in control were subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. The definitions that apply follow the table below.

The termination events pursuant to which the NEOs are entitled to potential payments are as follows:

A - Severance arrangement for termination without cause or for good reason

B - Termination without cause after a change-in-control or, if applicable, sale of segment

C - Death, disability or retirement

Potential Payments Upon Termination or Change-in-Control Table

Name		Cash Severance	Bonus Earned as of Event Date[1]	Vesting of Unvested Long-Term Awards[2]	Health, Welfare and Other Benefits Continuation	Outplacement[3]	Sec 280G Excise Tax and Related Gross-Up[4]	Total
Gregory E. Hyland	A	$3,258,558[5]	$ —	$ —	$33,558[10]	$ 25,000	$ —	$ 3,317,116
	B	3,747,651[6]	1,197,380	5,652,274	33,558[10]	306,250	—	10,937,113
	C	566,250[7]	—	4,776,409	—	—	—	5,342,659
Evan L. Hart	A	$ 997,280[5]	$ —	$ —	$11,906[9]	$ 25,000	$ —	$ 1,034,186
	B	1,180,159[6]	360,230	1,338,672	15,875[10]	129,185	762,874	3,786,995
	C	—	—	1,324,918	—	—	—	1,324,918
Robert D. Dunn	A	$ 739,072[5]	$ —	$ —	$23,404[9]	$ 25,000	$ —	$ 787,476
	B	934,499[6]	237,916	495,050	31,205[10]	107,695	517,965	2,324,330
	C	—	—	495,050	—	—	—	495,050
Gregory S. Rogowski	A	$1,075,906[5]	$ —	$ —	$ 7,341[9]	$ 25,000	$ —	$ 1,108,247
	B	1,411,076[6]	374,041	1,207,597	9,788[10]	139,370	689,862	3,831,734
	C	—	—	1,207,597	—	—	—	1,207,597
Thomas E. Fish	A	$1,060,706[5]	$ —	$ —	$28,083[9]	$ 25,000	$ —	$ 1,113,789
	B	1,202,983[8]	297,083	1,263,149	37,444[10]	136,430	—	2,937,089
	C	—	—	1,108,348	—	—	—	1,108,348

(1) All NEOs are entitled to a pro rata share of the current fiscal year bonus in the event of termination without cause or after a change-in-control. Amounts in this table assume a termination date of September 30, 2012 and represent the actual bonus paid for fiscal 2012 since this amount would not have otherwise been paid at that date.

(2) The value of stock options is calculated as the difference between the closing price of Common Stock per share on September 30, 2012 and the option exercise prices per share multiplied by the number of options for in-the-money options. The value of restricted stock units is the closing price of Common Stock per share on September 30, 2012 multiplied by the number of restricted stock units. The closing price of our common stock on September 30, 2012 on the New York Stock Exchange was $4.90 per share. Upon termination due to death, disability or retirement, only the equity awards granted beginning November 2007 vest automatically in accordance with their terms.

(3) Outplacement services in Case A will be reasonable in the sole discretion of the Company. Outplacement services in Case B will be provided for up to two years, but will not exceed 35% of the NEOs base salary at the time of termination.

(4) The gross-up for purposes of Section 280G is calculated by determining if the total amount payable to the executive contingent upon a change-in-control exceeds 2.99 times the average of the annual eligible compensation payable to the executive during the preceding five years. If the total amount payable exceeds the average annual compensation amount, a "gross-up" amount is added to the amounts paid to the executive in order to put the executive in the same after-tax position as if he had not been subject to the excise tax.

(5) Cash severance is equal to 300% (Mr. Hyland) of current annual base salary plus accrued but untaken vacation. The percentage applicable to Messrs. Hart, Rogowski and Fish is 262.5%. The percentage applicable to Mr. Dunn is 232.5%. Cash severance to Mr. Hyland also includes payout under the Retirement Plan. Accrued vacation assumes no vacation has been taken.

(6) Cash severance is equal to 2 times annual base salary plus 2 times the average bonus over the last three years, plus accrued but untaken vacation. Cash severance to Mr. Hyland also includes payout under the Retirement Plan. Accrued vacation assumes no vacation has been taken.

(7) Cash severance to Mr. Hyland also includes payout under the Retirement Plan.

(8) Cash severance is equal to the lesser of 2 times annual base salary plus 2 times the average bonus over the last three years or 2.99 times annual base salary, plus accrued but untaken vacation.

(9) Welfare benefits are continued for up to 18 months from the separation date based on the current elections and plan premiums.

(10) Welfare benefits are continued for up to 24 months from the separation date based on the current elections and plan premiums.

An NEO's rights upon the termination of his employment will depend upon the circumstances of the termination. Central to an understanding of the rights of each NEO under the employment agreements is an understanding of the definitions of "Cause" and "Good Reason" that are used in those agreements.

- The Company has *Cause* to terminate the executive officer:
  - Under the employment agreements upon (A) conviction or guilty plea of a felony or any crime involving fraud or dishonesty; (B) theft or embezzlement of property from the Company; (C) refusal to perform his employment duties; (D) fraudulent preparation of financial information of the Company; (E) willful conduct that is demonstrably and materially injurious to the Company; or (F) willful violation of material Company policies or procedures.
  - Under the change-in-control agreements upon (A) conviction or guilty plea of a felony or any crime involving fraud or dishonesty; (B) refusal to perform his employment duties; (C) fraudulent preparation of financial information of the Company; or (D) willful conduct that is demonstrably and materially injurious to the Company.
- The executive officer has *Good Reason* to terminate his employment:
  - Under the employment agreements if the Company (A) assigns the executive officer duties that are materially inconsistent with his position or materially reduce or alter the executive officer's position; (B) requires that the executive officer be based at a location different from the location of his principal job location or office; or (C) materially reduces the executive officer's base salary.
  - Under the change-in-control agreements if the Company (A) assigns the executive officer duties that are materially inconsistent with his position or materially reduce or alter the executive officer's position; (B) requires that the executive officer be based at a location in excess of 50 miles from the location of his principal job location or office; (C) reduces the executive officer's base salary; (D) fails to continue in effect any of the Company's benefit plans in which the executive officer participates unless such failure to continue the benefits pertains to all plan participants generally; (E) fails to obtain a satisfactory agreement from any successor to the Company to assume and agree to perform the Company's obligations under the agreement; or (F) materially breaches any of the provisions of the agreement.
- A *change-in-control* of the Company exists if:
  - Any person acquires more than 30% of the combined voting power of the Company's outstanding securities;
  - A majority of the Board is replaced;
  - A merger or consolidation of the Company is completed, with more than a 33$^{1}/_{3}$% beneficial ownership change; or
  - The Company's stockholders approve a plan or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table furnishes information, as of December 12, 2012, as to: (A) shares of Common Stock beneficially owned by each current director and NEO and (B) shares of Common Stock beneficially owned by all current directors and executive officers of the Company as a group. Except as indicated below, to the knowledge of Company management, each person indicated in the following table has sole voting and investment power as to the shares shown.

At December 12, 2012, there were 157,498,109 shares of Common Stock outstanding.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percent of Outstanding Common Stock
Howard L. Clark, Jr., Director	96,418	*
Shirley C. Franklin Director	47,048	*
Thomas J. Hansen, Director	23,150	*
Gregory E. Hyland, Chairman, President and Chief Executive Officer	3,181,916	2.0%
Jerry W. Kolb, Director	121,453	*
Joseph B. Leonard, Director	111,301	*
Mark J. O'Brien, Director	111,301	*
Bernard G. Rethore, Director	127,604	*
Neil A. Springer, Director	110,127	*
Lydia W. Thomas, Director	72,663	*
Michael T. Tokarz, Director	311,301	*
Evan L. Hart, Senior Vice President and Chief Financial Officer	631,511	*
Robert D. Dunn, Senior Vice President, Human Resources	290,786	*
Gregory S. Rogowski, President, Mueller Co.	534,704	*
Thomas E. Fish, President, Anvil	729,451	*
Paul T. Ciolino, President, U.S. Pipe (3)	161,892	*
All directors and executive officers as a group (20 individuals)	7,466,762	4.8%

* Less than 1% of outstanding common stock.

(1) The address of each of our directors and executive officers is c/o Mueller Water Products, Inc., 1200 Abernathy Road, N.E., Suite 1200, Atlanta, Georgia 30328.

(2) Includes owned Common Stock, unvested restricted stock stock units and vested options for each individual. Mr. Ciolino has no unvested restricted stock units. See "Executive Compensation - Outstanding Equity Awards at Fiscal Year-End Table" for more information concerning the equity awards of our NEOs and "Director Compensation - Summary of Director Compensation" for more information concerning the equity awards of our directors.

(3) Mr. Ciolino is no longer employed by the Company. The Company sold its U.S. Pipe business effective April 1, 2012.

The Company believes that the following table is an accurate representation of beneficial owners of more than 5% of Common Stock. The information in the table is based on information furnished by the specified persons pursuant to Schedules 13D and 13G filed by each of them with the SEC and on the number of shares of Common Stock issued and outstanding at December 12, 2012.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Glenview Capital Management, LLC 767 Fifth Avenue, 44th Floor New York, NY 10153 (1)	12,120,383	7.7%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746 (2)	10,943,862	7.0%
Appaloosa Management L.P. 51 John F. Kennedy Parkway Short Hills, NJ 07028 (1)	8,981,831	5.7%
Mount Kellett Capital Management LP 723 Fifth Avenue, 18th Floor 6 New York, NY 10022 (1)	8,201,207	5.2%

(1) Based on a Schedule 13F filed on November 14, 2012 related to beneficial ownership as of September 30, 2012.

(2) Based on a Schedule 13F filed on November 15, 2012 related to beneficial ownership as of September 30, 2012.

GENERAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a company's common stock (together, the "Reporting Persons") to file initial reports of ownership and reports of changes in ownership with the SEC. The Reporting Persons are required by SEC rules to furnish the company with copies of all Section 16(a) forms they file. Based solely on a review of copies of such forms furnished to the Company and written representations from the executive officers and directors, the Company believes that the Reporting Persons complied with all Section 16 filing requirements during fiscal 2012, except for a Form 4 for Mr. Hart that was inadvertently filed late and related to a vesting that occurred on July 31, 2010 and Form 5 filings that reported broker-initiated dividend reinvestment purchases by Mr. Fish and Mr. Dunn.

Other Business for Presentation at the Annual Meeting

The Board and management do not intend to bring before the Annual Meeting any matters other than those disclosed in the Notice of Annual Meeting of Stockholders, nor do they know of any business that other persons intend to present at the Annual Meeting. Should any other matter or business requiring a vote of stockholders arise, the persons named in the enclosed proxy intend to exercise the authority conferred by the proxy and vote the shares represented thereby in respect of any such other matter or business in accordance with their best judgment in the interest of the Company.

Other Information

Consolidated financial statements for Mueller Water Products, Inc. are included in the annual report on Form 10-K for the fiscal year ended September 30, 2012 filed with the SEC, 100 F Street, N.E., Washington, D.C. 20549, and the New York Stock Exchange. A copy of the Form 10-K (excluding exhibits) will be furnished, without charge, by writing to the Corporate Secretary, Mueller Water Products, Inc., 1200 Abernathy Road, N.E., Suite 1200, Atlanta, Georgia 30328. The Form 10-K is also available on the Company's website at *www.muellerwaterproducts.com*.

STOCKHOLDER INFORMATION

Stockholder Proposals for Inclusion in Next Year's Proxy Statement

The Company encourages stockholders to contact the Corporate Secretary prior to submitting a stockholder proposal or any time they have concerns about the Company. At the direction of the Board, the Corporate Secretary acts as the corporate governance liaison to stockholders.

If any stockholder intends to present a proposal for inclusion in the Company's proxy materials for the 2014 annual meeting of stockholders, such proposal must be received by the Company not later than the close of business at 5:00 P.M. (Eastern Time) on August 19, 2013 for inclusion, pursuant to Rule 14a-8 under the Exchange Act, in the Company's proxy statement for such meeting. Such proposal also will need to comply with SEC regulations regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. In order to allow the Company to identify the proposal as being subject to Rule 14a-8 and to respond in a timely manner, stockholder proposals must be submitted to the Office of the Corporate Secretary as follows:

Corporate Secretary
Mueller Water Products, Inc.
1200 Abernathy Road, N.E.
Suite 1200
Atlanta, Georgia 30328
Phone: 770-206-4232
Fax: 770-206-4260

Procedures for Business Matters and Director Nominations for Consideration at the 2014 Annual Meeting of Stockholders

The Company's Bylaws provide a formal procedure for bringing business before the annual meeting of stockholders. A stockholder proposing to present a matter or nominate a director for consideration at the 2014 annual meeting of stockholders is required to deliver a written notice to the Corporate Secretary of the Company, no earlier than the close of business at 5:00 P.M. (Eastern time) on August 17, 2013 and not later than September 18, 2013. In the event that the date of the 2014 annual meeting of stockholders is more than 30 days before or more than 60 days after the anniversary date of the Annual Meeting, the notice must be delivered to the Corporate Secretary of the Company not earlier than the 120th day prior to such 2014 annual meeting of stockholders and not later than the later of the 90th day prior to such 2014 annual meeting of stockholders or, if the number of directors to be elected to the Board at an annual meeting is increased and the first public announcement naming all the nominees for director or specifying the size of the increased Board is less than 100 days prior to the anniversary of the mailing date of proxy materials for the prior year's annual meeting, the 10th day following the day on which such public announcement is first made by the Company.

Notice Requirements for Business Matters

The notice must contain all of the information specified in Section 2.03(A)(3) of the Company's Bylaws, including the name and address of the stockholder and the beneficial owner on whose behalf the proposal is made, the class and number of shares of the Company's Common Stock owned beneficially by such stockholder and such beneficial owner, any derivative instrument directly or indirectly owned beneficially by such stockholder. The notice must also set forth a brief description of the business desired to be brought, the text of the proposal and the reasons for conducting such business at the annual meeting, and a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons in connection with the proposal of such business by such stockholder. If the notice does not contain all of the information specified in Section 2.03(A)(3) of the Company's Bylaws, the proposed business will not be transacted at the annual meeting. Such Bylaw provisions are not intended to affect any rights of stockholders to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Pursuant to Rule 14a-4 under the Exchange Act, if a stockholder notifies the Company after November 4, 2013 of an intent to present a proposal at the Company's 2014 annual meeting of stockholders (and for any reason the proposal is voted upon at that annual meeting), the Company's proxy holders will have the right to exercise discretionary voting authority with respect to the proposal, if presented at the annual meeting, without including information regarding the proposal in its proxy materials.

The foregoing notice requirements will be deemed satisfied by a stockholder if the stockholder has notified the Company of his intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for such annual meeting. The Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Company.

Notice Requirements for Nomination of Directors

The Nominating Committee will consider stockholder recommendations for directors. Stockholder recommendations must be forwarded by the stockholder to the Corporate Secretary of the Company with biographical data about the recommended individual.

The Company's Bylaws provide the formal procedure for nominations by stockholders of director candidates. A stockholder intending to make such a nomination is required to deliver to the Corporate Secretary of the Company, a notice that contains all of the information specified in Section 2.03(A)(3) of the Company's Bylaws, including the name and address of the stockholder and the beneficial owner on whose behalf the proposal is made, the class and number of shares of the Company's stock owned beneficially by such stockholder and such beneficial owner, any derivative instrument directly or indirectly owned beneficially by such stockholder. As to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board, the notice must set forth all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships between or among such stockholder and beneficial owner, if any, and each proposed nominee. If the notice does not contain all of the information specified in Section 2.03(A)(3) of the Company's Bylaws, the proposed business will not be transacted at the annual meeting. Such Bylaws provisions are not intended to affect any rights of stockholders to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

By Order of the Board

Keith L. Belknap
Corporate Secretary
Mueller Water Products, Inc.

Atlanta, Georgia
December 17, 2012

Exhibit A

Reconciliation of Non-GAAP Measures to GAAP Results

Consolidated net loss	$(108.4)
Adjusting items:	
Loss from discontinued operations, net of tax	103.2
Valuation allowance against beginning of the year deferred tax assets	5.9
Interest rate swap settlement costs, net of tax	3.0
Restructuring, net of tax	1.7
Loss on early extinguishment of debt, net of tax	0.9
Acquisition costs, net of tax	0.9
Consolidated adjusted net income	$ 7.2
Net cash provided by operating activities	$ 76.8
Capital expenditures	(31.4)
Free cash flow	45.4
Adjustments to free cash flow:	
Restructuring	2.8
Acquisition costs	1.5
Consolidated adjusted free cash flow	$ 49.7
Mueller Co. operating income	$ 57.7
Adjustments to operating income:	
Loss from newer technology products and services and restructuring	17.8
Mueller Co. adjusted operating income	$ 75.5
Anvil operating income	$ 37.3
Adjustment to operating income:	
Restructuring	0.3
Anvil adjusted operating income	$ 37.6

Location for the 2013 Annual Meeting of Stockholders

Mueller Water Products, Inc.
Wednesday, January 30, 2013 at 10:00 A.M., local time

InterContinental Buckhead Hotel
3315 Peachtree Road, N.E., Atlanta, Georgia, 30326

From Hartsfield-Jackson ATL International Airport:

Merge onto I-85 north

Take exit 86 for GA-13N toward Buford Highway

Merge onto GA-13N

Turn left onto Sidney Marcus Blvd NE

Turn right onto Piedmont Rd NE

Turn right onto Peachtree Rd NE

Hotel will be on the right

From Atlanta, Georgia:

Merge onto I-75 north/I-85 north

Slight left onto I-85N

Follow the directions from Hartsfield-Jackson ATL International Airport listed above

From I-85 (southeast of Atlanta):

Take I-85 north toward Atlanta.

Follow the directions from Hartsfield-Jackson ATL International Airport listed above

From I-75 (south of Atlanta):

Merge onto I-75 north toward Atlanta.

Follow the directions from Hartsfield-Jackson ATL International Airport listed above

From I-85 (northeast of Atlanta):

Take exit 88 for Lenox Rd.

Turn right onto Lenox Rd. NE

Turn left onto Spring Buford Conn.

Turn right onto Sidney Marcus Blvd NE

Turn right onto Piedmont Rd. N.E.

Turn right at Peachtree Rd. N.E.

Hotel will be on the right

From I-75 (north of Atlanta) :

Take exit 255 for W. Paces Ferry Rd

Turn left onto W Paces Ferry Rd NW

Cross over Peachtree Rd

Turn first left onto Bolling Way NE

Turn right onto Peachtree Rd NW

Hotel is on the right

From I-20 (east or west of Atlanta):

Merge onto I-75/I-85 north

Follow the directions from Hartsfield-Jackson ATL International Airport listed above

Please note that attendance at the meeting will be limited to stockholders of Mueller Water Products, Inc. as of the record date (or their authorized representatives). You will be required to provide the admission ticket that is detachable from your proxy card or provide other evidence of ownership. If your shares are held by a bank or broker, please bring to the meeting your bank or broker statement evidencing your beneficial ownership of the Company's Common Stock to gain admission to the meeting.